09010104

COPT

CORPORATE OFFICE
PROPERTIES TRUST

The Strength of Our Relationships

A Decade of Leadership in Performance

Annual Report 2008   10 Year Anniversary



10-year history of growth

DIVIDEND GROWTH



$1.43
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08

FFO PER SHARE GROWTH*



$2.64
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08

**A reconciliation of the components of FFO per share to diluted earnings per share can be found on page 88.*



TOTAL SHAREHOLDER RETURN*


700%
600
500
400
300
200
100
0
-100
1 yr
3 yr
5 yr
10 yr
COPT
RMS
Dow Jones
S&P

* *Data as of December 31, 2008, compiled by NAREIT and MSCI*





A DECADE OF LEADERSHIP IN PERFORMANCE

The Strength of Our Relationships paid off handsomely during solid real estate environments and served our shareholders well in challenging, recessionary times. In a decade bounded by explosive industry growth and a painful economic contraction, COPT produced a 648% total return for shareholders—the highest among all equity REITs and far higher than the negative 13% total return for the S&P 500 stock index.

COPT's performance is rooted in the strong growth characteristics of our vibrant customer base and our unwavering attention to customer relationships, supported through award winning customer service. The quality of our performance flows from a customer-driven market strategy, through which we facilitate and participate in our customers' growth. Our leadership and expertise in both environmentally sustainable and mission-critical building design helps our customers realize their visions in ways that few can duplicate.

At the same time, our sound, balanced capital structure has given us a competitive advantage and affords us the flexibility to opportunistically augment our growth in ways that mesh with our long-term strategy.

In the office REIT industry, where the "product" can become a commodity subject to competitive pricing and market cycles, the *Strength of Our Relationships* has earned COPT rare name brand distinction and generated outperformance for our shareholders.



A message to our shareholders

Randall M. Griffin President and Chief Executive Officer



"We owe our consistent outperformance to the quality of our customer-driven business model and our unique ability to serve a growing core customer base."

It is with great pride that we present this year's annual report, reflecting our 10th anniversary as a specialty office REIT and NYSE company. A decade ago, we began laying the foundation for sustainable long-term growth and consistent financial out-performance. As we turn the corner on our first decade as a NYSE company, we are proud of what COPT has achieved for its shareholders.

We have grown from a company with $523 million in market capitalization to a nearly $4 billion company in just 10 years. Our integrated customer, product and market strategies have helped us generate a 648% total shareholder return over the decade—the highest among all equity REITs and significantly higher than the 100% total return for the RMS and the negative 13% total return for the S&P 500 stock index.

Equally important for our shareholders, we also have managed to produce consistent returns. We achieved this despite the decade's volatile economic and real estate market environments, punctuated by one of the most severe global economic downturns in history. COPT has raised its dividend every year in this decade, for dividend growth amounting to 111% for the 10-year period since 1998.

COPT's Strategy Paid Off in 2008. We certainly did not foresee the magnitude of the credit and financial market crises that engulfed the global economy in 2008. However, given our concerns about the macroeconomic environment and excesses in certain sectors of the real estate market, in 2007 we began preparing for a potentially severe recession. Accordingly, we exercised tighter control over our discretionary spending, built up our lines of credit, secured early the funds we would need to maintain our business and support new growth, and took advantage of COPT's strong performance to raise equity, adding additional capacity to our balance sheet.

For 2008, we were number one in our office REIT peer group for total shareholder return, and the only office company that generated positive shareholder return in the peer group. Our 2% total shareholder return for 2008 compared well with an average 37% negative return for our office REIT peer group. We also were able to increase our dividend by 10%, for the 11th year in a row, in an environment when 40% of our industry peers were forced to cut or suspend dividends since the fall of 2008.

Notable Departures and Transitions. March 2009 marked the retirement of Dwight Taylor, CEO of COPT Development & Construction Services and our second longest tenured team member with over 24 years of service, and Peg Ohrt, Senior Vice President of Human Resources, who had over 10 years of service. Both individuals were significant contributors to our success and will be greatly missed.

Bringing new depth to the team, Wayne Lingafelter has taken over the role of President of COPT Development & Construction Services, and Holly Edington succeeds Peg as Vice President of Human Resources. Wayne brings 20 years of development and construction experience to COPT, and Holly brings extensive real estate and large company management experience to her new role.

Positioned for Continued Industry-Leading Growth. Since our inception, we have worked to build a strong, sustainable company that could outperform its office REIT peers in rising real estate markets, while also outperforming in down markets. We have implemented strategies designed to protect and preserve our company and serve our customers and shareholders in an adverse environment. Our strong results in the current environment have helped confirm the soundness of our approach.

This year will not be without its challenges, but we believe we are well positioned to continue our growth. The majority of our properties are in the Greater Washington, DC region, which tends to be less affected by recessions. We earn over half of our real estate revenue from assets primarily leased to tenants in the U.S. Government, Defense Information Technology (IT) and Data sectors, which continue to expand. And, we are positioned to absorb many of the estimated 60,000 net new jobs coming to Maryland as a result of BRAC (Base Realignment and Closure) over the next three years.

We believe COPT is well positioned to continue to produce industry-leading returns and stability for our shareholders in the period ahead, as the quality behind "The COPT Way" increasingly distinguishes our company within the REIT office sector.

In this difficult environment, I truly appreciate the professionalism, expertise and pursuit of excellence consistently demonstrated by our team during 2008. Thank you to all of our employees for your dedication and hard work. Thanks also to our Board of Trustees for your guidance during 2008. And thanks to you, our shareholders, for your confidence and support. We look forward to continued growth and excellence in 2009.

Sincerely yours,

Randall M. Griffin
President and Chief Executive Officer

In 2008, we achieved:

- positive shareholder return
- a 10% dividend increase
- record square footage of leasing
- record percentage of renewals

2008 Results

2008 DIVIDEND GROWTH*



20
15
10
5
0
-5
2008 Mergent Dividend Achiever
(10 years of increasing dividends)
COPT
10%
Office Peer Group Average
All Equity Average

2008 FFO PER SHARE GROWTH*



COPT
18%
20
15
10
5
0
-5
Office Peer Group Average
All Equity Average

Data compiled by Stifel Nicolaus

2008 TOTAL SHAREHOLDER RETURN*



10%
0
-10
-20
-30
-40
COPT
2%
Office Peer Group Average
RMS
S&P
Dow Jones

#1 REIT in Office Peer Group for 2008 Total Shareholder Return

Data compiled by NAREIT, MSCI and Stifel Nicolaus



At COPT, the resilience and growth characteristics of our core customer base have helped insulate the company from the worst effects of the current recession and provided the company with a strong platform for continued expansion. As of December 31, 2008, the company owned 256 properties totaling 19.2 million rentable square feet that were 93% occupied, including 18 properties totaling 769,000 square feet held through joint ventures.

For 2008, we achieved:

- record FFO (funds from operations) and AFFO (adjusted funds from operations),
- record leasing of 3.2 million square feet,
- record 78% renewal rate on leases expiring, and
- strong capital activity to fund future development activities, resulting in healthy payout ratios and excellent financial capacity to meet our limited debt maturities over the next several years.

Operationally, during the year COPT placed into service 524,000 square feet of additional office space—with approximately 88% of the space leased by year-end.

In the future, we expect to earn an increasing portion of our revenues from our core customers in market segments that are among the most stable and growth oriented: government agencies, defense IT contractors, and data facilities, as well as from our assets in large business parks located primarily adjacent to government demand drivers. We are aiming for assets primarily leased to tenants within these four core segments to account for 85% of company revenues by year-end 2010, compared with 79% at year-end 2008.

Integral Systems' new corporate headquarters at 6721 Columbia Gateway Drive, Columbia, Maryland.



customer strategy

OUR TOP 20 TENANTS

U. S. Government
Northrop Grumman Corporation
Booz Allen Hamilton, Inc.
CSC
L-3 Communications Holdings, Inc.
Unisys Corporation
General Dynamics Corporation
The Aerospace Corporation
ITT Corporation
Wachovia Corporation
Comcast Corporation
AT&T Corporation
The Boeing Company
Ciena Corporation
BAE Systems PLC
The Johns Hopkins Institutions
Science Applications International Corp.
Merck & Co., Inc.
Magellan Health Services, Inc.
AARP



INTEGRAL SYSTEMS

COPT and Integral Systems team members partnered to create a win-win solution: *(seated, l to r)* Cathy Ward, COPT SVP of Asset Management/Leasing, and Integral Systems CFO Bill Bambarger; *(standing, l to r)* Integral Systems executives R. Miller Adams, General Counsel, and John Higginbotham, CEO; and Connie Epperlein, COPT Corporate Designer & Programmer.

"Integral Systems' partnership with COPT is a key component of our ongoing growth strategy," says Integral Systems CFO Bill Bambarger.

A CUSTOMER-CENTRIC STRATEGY LEADS TO A 2008 SUCCESS STORY

A decade ago, we established a pattern of ongoing collaboration with our customers. Today, we continue to expand strategic customer relationships, working with clients in multiple locations as an essential component of our customers' success.

We have strengthened our emphasis on our core customers in the U.S. Government, Defense IT and Data sectors, in line with our objective of having assets primarily leased to these core customer groups account for 65% of our revenue by year-end 2010, compared with 55% at year-end 2008. Our Top 20 Tenants, the majority of whom are in the U.S. Government, Defense IT and Data sectors, continue to expand their business with us, having 183 leases with us totaling 8.9 million square feet.

Our increased emphasis on our core clients has given us a unique understanding of our customers and a keen appreciation of the environments in which they operate. This strategic customer focus is evidenced by our relationship with Integral Systems, Inc. (NASDAQ: ISYS), a leading provider of satellite ground systems. Strategically, COPT and Integral Systems fit very well together. Already a COPT tenant with 49,000 square feet of space in our Colorado Springs portfolio, Integral Systems was seeking to relocate their Maryland headquarters. COPT had demonstrated creativity in solving their needs in Colorado, which attracted Integral Systems to choose COPT in Maryland.

In June 2008, Integral Systems and COPT executed a full-building lease for 131,000 square feet at 6721 Columbia Gateway Drive. Together we viewed this project as a partnership, not just a transaction. COPT's ability to structure a creative solution to meet Integral Systems' needs and help them grow in strategic locations, our commitment to 'green' building, our emphasis on community involvement, and our ability to build and manage a technically sophisticated, Class A office building all played a role in the successful execution of this lease.

In short, our product, customer, market and sustainability strategies came together in perfect alignment to set us apart from the competition.


REAL ESTATE AWARD
CORPORATE OFFICE PROPERTIES TRUST
Columbia, Maryland
Category I Winner
The 2008 National Commercial Real Estate
Customer Service Award for Excellence
Presented by
CEL & Associates, Inc.

AWARD WINNING CUSTOMER SERVICE

We reinforce our customer relationships through consistently exceptional customer service and have been rewarded with a singular level of tenant loyalty. COPT has been recognized for its exceptional customer service, winning the "Best in Industry" rating in the large owner category in the CEL & Associates, Inc. national survey of tenant satisfaction for the 5th consecutive year. At a time when providing exceptional service has become a luxury for many peer firms, COPT continues to believe our award winning customer service remains an essential component of our ongoing success and is a clear differentiator among our office peers.


ITT

ITT

At left: Patriot Park VI, at 655 Space Center Drive in Colorado Springs, Colorado, was fully leased to a Defense IT sector tenant. The building achieved LEED Gold certification.

Far left: COPT's exceptional customer service is recognized by our tenants, who have voted us "Best in Industry" for the fifth consecutive year in the CEL & Associates, Inc. national survey of tenant satisfaction.

market strategy

Our customer demand-driven market strategy allows us to establish dominant positions in strategic markets and support the growth of our key customers in the U.S. Government, Defense IT and Data sectors. Accordingly, we have entered strategic markets to support the needs of our core customers when we have the opportunity to build market or submarket critical mass.

This was the case in Colorado Springs. We entered the market in 2005 at the request of a Defense IT tenant and quickly became the leading Class A office developer, now with over 1.2 million square feet of space in 17 buildings.

In that market, ITT Corporation (NYSE: ITT) leased and occupied 104,000 square feet for their Systems Division at 655 Space Center Drive in Patriot Park. ITT Corporation, a world leader in systems support and technical solutions for the military and government partners, also leases space in The National Business Park in Maryland, and has nine leases with COPT totaling over 290,000 square feet.

COPT's customer, product and market strategies intersect to deliver superior products in locations that provide our tenants with proximity to their customers, creating win-win solutions for COPT and our Defense sector tenants.


Demand Driver:
Peterson Air Force Base
Colorado Springs, Colorado
COPT owns:
10 operating properties/633,000 sf
1 building under construction/90,000 sf
77 acres/846,000 developable sf
in Colorado Springs East Submarket
Demand Driver:
U.S. Government
San Antonio, Texas
COPT owns:
5 operating properties/640,000 sf
2 buildings under development/50,000 sf
86 acres/1.3 m developable sf

BRAC Demand Driver: 1
Aberdeen Proving Ground
Aberdeen, Maryland
Scheduled to gain an estimated 24,000 jobs both on and off-site by 2011

COPT owns:
2 buildings under development/165,000 sf
45 acres/600,000 developable sf
in North Gate Business Park

Demand Driver: 2
U.S. Government
Chantilly, Virginia

COPT owns:
9 operating properties/1.5 m sf
56 acres/1.1 m developable sf
in Westfields Corporate Center

BRAC Demand Driver: 3
Fort Meade, Maryland
Scheduled to gain an estimated 36,000 jobs both on and off-site by 2011

COPT owns:
21 operating properties/2.4 m sf
4 buildings under construction or development/616,000 sf
276 acres/up to 3.7 m developable sf
in The National Business Park and Arundel Preserve

BRAC Demand Driver: 4
Fort Detrick
Frederick, Maryland
Scheduled to gain an estimated 4,500 jobs both on and off-site by 2011

COPT owns:
1 operating property/118,000 sf
113 acres/1.2 m developable sf

Demand Driver: 5
Patuxent River Naval Air Station
Lexington Park, Maryland

COPT owns:
12 operating properties/620,000 sf
6 acres/60,000 developable sf
in Exploration and Expedition Office Parks

Demand Driver: 6
Naval Surface Warfare Center
Dahlgren, Virginia

COPT owns:
6 operating properties/205,000 sf
39 acres/122,000 developable sf
in Dahlgren Technology Center



1
2
3
4
5
6

MARKET STRATEGY: POSITIONED FOR GROWTH

Our market strategy is a natural extension of our customer strategy. We concentrate on regional markets and submarkets adjacent to areas benefiting from growth in government and military demand, as well as growth corridors where COPT can acquire critical mass ownership positions and become the number one or number two owner in the market. We have pursued this growth strategy in the Northern Virginia, Baltimore/Washington corridor, San Antonio and Colorado Springs markets.

To meet the needs of our core customers, we have acquired an inventory of developable land to accommodate their growth. In this context, we plan to develop land adjacent to installations that are expected to gain jobs as a result of the Base Realignment and Closure program (BRAC)-related changes, including Fort Meade, Fort Detrick and Aberdeen Proving Ground.



product & sustainability

COPT's **"LEED Portfolio"** includes:

- 14 professionals who hold the LEED Accredited Professional designation
- 4 buildings certified Gold
- 4 buildings certified Silver
- 33 others registered for LEED Silver or Gold certification



302, 304 and 306 Sentinel Drive at The National Business Park *(far left)* and 5825 University Research Court at M Square all achieved LEED Silver certification.

strategies

At COPT, our business is designing, developing, acquiring and operating technically sophisticated buildings in aesthetically appealing settings that are environmentally sensitive, sustainable and meet the unique requirements of our customers.

Our expertise in mission-critical building design and construction of buildings that meet government force protection requirements creates significant opportunities for growth. We are able to offer our customers an integrated team of professionals with leading-edge technical knowledge and a dedicated service team with specialized expertise and credentials to serve our government and defense sector tenants.

Similarly, since 2003, COPT has been a leader in the development and design of environmentally sensitive and sustainable buildings, with specific expertise in construction of LEED-certified buildings. Our competitive advantage positions the company to meet green building standards we believe will be required in the very near future.

As we go forward, we will be increasing the percentage of LEED-certified buildings in our real estate portfolio. We expect 50% of our buildings to meet LEED certification by 2015. We expect to:

- continue to construct all new buildings at minimum LEED Silver certification,
- retrofit select existing buildings to meet minimum LEED-EB certification goals,
- operate all buildings utilizing green housekeeping standards and educate tenants in green operating practices, and
- operate our company using green operating and purchasing practices.

Green environments increase productivity, reduce operating costs, and help tenants attract and retain employees. We believe green building standards will become the requirement for future government transactions. We also expect companies with major LEED portfolios to have greater investor appeal, commanding higher price earnings multiples and attracting more cost-effective capital.



capital strategy

In 2007 and 2008, we:

- increased our unsecured revolver from $500 million to $600 million
- closed on a $225 million construction revolver
- closed on a $221 million mortgage loan
- issued 3.7 million common shares, raising $139 million before offering expenses



In an environment in which many in our industry face unprecedented capital constraints, we believe that COPT has adequate capital to meet our customers' building and development requirements. 300 Sentinel Drive *(far left)* at The National Business Park in Maryland, and Epic One at InterQuest office park in Colorado Springs, are both partially leased to Defense IT contractors.

In preparation for a potentially severe recession, in 2007 and through 2008 we tapped our strong financial relationships to secure additional lines of credit and raise equity. Our capital guidelines have helped us maintain our industry-leading growth while strengthening our balance sheet to weather more challenging environments.

Our capital strategy is driven by our business model, where we:

- operate primarily as a secured borrower to maintain maximum flexibility,
- utilize unsecured lines of credit and secured debt,
- maintain strong fixed charge coverage and dividend payout ratios and moderate leverage levels, and
- have low near-term debt maturities.

As we have done with our core tenants, we have maintained and grown our lender relationships over the past 10 years. These relationships are very important to us, in both strong and challenging economic environments.

We have positioned the company well financially, with low near-term debt maturities, loans in place to fund our development and construction pipeline, and capacity to take advantage of new opportunities which we expect will become available later this year and into 2010.



a decade of performance

LEADERSHIP AND PERFORMANCE, EMBEDDED IN OUR CULTURE

COPT owes its success to the exceptional talent and dedication of its employees. Since the merger of COPT and Constellation Real Estate in September 1998, COPT has benefited from the contributions of uniquely devoted professionals in every sphere of our business, from design and development to property management, finance and administration.

We offer special thanks and appreciation to those who have been with us throughout our 10-year history (pictured above), and also to all those who have worked at COPT over the years, whose unswerving commitment to excellence has helped us realize our vision.

Working collaboratively and creatively together, we have built a company that has distinguished itself within the industry. We are confident that the quality of the employees we attract will take COPT to the next level of achievement in financial performance, mission-critical building construction and environmentally sensitive design.



financials

selected financial data

The following table sets forth summary financial data as of and for each of the years ended December 31, 2004 through 2008. The table illustrates the significant growth our Company experienced over the periods reported. Most of this growth, particularly pertaining to revenues, operating income and total assets, was attributable to our addition of properties through acquisition and development activities. We financed most of the acquisition and development activities by incurring debt and issuing preferred and common equity, as indicated by the growth in our interest expense, preferred share dividends and weighted average common shares outstanding. The growth in our general and administrative expenses reflects, in large part, the growth in management resources required to support the increased size of our portfolio. Since this information is only a summary, you should refer to our Consolidated Financial Statements and notes thereto and the section of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information.

(in thousands, except per share data and number of properties)	**2008**	2007	2006	2005	2004
Revenues					
Revenues from real estate operations[1]	**$399,633**	$ 365,914	$ 291,444	$ 235,956	$ 198,672
Construction contract and other service operations revenues	**188,385**	41,225	60,084	79,234	28,903
Total revenues	**588,018**	407,139	351,528	315,190	227,575
Expenses					
Property operating expenses[1]	**141,139**	123,258	93,088	70,202	57,745
Depreciation and other amortization associated with real estate operations[1]	**102,720**	104,700	76,344	60,342	48,623
Construction contract and other service operations expenses	**184,142**	39,793	57,345	77,287	26,996
General and administrative expenses	**25,329**	21,704	18,048	13,533	10,938
Total operating expenses	**453,330**	289,455	244,825	221,364	144,302
Operating income	**134,688**	117,684	106,703	93,826	83,273
Interest expense	**(83,646)**	(85,576)	(72,984)	(55,979)	(43,663)
Interest and other income	**2,070**	3,030	1,077	304	269
Gain on early extinguishment of debt	**10,376**	—	—	—	—
Income from continuing operations before equity in loss of unconsolidated entities, income taxes and minority interests	**63,488**	35,138	34,796	38,151	39,879
Equity in loss of unconsolidated entities	**(147)**	(224)	(92)	(88)	(88)
Income tax expense	**(201)**	(569)	(887)	(668)	(795)
Income from continuing operations before minority interests	**63,140**	34,345	33,817	37,395	38,996
Minority interests in income from continuing operations[1]	**(7,488)**	(3,331)	(3,742)	(4,867)	(4,997)
Income from continuing operations	**55,652**	31,014	30,075	32,528	33,999
Discontinued operations, net of minority interests[1][2]	**2,179**	2,210	18,420	6,235	3,146
Gain (loss) on sales of real estate, net[1][3]	**837**	1,560	732	268	(113)
Net income	**58,668**	34,784	49,227	39,031	37,032
Preferred share dividends	**(16,102)**	(16,068)	(15,404)	(14,615)	(16,329)
Issuance costs associated with redeemed preferred shares[4]	**—**	—	(3,896)	—	(1,813)
Net income available to common shareholders	**$ 42,566**	$ 18,716	$ 29,927	$ 24,416	$ 18,890
Basic earnings per common share					
Income from continuing operations	**$ 0.84**	$ 0.35	$ 0.28	$ 0.49	$ 0.47
Net income available to common shareholders	**$ 0.88**	$ 0.40	$ 0.72	$ 0.65	$ 0.57
Diluted earnings per common share					
Income from continuing operations	**$ 0.83**	$ 0.35	$ 0.27	$ 0.47	$ 0.45
Net income available to common shareholders	**$ 0.87**	$ 0.39	$ 0.69	$ 0.63	$ 0.54
Weighted average common shares outstanding—basic	**48,132**	46,527	41,463	37,371	33,173
Weighted average common shares outstanding—diluted	**48,865**	47,630	43,262	38,997	34,982

(in thousands, except per share data and number of properties)	2008	2007	2006	2005	2004
Balance Sheet Data (as of year end):					
Investment in real estate	**$2,776,889**	$2,603,939	$2,111,310	$1,888,106	$1,544,501
Total assets	**$3,112,867**	$2,931,853	$2,419,601	$2,129,759	$1,732,026
Debt	**$1,866,623**	$1,825,842	$1,498,537	$1,348,351	$1,022,688
Total liabilities	**$2,041,688**	$1,979,116	$1,629,111	$1,442,036	$1,111,224
Minority interests	**$ 137,865**	$ 130,095	$ 116,187	$ 105,210	$ 98,878
Shareholders' equity	**$ 933,314**	$ 822,642	$ 674,303	$ 582,513	$ 521,924
Other Financial Data (for the year ended):					
Cash flows provided by (used in):					
Operating activities	**$ 181,864**	$ 137,701	$ 113,151	$ 95,944	$ 84,494
Investing activities	**$ (290,142)**	$ (327,714)	$ (253,834)	$ (420,301)	$ (268,720)
Financing activities	**$ 90,415**	$ 206,728	$ 137,822	$ 321,320	$ 188,566
Numerator for diluted EPS	**$ 42,566**	$ 18,716	$ 29,927	$ 24,416	$ 18,911
Diluted funds from operations[5]	**$ 150,401**	$ 125,309	$ 98,937	$ 88,801	$ 76,248
Diluted funds from operations per share[5]	**$ 2.64**	$ 2.24	$ 1.91	$ 1.86	$ 1.74
Cash dividends declared per common share	**$ 1.43**	$ 1.30	$ 1.18	$ 1.07	$ 0.98
Property Data (as of year end):					
Number of properties owned[1][6]	**238**	228	170	165	143
Total rentable square feet owned[1][6]	**18,462**	17,832	15,050	13,708	11,765

(1) Certain prior period amounts pertaining to properties included in discontinued operations have been reclassified to conform with the current presentation. These reclassifications did not affect consolidated net income or shareholders' equity.

(2) Reflects income derived from three operating properties we sold in 2005, seven operating real estate properties we sold in 2006, four operating real estate properties we sold in 2007 and three operating real estate properties we sold in 2008 (see Note 17 to our Consolidated Financial Statements).

(3) Reflects gain (loss) from sales of properties and unconsolidated real estate joint ventures not associated with discontinued operations.

(4) Reflects a decrease to net income available to common shareholders pertaining to the original issuance costs recognized upon the redemption of the Series E and Series F Preferred Shares of beneficial interest in 2006 and the Series B Preferred Shares of beneficial interest in 2004.

(5) For definitions of diluted funds from operations per share and diluted funds from operations and reconciliations of these measures to their comparable measures under generally accepted accounting principles, you should refer to the section entitled "Funds from Operations" within the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(6) Amounts reported reflect only wholly owned properties.

You should refer to our Consolidated Financial Statements and the notes thereto and our Selected Financial Data table as you read this section.

This section contains "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on our current expectations, estimates and projections about future events and financial trends affecting the financial condition and operations of our business. Forward-looking statements can be identified by the use of words such as "may," "will," "should," "expect," "estimate" or other comparable terminology. Forward-looking statements are inherently subject to risks and uncertainties, many of which we cannot predict with accuracy and some of which we might not even anticipate. Although we believe that the expectations, estimates and projections reflected in such forward-looking statements are based on reasonable assumptions at the time made, we can give no assurance that these expectations, estimates and projections will be achieved. Future events and actual results may differ materially from those discussed in the forward-looking statements. Important factors that may affect these expectations, estimates and projections include, but are not limited to:

- our ability to borrow on favorable terms;
- general economic and business conditions, which will, among other things, affect office property demand and rents, tenant creditworthiness, interest rates and financing availability;
- adverse changes in the real estate markets, including, among other things, increased competition with other companies;
- risks of real estate acquisition and development activities, including, among other things, risks that development projects may not be completed on schedule, that tenants may not take occupancy or pay rent or that development and operating costs may be greater than anticipated;
- risks of investing through joint venture structures, including risks that our joint venture partners may not fulfill their financial obligations as investors or may take actions that are inconsistent with our objectives;
- our ability to satisfy and operate effectively under Federal income tax rules relating to real estate investment trusts and partnerships;
- governmental actions and initiatives; and
- environmental requirements.

We undertake no obligation to update or supplement forward-looking statements.

OVERVIEW

We are a specialty office real estate investment trust ("REIT") that focuses primarily on strategic customer relationships and specialized tenant requirements in the United States Government, defense information technology and data sectors. We acquire, develop, manage and lease properties that are typically concentrated in large office parks primarily located adjacent to government demand drivers and/or in demographically strong markets possessing growth opportunities. As of December 31, 2008, our investments in real estate included the following:

- 238 wholly owned operating properties totaling 18.5 million square feet;
- 14 wholly owned properties under construction or development that we estimate will total approximately 1.6 million square feet upon completion;
- wholly owned land parcels totaling 1,611 acres that we believe are potentially developable into approximately 14.0 million square feet; and
- partial ownership interests in a number of other real estate projects in operations, under construction or redevelopment or held for future development.

Most of our revenues relating to real estate operations are derived from rents and property operating expense reimbursements earned from tenants leasing space in our properties. Most of our expenses relating to our real estate operations take the form of: (1) property operating costs, such as real estate taxes, utilities and repairs and maintenance; (2) interest costs; and (3) depreciation and amortization associated with our operating properties. Much of our profitability from real estate operations depends on our ability to maintain high levels of occupancy and increasing rents, which is affected by a number of factors, including, among other things, our tenants' ability to fulfill their leases obligations and their continuing space needs based on employment levels, business confidence and competition and general economic conditions in the markets in which we operate.

At December 31, 2008, our wholly owned properties were located in the following geographic regions, which are also our reportable segments:

Region	Operational Square Feet (As of December 31, 2008)	Number of Properties (As of December 31, 2008)	Occupancy Rate (As of December 31, 2008)
Baltimore/Washington Corridor (generally the Maryland counties of Howard and Anne Arundel)	7,834	104	93.4%
Northern Virginia	2,609	15	97.4%
Suburban Baltimore, Maryland (generally the Maryland counties of Baltimore and Harford) ("Suburban Baltimore")	3,207	63	83.1%
Colorado Springs, Colorado ("Colorado Springs")	1,189	17	94.3%
Greater Philadelphia, Pennsylvania ("Greater Philadelphia")	961	4	100.0%
St. Mary's and King George Counties (located in Maryland and Virginia)	824	18	95.2%
Suburban Maryland (defined as the Maryland counties of Montgomery, Prince George's and Frederick)	691	5	97.7%
San Antonio, Texas ("San Antonio")	640	5	100.0%
Central New Jersey	201	2	100.0%
Other	306	5	100.0%
Total	18,462	238	93.2%

During 2008, we grew our portfolio by acquiring three office properties totaling 247,000 square feet (one located in Colorado Springs and two in San Antonio) for $40.6 million and having seven newly constructed properties totaling 528,000 square feet become fully operational (89,000 of these square feet were placed into service in 2007). We also had 85,000 square feet placed into service in two partially operational properties.

A key part of our strategy for operations and growth focuses on establishing and nurturing long-term relationships with quality tenants and accommodating their multi-locational needs, particularly tenants in the United States Government, defense information technology and data sectors. As a result of this strategy, a large concentration of our revenue is derived from several large tenants. At December 31, 2008, 55.0% of our annualized rental revenue (as defined in the section entitled "Concentration of Operations") from wholly owned properties was from our 20 largest tenants, 35.5% from our five largest tenants, 17.3% from our largest tenant, the United States Government and 54.8% from properties with tenants in the United States Government, defense information technology and data sectors.

In addition to owning real estate properties, we provide real estate-related services that include: (1) construction and development management; (2) property management; and (3) heating and air conditioning services and controls. The revenues and costs associated with these services include subcontracted costs that are reimbursed to us by the customer at no mark up. As a result, the operating margins from these operations are small relative to the revenue. We use the net of such revenues and expenses to evaluate the performance of our service operations.

Since the latter part of 2007, the United States and world economies have been in the midst of a significant recession, with most key economic indicators on the decline, including gross domestic product, consumer sales, housing starts and employment. This slowdown has had devastating effects on the capital markets, with declining stock prices and tightening credit availability. The commercial real estate industry was affected by these events in 2007 and 2008 and will likely be affected for a significant period of time. As a capital-intensive industry, the most uniform and immediate effect was the increasing difficulty in obtaining capital to fund growth activities, such as acquisitions and development costs, and debt repayments. From an operations perspective, we believe that the magnitude and timing of these effects has and will vary significantly between individual sectors within the industry and individual companies within such sectors. Real estate sectors hit the hardest through 2008 were primarily those that operate with short term revenue streams (such as hotels, residential rental and healthcare rental), have rental revenues that are highly dependent on the revenue of their tenants (such as retail) or have operating models that are highly dependent on fees for services.

For much of the office real estate sector, we believe that, since the core operations tend to be structured as long-term leases, the changes in the overall economy were not fully felt in 2008 operations since revenue streams generally remain in place until leases expire or tenants fail to satisfy lease terms. Due in large part to this reason, we do not believe that the economic downturn significantly affected the operations of our real estate properties in 2008. We experienced significant growth in our revenues from real estate operations in total by amounts that exceeded the growth in our property operating expenses from 2007 to 2008. While much of this increase is attributable to the growth of our portfolio from acquisitions and construction activities, we also experienced growth in our revenues from real estate operations by amounts that exceeded the growth in our property operating expenses for properties that were owned and 100% operational from 2007 to 2008 (properties that we refer to collectively as "Same-Office Properties"). Our ability to increase rental rates and maintain high levels of occupancy and renewal rates in our portfolio contributed strongly towards this growth. The events in the economy did lead to significant reductions in interest rates, which contributed towards our being able to decrease interest expense in 2008 compared to 2007 despite having higher debt in place on average in 2008.

We expect that the effects of the global downturn on our real estate operations will become increasingly evident in 2009 and 2010, and perhaps beyond. In the latter portion of 2008, we were observing signs of increased competition for tenants and downward pressure on rental rates in most of our regions, which we expect, along with an increased intention by certain tenants to reduce costs through job cuts and associated space reductions, could adversely affect our occupancy and renewal rates. However, we believe that our future real estate operations may be affected to a lesser degree than many of our peers for the following reasons:

- our expectation of continued strength in demand from our customers in the United States Government, defense information technology and data sectors; and
- our tenant base being comprised of a high concentration of large, high-quality tenants with a small concentration of revenue from the finance sector.

Despite the challenges faced by us in the broader capital markets, we were able to accomplish the following in 2008:

- we entered into a construction loan agreement with a group of lenders that provides for an aggregate commitment by the lenders of $225.0 million, with a right for us to further increase the aggregate commitment during the term to a maximum of $325.0 million, subject to certain conditions. We refer to this loan herein as the Revolving Construction Facility;
- we borrowed $221.4 million under a mortgage loan requiring interest only payments for the term at a variable rate of LIBOR plus 225 basis points (subject to a floor of 4.25%) that matures in 2012, and may be extended by one year at our option, subject to certain conditions;
- we repaid $279.6 million in debt, excluding scheduled principal amortization payments and repayments of our Revolving Credit Facility (defined below) and Revolving Construction Facility, but including a repayment of a $37.5 million aggregate principal amount of our 3.5% Exchangeable Senior Notes for $26.7 million from which we recognized a gain of $10.4 million;
- we issued 3.7 million common shares at a public offering price of $39 per share, for net proceeds of $139.2 million after underwriting discount but before offering expenses; and
- we had fixed interest rates in place on 74.0% of our debt as of December 31, 2008, including the effect of interest rate swaps.

We discuss significant factors contributing to changes in our net income available to common shareholders and diluted earnings per share over the last three years in the section below entitled "Results of Operations." We discuss our 2008 investing and financing activities further in the section below entitled "Liquidity and Capital Resources," along with discussions of, among other things, the following:

- our cash flows;
- how we expect to generate cash for short and long-term capital needs;
- our off-balance sheet arrangements in place that are reasonably likely to affect our financial condition;
- our commitments and contingencies; and
- the computation of our Funds from Operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"), which require us to make certain estimates and assumptions. A summary of our significant accounting policies is provided in Note 2 to our Consolidated Financial Statements. The following section is a summary of certain aspects of those accounting policies involving estimates and assumptions that (1) require our most difficult, subjective or complex judgments in accounting for highly uncertain matters or matters that are susceptible to change and (2) materially affect our reported operating performance or financial condition. It is possible that the use of different reasonable estimates or assumptions in making these judgments could result in materially different amounts being reported in our Consolidated Financial Statements. While reviewing this section, you should refer to Note 2 to our Consolidated Financial Statements, including terms defined therein.

Acquisitions of Real Estate

When we acquire real estate properties, we allocate the acquisition to numerous tangible and intangible components. Most of the terms in this bullet section are discussed in further detail in Note 2 to the Consolidated Financial Statements entitled "Acquisitions of Real Estate." Our process for determining the allocation to these components is very complex and requires many estimates and assumptions. Included among these estimates and assumptions are the following: (1) determination of market rental rates; (2) estimation of leasing and tenant improvement costs associated with the remaining term of acquired leases; (3) leasing assumptions used in determining the in-place lease value, if-vacant value and tenant relationship value, including the rental rates, period of time that it will take to lease vacant space and estimated tenant improvement and leasing costs; (4) estimation of the property's future value in determining the if-vacant value; (5) estimation of value attributable to assets such as tenant relationship values; and (6) allocation of the if-vacant value between land and building. A change in any of the above key assumptions, most of which are extremely subjective, can materially change not only the presentation of acquired properties in our Consolidated Financial Statements but also reported results of operations. The allocation to different components affects the following:

- the amount of the purchase price allocated among different categories of assets and liabilities on our balance sheet; the amount of costs assigned to individual properties in multiple property acquisitions; and the amount of costs assigned to individual tenants at the time of acquisition;
- where the amortization of the components appear over time in our Consolidated Statements of Operations. Allocations to the above-market or below-market lease component are amortized into rental revenue, whereas allocations to most of the other components (the one exception being the land component of the if-vacant value) are amortized into depreciation and amortization expense. As a REIT, this is important to us since much of the investment community evaluates our operating performance using non-GAAP measures such as funds from operations, the computation of which includes rental revenue but does not include depreciation and amortization expense; and

- the timing over which the items are recognized as revenue or expense in our Consolidated Statements of Operations. For example, for allocations to the if-vacant value, the land portion is not depreciated and the building portion is depreciated over a longer period of time than the other components (generally 40 years). Allocations to above-market or below-market leases, in-place lease value and tenant relationship value are amortized over significantly shorter timeframes, and if individual tenants' leases are terminated early, any unamortized amounts remaining associated with those tenants are generally expensed upon termination. These differences in timing can materially affect our reported results of operations. In addition, we establish lives for tenant relationship values based on our estimates of how long we expect the respective tenants to remain in the properties; establishing these lives requires estimates and assumptions that are very subjective.

Impairment of Long-Lived Assets

If events or changes in circumstances indicate that the carrying values of operating properties, properties in development or land held for future development may be impaired, we perform a recovery analysis based on the estimated undiscounted future cash flows to be generated from the operations of the property and from its eventual disposition. If the analysis indicates that the carrying value of the tested property is not recoverable from estimated future cash flows, it is written down to its estimated fair value and an impairment loss is recognized. Fair values are determined based on estimated future cash flows using appropriate discount and capitalization rates. The estimated cash flows used for the impairment analysis and determining the fair values are based on our plans for the tested property and our views of market and economic conditions. The estimates consider matters such as current and historical rental rates, occupancies for the tested property and comparable properties and recent sales data for comparable properties. Changes in the estimated future cash flows due to changes in our plans or views of market and economic conditions could result in recognition of impairment losses which, under the applicable accounting guidance, could be substantial.

Properties held for sale are carried at the lower of their carrying values (i.e., cost less accumulated depreciation and any impairment loss recognized, where applicable) or estimated fair values less costs to sell. Accordingly, decisions made by us to sell certain operating properties, properties in development or land held for development will result in impairment losses if carrying values of the specific properties exceed their estimated fair values less costs to sell. The estimates of fair value consider matters such as recent sales data for comparable properties and, where applicable, contracts or the results of negotiations with prospective purchasers. These estimates are subject to revision as market conditions, and our assessment of such conditions, change.

Assessment of Lease Term

As discussed above, a significant portion of our portfolio is leased to the United States Government, and the majority of those leases consist of a series of one-year renewal options. The applicable accounting guidance requires us to recognize minimum rental payments on a straight-line basis over the terms of each lease, and requires us to assess the term as including all periods for which failure to renew the lease imposes a penalty on the lessee in such amounts that a renewal appears, at the inception of the lease, to be reasonably assured. Factors to consider when determining whether a penalty is significant include the uniqueness of the purpose or location of the property, the availability of a comparable replacement property, the relative importance or significance of the property to the continuation of the lessee's line of business and the existence of leasehold improvements or other assets whose value would be impaired by the lessee vacating or discontinuing use of the leased property. We have concluded, based on the factors above, that the United States Government's exercise of all of those renewal options is reasonably assured. Changes in these assessments could result in the write-off of any recorded assets associated with straight-line rental revenue and in the acceleration of depreciation and amortization expense associated with costs we have incurred related to these leases.

Accounting Method for Investments

We generally use three different accounting methods to report our investments in entities: the consolidation method; the equity method; and the cost method (see Note 2 to our Consolidated Financial Statements). We generally use the consolidation method when we own most of the outstanding voting interests in an entity and can control its operations. In accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), "Consolidation of Variable Interest Entities" ("FIN 46(R)"), we also consolidate certain entities when control of such entities can be achieved through means other than voting rights ("variable interest entities" or "VIEs") if we are deemed to be the primary beneficiary. Generally, FIN 46(R) applies when either (1) the equity investors (if any) lack one or more of the essential characteristics of a controlling financial interest; (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support; or (3) the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve, or are conducted on behalf of, an investor with a disproportionately small voting interest. We generally use the equity method of accounting when we own an interest in an entity and can exert significant influence over, but cannot control, the entity's operations.

In making these determinations, we typically need to make subjective estimates and judgments regarding the entity's future operating performance, financial condition, future valuation and other variables that may affect the partners' share of cash flow from the entity over time. We must consider both our and our partner's ability to participate in the management of the entity's operations as well as make decisions that allow the parties to manage their economic risks. We may also need to estimate the probability of different scenarios taking place over time and project the effect that each of those scenarios would have on variables affecting the partners' cash flows. The conclusion reached as a result of this process affects whether or not we use the consolidation method in accounting for our investment or the equity method. Whether or not we consolidate an investment can materially affect our Consolidated Financial Statements.

Share-Based Compensation

We issue options to purchase common shares ("options") and restricted common shares ("restricted shares") to many of our employees. Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123(R)") requires us to measure the cost of employee services received in exchange for an award of equity instruments based generally on the fair value of the award on the grant date; such cost should then be recognized over the period during which the employee is required to provide service in exchange for the award (generally the vesting period). We compute the grant date fair value of options using the Black-Scholes option-pricing model, which requires the following input assumptions: risk-free interest rate; expected life; expected volatility; and expected dividend yield. SFAS 123(R) also requires that share-based compensation be computed based on awards that are ultimately expected to vest; as a result, future forfeitures of our options and restricted shares are to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The input assumptions used under the Black-Scholes option-pricing model and the estimates used in deriving the forfeiture rates for options and restricted common shares are subjective and require a fair amount of judgment. As a result, these estimates and assumptions can affect the amount of expense that we recognize in our Consolidated Financial Statements for options and restricted shares.

CONCENTRATION OF OPERATIONS

We refer to the measure "annualized rental revenue" in various sections of the Management's Discussion and Analysis of Financial Condition and Results of Operations section of this Annual Report. Annualized rental revenue is a measure that we use to evaluate the source of our rental revenue as of a point in time. It is computed by multiplying by 12 the sum of monthly contractual base rents and estimated monthly expense reimbursements under active leases as of a point in time. We consider annualized rental revenue to be a useful measure for analyzing revenue sources because, since it is point-in-time based, it does not contain increases and decreases in revenue associated with periods in which lease terms were not in effect; historical revenue under GAAP does contain such fluctuations. We find the measure particularly useful for leasing, tenant, segment and industry analysis.

Customer Concentration of Property Operations

Our customer strategy focuses on establishing and nurturing long-term relationships with quality tenants and accommodating their multi-locational needs. A result of this strategy is that the source of our revenue is highly concentrated with certain tenants. The following schedule lists our 20 largest tenants in our portfolio of wholly owned properties based on percentage of annualized rental revenue:

	Percentage of Annualized Rental Revenue of Wholly Owned Properties for 20 Largest Tenants as of December 31,		
TENANT	**2008**	2007	2006
United States Government	**17.3%**	16.3%	16.3%
Northrop Grumman Corporation[1]	**7.4%**	7.4%	4.2%
Booz Allen Hamilton, Inc.	**5.2%**	5.6%	6.9%
Computer Sciences Corporation[1]	**3.1%**	3.2%	3.8%
L-3 Communications Holdings, Inc.[1]	**2.5%**	2.5%	3.0%
Unisys Corporation[2]	**2.3%**	2.5%	3.0%
General Dynamics Corporation	**2.0%**	2.1%	2.4%
The Aerospace Corporation	**1.9%**	1.9%	2.1%
ITT Corporation[1]	**1.8%**	1.1%	0.8%
Wachovia Corporation[1]	**1.7%**	1.9%	2.1%
Comcast Corporation	**1.7%**	1.7%	N/A
AT&T Corporation[1]	**1.4%**	1.7%	3.0%
The Boeing Company[1]	**1.1%**	1.2%	1.4%
Ciena Corporation	**1.1%**	1.0%	1.2%
BAE Systems PLC[1]	**0.8%**	0.8%	1.0%
The Johns Hopkins Institutions	**0.8%**	0.8%	N/A
Science Applications International Corporation	**0.8%**	0.9%	1.1%
Merck & Co., Inc.[2]	**0.7%**	0.8%	0.8%
Magellan Health Services, Inc.	**0.7%**	0.7%	1.0%
AARP	**0.7%**	N/A	N/A
Wyle Laboratories, Inc.	**N/A**	0.7%	0.8%
Lockheed Martin Corporation	**N/A**	N/A	1.0%
Harris Corporation	**N/A**	N/A	0.8%
Subtotal of 20 largest tenants	**55.0%**	54.8%	56.7%
All remaining tenants	**45.0%**	45.2%	43.3%
Total	**100.0%**	100.0%	100.0%

(1) Includes affiliated organizations and agencies and predecessor companies.

(2) Unisys Corporation ("Unisys") subleases space to Merck & Co., Inc. ("Merck"); revenue from this subleased space is classified as Merck revenue.

We had no significant changes in these concentrations from December 31, 2007 to December 31, 2008. The United States Government increased in large part due to it taking occupancy of most of our newly-constructed square feet placed in service during the year, and Northrop Grumman Corporation remained unchanged despite our growth during the year in large part due to its occupancy in a property that we acquired during the year. Our changes in concentration from December 31, 2006 to December 31, 2007 occurred in large part due to the Nottingham Acquisition (described in the section below entitled "Geographic Concentration"); since none of our 20 largest tenants as of December 31, 2006 had significant leasing positions in the properties acquired, the transaction: (1) had a decreasing effect on the level of concentration with those tenants; and (2) led to the addition of Comcast Corporation and Johns Hopkins University as being among our 20 largest tenants.

Our customer strategy focuses in particular on tenants in the United States Government, defense information technology and data sectors. As of December 31, 2008, 54.8% of our annualized rental revenue was from properties with tenants in these sectors. We believe that we are well positioned for future growth from these sectors for reasons that include the following:

- our strong relationships and reputation for high service levels that we have forged over the years and continue to emphasize;
- the proximity of our properties to government demand drivers (such as military installations) in various regions of the country and our willingness to expand to other regions where that type of demand exists; and
- the depth of our collective team knowledge, experience and capabilities in developing and operating secure properties that meet the United States Government's Force Protection requirements and data centers.

We classify the revenue from our leases into sector groupings based solely on our knowledge of the tenants' operations in leased space. Occasionally, classifications require subjective and complex judgments. We do not use independent sources such as Standard Industrial Classification codes for classifying our revenue into industry groupings and if we did, the resulting groupings would be materially different.

There is a certain level of risk inherent in concentrating such a large portion of our operations with any one tenant. For example, our cash flow from operations and financial condition would be adversely affected if our larger tenants fail to make rental payments to us or experience financial difficulties, including bankruptcy, insolvency or general downturn of business, or if the United States Government elects to terminate several of its leases and the affected space cannot be re-leased on satisfactory terms. There is also a certain level of risk that is inherent in concentrating such a large portion of our operations with so many tenants whose businesses are in the same economic sector. For example, a reduction in government spending for defense information technology activities could affect the ability of a large number of our tenants to fulfill lease obligations or decrease the likelihood that these tenants would renew their leases, and, in the case of the United States Government, a reduction in government spending could result in the early termination of leases.

Most of our leases with the United States Government provide for a series of one-year terms or provide for early termination rights. The government may terminate its leases if, among other reasons, the United States Congress fails to provide funding.

Geographic Concentration of Property Operations

Our market strategy is to concentrate our operations in select markets and submarkets where we believe we already possess or can achieve the critical mass necessary to maximize management efficiencies, operating synergies and competitive advantages through our acquisition, property management, leasing and development programs. A result of this strategy is that our property positions and operations are highly concentrated in a small number of geographic regions. The table below sets forth the regional allocation of our annualized rental revenue as of the end of the last three calendar years:

	Percentage of Annualized Rental Revenue of Wholly Owned Properties as of December 31,			Number of Wholly Owned Properties as of December 31,		
Region	**2008**	2007	2006	**2008**	2007	2006
Baltimore/Washington Corridor	**46.7%**	46.2%	51.2%	**104**	101	87
Northern Virginia	**18.8%**	19.4%	20.5%	**15**	14	14
Suburban Baltimore	**13.1%**	14.1%	7.5%	**63**	64	23
Colorado Springs	**5.7%**	4.0%	4.2%	**17**	13	11
Suburban Maryland	**4.0%**	4.3%	4.1%	**5**	5	5
St. Mary's and King George Counties	**3.4%**	3.5%	4.2%	**18**	18	18
Greater Philadelphia	**2.9%**	3.1%	3.7%	**4**	4	4
San Antonio	**2.6%**	2.1%	2.4%	**5**	2	2
Northern/Central New Jersey	**0.6%**	1.0%	2.2%	**2**	4	6
Other	**2.2%**	2.3%	N/A	**5**	3	N/A
	100.0%	100.0%	100.0%	**238**	228	170

In 2007, we acquired 56 operating properties totaling approximately 2.4 million square feet and land parcels totaling 187 acres in a series of transactions that we refer to collectively as the Nottingham Acquisition for an aggregate cost of $366.9 million. All of the acquired properties are located in Maryland, with 36 of the operating properties, totaling 1.6 million square feet, and land parcels totaling 175 acres, located in White Marsh, Maryland (located in the Suburban Baltimore region) and the remaining properties and land parcels located in other regions in Northern Baltimore County and the Baltimore/Washington Corridor.

The most significant change in our regional allocation from December 31, 2007 to December 31, 2008 was due to newly-constructed properties placed into service in 2008. The most significant change in our regional allocation from December 31, 2006 to December 31, 2007 occurred as a result of the Nottingham Acquisition which, due to the large number of properties located in Suburban Baltimore, significantly increased that region's allocation and had a decreasing effect on other regions.

As of December 31, 2008, we had construction underway on four wholly owned properties in Colorado Springs and three wholly owned properties in the Baltimore/Washington Corridor; we expect that these properties will be completed and begin generating rental revenue between 2009 and 2010.

There is a certain level of risk that is inherent in concentrating such large portions of our operations in any one geographic region. For example, a decline in the real estate market or general economic conditions in the Mid-Atlantic region, the Greater Washington, D.C. region or the office parks in which our properties are located could have an adverse effect on our financial position, results of operations and cash flows.

OCCUPANCY AND LEASING

The table below sets forth leasing information pertaining to our portfolio of wholly owned operating properties:

	December 31,		
	2008	2007	2006
Occupancy rates at year end			
Total	**93.2%**	92.6%	92.8%
Baltimore/Washington Corridor	**93.4%**	92.6%	95.1%
Northern Virginia	**97.4%**	98.6%	90.9%
Suburban Baltimore	**83.1%**	84.8%	81.1%
Colorado Springs	**94.3%**	96.7%	92.8%
Suburban Maryland	**97.7%**	97.8%	83.2%
St. Mary's and King George Counties	**95.2%**	91.6%	92.1%
Greater Philadelphia	**100.0%**	100.0%	100.0%
San Antonio	**100.0%**	100.0%	100.0%
Northern/Central New Jersey	**100.0%**	70.8%	97.2%
Other	**100.0%**	100.0%	N/A
Renewal rate of square footage for scheduled lease expirations during year(1)	**78.1%**	69.1%	55.4%
Average contractual annual rental rate per square foot at year end(2)	**$22.40**	$21.36	$20.90

(1) Includes the effects of early renewals and early lease terminations.

(2) Includes estimated expense reimbursements.

As shown in the above table, the total year end occupancy rate for our portfolio of wholly owned properties did not change significantly from 2007 to 2008. Our renewal rate of square footage for scheduled lease expirations in 2008 was somewhat high in comparison to previous calendar years dating back to 2000, when the annual renewal rates ranged from 55% to 76%, and averaged 68%. We believe that our 2008 renewal rate was positively impacted by the effect of a high number of early renewals during the year. Our average contractual annual rent per square foot increased 4.9% from December 31, 2007 to December 31, 2008 which was primarily the result of higher rates obtained on newly constructed space placed in service and space renewed or retenanted during the year.

We expect that the effects of the global downturn on our real estate operations will make our leasing activities increasingly challenging in 2009, 2010 and perhaps beyond. Most of our regions are experiencing decreased rates of job growth to varying extents. The demand for space has diminished as businesses downsize their space requirements, focusing on containing costs and adjusting space needs in response to decreases in the size of their workforces. We believe that we will experience increased competition from owners of other properties willing to offer tenants aggressively lower rental rates or higher tenant improvements terms than we may be willing to accept. As a result, we may find it increasingly difficult to maintain high levels of occupancy and tenant retention.

We believe that the immediacy of our exposure to the increased challenges in the leasing environment is aided to a certain extent by our leases generally not being short-term in nature and our operating strategy of monitoring concentrations of lease expirations occurring in any one year. Our weighted average lease term for wholly owned properties at December 31, 2008 was approximately five years, and no more than 14% of our annualized rental revenues at December 31, 2008 were scheduled to expire in any one calendar year between 2009 and 2013.

We also believe that our customer and market strategies could serve as advantages over our competitors in meeting some of the leasing challenges we expect to encounter. We believe that the United States Government, defense information technology and data sectors could still experience growth during these tough economic times. Much of this growth for us could be driven by increased government spending that is expected in Federal cyber security technology, which we believe could benefit not only our tenants but also our markets and submarkets. In addition, we believe that demand for leasing in our markets and submarkets will benefit from the relocation of military personnel to government installations in many of the regions in which our properties are located in connection with reporting by the Base Realignment and Closure Commission of the United States Congress ("BRAC"); we expect to see an increase in the momentum of these relocation activities in 2009, with greater activity in 2010 and 2011. Finally, we believe that demand in most of our markets and submarkets will be sustained, at least to a certain extent, based on their close proximity to government demand drivers such as Washington, D.C. and military installations.

Set forth below is some additional information pertaining to our three largest regions (in terms of annualized rental revenue) (the sources of the overall market occupancy rate information set forth below are reports compiled by CB Richard Ellis, Inc.):

- Baltimore/Washington Corridor: The 93.4% occupancy of our properties in this region at December 31, 2008 exceeded the overall market occupancy rates for office space of 85.3% in Anne Arundel County and 86.1% in Howard County. The percentages of our annualized rental revenues at December 31, 2008 from this region scheduled to expire in each of the next three years follow: 15% in 2009, 13% in 2010 and 10% in 2011. While we are experiencing increased competition for tenants in this region, we expect demand to benefit, at least to a certain extent, from BRAC relocations to Fort George G. Meade and much of the continuing growth in our focus sectors discussed above.
- Northern Virginia: The 97.4% occupancy of our properties in this region at December 31, 2008 exceeded the overall market occupancy rates for office space of 85.8% in Fairfax County and 83.6% in Reston/Herndon. The percentages of our annualized rental revenues at December 31, 2008 from this region scheduled to expire in each of the next three years follow: 8% in 2009, 20% in 2010 and 4% in 2011.
- Suburban Baltimore: The 83.1% occupancy of our properties in this region at December 31, 2008 was less than the overall market occupancy rate for office space of 87.8% in Upper Suburban Baltimore (which is where most of our properties in this region are located). The percentages of our annualized rental revenues at December 31, 2008 from this region scheduled to expire in each of the next three years follow: 15% in 2009, 11% in 2010 and 20% in 2011. We expect to experience considerable competition in this region. This market benefits to a certain extent from proximity to Washington, D.C. but not to the same extent as the previous two markets. However, we do expect some future growth in demand from BRAC relocations to Aberdeen Proving Ground.

All of our properties in the Greater Philadelphia region are concentrated under three leases with Unisys that expire in June 2009 (Unisys subleases approximately

20% of this space to Merck). During 2008, we entered into new long-term leases with Unisys and Merck for 39% of the currently leased space. We expect to remove 55% of the currently leased space from operations for redevelopment to occur through at least 2010; the removal of this space from operations will have an adverse effect on our results of operations until the redevelopment is completed and the space is leased.

We experienced increased delays in 2008 in the leasing of certain projects under construction that were not pre-leased. These delays resulted in the delay of some square footage under construction from becoming operational and also led to our deferral of certain projects under development on which we were about to commence construction. We believe that we need to commence construction on properties that are not pre-leased to a certain extent in certain of our markets to enable us to meet the demand of United States Government and defense information technology tenants that may require space meeting their needs in a short timeframe. In these situations, we are bearing the risk of our lease expectations not being met on such properties, which could adversely affect on our financial position, results of operations and cash flows.

As noted above, most of the leases with our largest tenant, the United States Government, provide for consecutive one-year terms or provide for early termination rights; all of the leasing statistics set forth above assume that the United States Government will remain in the space that they lease through the end of the respective arrangements, without ending consecutive one-year leases prematurely or exercising early termination rights. We report the statistics in this manner since we manage our leasing activities using these same assumptions and believe these assumptions to be probable.

The table below sets forth occupancy information pertaining to operating properties in which we have a partial ownership interest:

Geographic Region	Ownership Interest	Occupancy Rates at December 31, 2008	2007	2006
Greater Harrisburg[(1)]	20.0%	**89.4%**	90.5%	91.2%
Suburban Maryland[(2)]	(2)	**94.8%**	76.2%	47.9%
Northern Virginia[(3)]	N/A	N/A	100.0%	100.0%

(1) Includes 16 properties totaling 672,000 square feet.

(2) Includes two properties totaling 97,000 operational square feet at December 31, 2008 (we had a 50% interest in 56,000 square feet and a 45% interest in 41,000 square feet). Includes one property with 56,000 square feet in which we had a 50% interest at December 31, 2007 and 2006.

(3) Included one property with 78,000 operational square feet at December 31, 2007 and 2006. In December 2008, this property became wholly owned.

RESULTS OF OPERATIONS

While reviewing this section, you should refer to the tables in the section entitled "Selected Financial Data." You should also consider the factors set forth herein and in Item 1A of our 2008 Annual Report on Form 10-K that could negatively affect various aspects of our operations.

Revenues from Real Estate Operations and Property Operating Expenses

We typically view our changes in revenues from real estate operations and property operating expenses as being comprised of the following components:

- changes attributable to the operations of properties owned and 100% operational throughout the two years being compared. We define these as changes from "Same-Office Properties." For further discussion of the concept of "operational," you should refer to the section of Note 2 of the Consolidated Financial Statements entitled "Commercial Real Estate Properties;" and
- changes attributable to operating properties acquired during the two years being compared and newly-constructed properties that were placed into service and not 100% operational throughout the two years being compared. We define these as changes from "Property Additions."

The tables included in this section set forth the components of our changes in revenues from real estate operations and property operating expenses (dollars in thousands). These tables, and the discussion that follow, include results and information pertaining to properties included in continuing operations.

	Changes from 2007 to 2008				
	Property Additions Dollar Change[1]	Same-Office Properties Dollar Change	Same-Office Properties Percentage Change	Other Dollar Change[2]	Total
Revenues from real estate operations					
Rental revenue	$17,859	$ 5,360	2.0%	$(973)	$22,246
Tenant recoveries and other real estate operations revenue	4,045	7,391	16.9%	37	11,473
Total	$21,904	$12,751	4.1%	$(936)	$33,719
Property operating expenses	$ 7,714	$ 9,973	9.5%	$ 194	$17,881
Straight-line rental revenue adjustments included in rental revenue	$ 1,086	$ (2,629)	N/A	$ —	$ (1,543)
Amortization of deferred market rental revenue	$ 596	$ (517)	N/A	$ —	$ 79
Number of operating properties included in component category	76	162	N/A	—	238

(1) Includes 59 acquired properties, 15 newly-constructed properties and two redevelopment properties placed into service.

(2) Includes, among other things, the effects of amounts eliminated in consolidation. Certain amounts eliminated in consolidation are attributable to the Property Additions and Same-Office Properties.

As the table above indicates, our total increase in revenues from real estate operations and property operating expenses from 2007 to 2008 was attributable primarily to the Property Additions.

With regard to changes in the Same-Office Properties' revenues from real estate operations from 2007 to 2008:

- the increase in rental revenue included the following:
  - an increase of $7.1 million, or 2.7%, in rental revenue attributable primarily to changes in occupancy and rental rates between the two periods; partially offset by
  - a decrease of $1.8 million, or 79.1%, in net revenue from the early termination of leases.
- tenant recoveries and other revenue increased due primarily to the increase in property operating expenses described below. While we do have some lease structures under which tenants pay for 100% of properties' operating expenses, our most prevalent lease structure is for tenants to pay for a portion of property operating expenses to the extent that such expenses exceed amounts established in their respective leases that are based on historical expense levels. As a result, while there is an inherent direct relationship between our tenant recoveries and property operating expenses, this relationship does not result in a dollar for dollar increase in tenant recoveries as property operating expenses increase.

The increase in the Same-Office Properties' property operating expenses from 2007 to 2008 included the following:

- an increase of $3.1 million attributable to direct miscellaneous reimbursable expenses pertaining to specific tenants;
- an increase of $1.8 million, or 9.2%, in real estate taxes, which included the effect of increased property value assessments in our portfolio, most notably an increase of $1.3 million, or 19.9%, attributable to our Northern Virginia portfolio;
- an increase of $1.5 million, or 13.8%, in costs for asset and property management operations, much of which was due to increases in the size of our employee base supporting such operations;
- an increase of $885,000, or 3.5%, in electric utilities expense, which included the effect of: (1) increased usage at certain properties due to increased occupancy; (2) our assumption of responsibility for payment of utilities at certain properties due to changes in lease structures; and (3) rate increases that we believe are the result of (a) increased oil prices and (b) energy deregulation in Maryland;
- an increase of $814,000, or 6.8%, in cleaning services and related supplies due in large part to increased contract rates and increased occupancy at certain properties;
- an increase of $803,000, or 14.5%, in heating and air conditioning repairs and maintenance due primarily to an increase in general repair activity and the commencement of new service arrangements at certain properties;
- an increase of $574,000, or 248.2%, in bad debt expense due to additional reserves on tenant receivables;
- an increase of $452,000, or 59.7%, in exterior repairs and maintenance due in large part to additional projects undertaken for roof repairs and building caulking and sealing; and
- a decrease of $1.5 million, or 58.9%, in snow removal due to decreased snow and ice in most of our regions in 2008.

	Changes from 2006 to 2007				
	Property Additions	Same-Office Properties		Other	
	Dollar Change[1]	Dollar Change	Percentage Change	Dollar Change[2]	Total
Revenues from real estate operations					
Rental revenue	$56,257	$ 5,092	2.1%	$ 326	$61,675
Tenant recoveries and other real estate operations revenue	8,880	4,238	12.0%	(323)	12,795
Total	$65,137	$ 9,330	3.4%	$ 3	$74,470
Property operating expenses	$21,491	$ 6,872	7.8%	$1,807	$30,170
Straight-line rental revenue adjustments included in rental revenue	$ 3,439	$(1,621)	N/A	$ 81	$ 1,899
Amortization of deferred market rental revenue	$ 28	$ 372	N/A	$ (114)	$ 286
Number of operating properties included in component category	77	150	N/A	—	227

(1) Includes 63 acquired properties, 12 newly-constructed properties and two redevelopment properties placed into service.

(2) Includes, among other things, the effects of amounts eliminated in consolidation. Certain amounts eliminated in consolidation are attributable to the Property Additions and Same-Office Properties.

As the table above indicates, our total increase in revenues from real estate operations and property operating expenses from 2006 to 2007 was attributable primarily to the Property Additions.

With regard to changes in the Same-Office Properties' revenues from real estate operations from 2006 to 2007:

- the increase in rental revenue included the following:
  - an increase of $6.2 million, or 2.7%, in rental revenue attributable primarily to changes in occupancy and rental rates between the two periods. Included in this increase was a $5.0 million increase attributable to three properties ($3.8 million in two properties in Northern Virginia and $1.2 million in one property in the Baltimore/Washington Corridor) and a $1.8 million decrease attributable to one property in Suburban Baltimore; partially offset by
  - a decrease of $1.1 million, or 35.8%, in net revenue from the early termination of leases.
- tenant recoveries and other revenue increased due primarily to the increase in property operating expenses described below.

The increase in the Same-Office Properties' property operating expenses from 2006 to 2007 included the following:

- an increase of $2.9 million, or 14.5%, in utilities due primarily to the same reasons discussed above for the change from 2007 to 2008;
- an increase of $1.6 million, or 201.7%, in snow removal due to increased snow and ice in most of our regions in 2007;
- an increase of $924,000, or 5.5%, in real estate taxes reflecting primarily an increase in the assessed value of many of our properties. Included in this amount was an increase of $241,000, or 55.8%, attributable to our Colorado Springs portfolio which had a number of properties with significantly higher assessed values;
- an increase of $701,000, or 16.1%, in heating and air conditioning repairs and maintenance due to an increase in general repair activity and the commencement of new service arrangements at certain properties; and
- an increase of $714,000, or 8.9%, in repairs and maintenance labor due primarily to: (1) an increase in labor hours due mostly to the addition of new employees to address staffing needs and increased labor requirements at certain properties with increased occupancy; and (2) higher labor rates resulting from an increase in the underlying costs for labor. The higher labor rates were attributable in part to an inflationary trend but also were due to the increased need for us to employ individuals with specialized skills who command higher rates.

The $1.8 million increase in property operating expenses from 2006 to 2007 that was not attributable to Property Additions or Same-Office Properties included a $1.3 million increase associated with the former Fort Ritchie United States Army base in Cascade, Washington County, Maryland, of which we acquired 500 acres on October 5, 2006 and 91 acres on November 29, 2007. While we had development activities underway at the Fort Ritchie project in 2007, the $1.3 million in operating expenses was associated with the portions of the project held for future lease or development.

Construction Contract and Other Service Revenues and Expenses

The table below sets forth changes in our construction contract and other service revenues and expenses (dollars in thousands):

	Changes from 2007 to 2008			Changes from 2006 to 2007		
	Construction Contract Dollar Change	Other Service Operations Dollar Change	Total Dollar Change	Construction Contract Dollar Change	Other Service Operations Dollar Change	Total Dollar Change
Service operations						
Revenues	$149,534	$(2,374)	$147,160	$(15,108)	$(3,751)	$(18,859)
Expenses	146,388	(2,039)	144,349	(14,238)	(3,314)	(17,552)
Income from service operations	$ 3,146	$ (335)	$ 2,811	$ (870)	$ (437)	$ (1,307)

The revenues and costs associated with these services include subcontracted costs that are reimbursed to us by the customer at no mark up. As a result, the operating margins from these operations are small relative to the revenue. We use the net of service operations revenues and expenses to evaluate performance. The increase in income from service operations from 2007 to 2008 was due primarily to a large volume of construction contract activity recognized in 2008 in connection with three large contracts, all of which were with the United States Government. The decrease in income from service operations from 2006 to 2007 was due primarily to: (1) a slow down in activity on certain third party constructions jobs; and (2) a decrease in third party work for heating and air conditioning controls and plumbing services due primarily to our decision in 2007 to limit the amount of these services that we provide to third parties and, instead, focus on providing services predominantly for our properties. As evidenced in the changes set forth above, our volume of construction contract activity is inherently subject to significant variability depending on the volume and nature of projects undertaken by us (primarily on behalf of tenants), and therefore the increase in activity that occurred in 2008 should not necessarily be considered to be a trend that will continue. We view our service operations as an ancillary component of our overall operations that should continue to be a small contributor to our operating income relative to our real estate operations.

Depreciation and Amortization

Our depreciation and other amortization expense from continuing operations increased from 2006 to 2007 by $28.4 million, or 37.1%, due primarily to a $30.4 million increase attributable to the Property Additions. Of the increase attributable to the Property Additions, $22.8 million was attributable to the Nottingham Acquisition. When we acquire operating properties, a portion of the acquisition value of such properties is generally allocated to assets with depreciable lives that are based on the lives of the underlying leases. Compared to other acquisitions completed by us in the past, the Nottingham Acquisition had a considerably larger portion of the value of the operating properties allocated to assets with lives that are based on the lives of the underlying leases; due to that fact and the fact that a large number of the leases in these properties had lives of four years or less, much of the depreciation and amortization associated with these properties was front-loaded to the four years following the completion of the acquisition. This is resulting in increased depreciation and amortization expense from 2007 to 2010. The net increase in depreciation and other amortization expense from 2006 to 2007 also included a decrease of $2.9 million attributable to one of the Same-Office Properties that had significant depreciation and amortization expense in 2006 associated with a lease that terminated in 2006.

Our depreciation and other amortization expense from continuing operations decreased from 2007 to 2008 by $2.0 million, or 1.9%, due primarily to a number of shorter lived assets becoming fully amortized during or prior to the current periods, including assets associated with the Nottingham Acquisition. The effect of these decreases more than offset additional depreciation and amortization associated with new assets placed into service.

General and Administrative Expenses

Our general and administrative expense increased by $3.6 million, or 16.7%, from 2007 to 2008, and by $3.7 million, or 20.3%, from 2006 to 2007. Much of this increase was attributable to an increase in the size of our employee base in response to the continued growth of the Company. A portion of the increase from 2007 to 2008 can also be attributed to costs associated with a number of information technology initiatives pursued during the year, the largest of which was for the implementation of an Enterprise Resource Planning software package.

General and administrative expenses increased as a percentage of operating income from 16.9% in 2006 to 18.4% in 2007 and to 18.8% in 2008. Much of this trend can be attributed to the increase in the size of our employee base in response to the continued growth of the Company. We believe in 2008 that we substantially completed the right-sizing of our employee base that was required in response to our growth and, therefore, expect only modest growth in general and administrative expense in 2009 and 2010.

Interest Expense

Our interest expense included in continuing operations decreased from 2007 to 2008 by $1.9 million, or 2.3%. This decrease included the effects of the following:

- a decrease in the weighted average interest rates of our debt from 5.8% to 5.2%, much of which can be attributed to decreases in the one-month LIBOR rate in the latter portion of 2007 and in 2008; partially offset by
- an increase in our average outstanding debt balance by 7.4% due primarily to debt incurred to fund our 2007 and 2008 construction activities.

Our interest expense included in continuing operations increased from 2006 to 2007 by $12.6 million, or 17.3%. This increase included the effects of the following:

- a 26.1% increase in our average outstanding debt balance, resulting primarily from our 2006 and 2007 acquisition and construction activities; offset in part by the effects of
- an increase in interest capitalized to construction, development and redevelopment projects of $4.7 million, or 32.4%, due to increased construction, development and redevelopment activity; and
- a decrease in our weighted average interest rates from 6.2% to 5.8%.

Gain on Early Extinguishment of Debt

In November 2008, we repurchased a $37.5 million aggregate principal amount of our 3.5% Exchangeable Senior Notes for $26.7 million. We recognized a gain of $10.4 million in connection with this repurchase.

Interest and Other Income

Included in interest and other income for 2008 was $1.4 million in interest income associated with a mortgage loan receivable into which we entered in August 2008, which is discussed in further detail in the section below entitled "Investing and Financing Activities During 2008."

Included as interest and other income for 2007 was a $1.0 million gain recognized on the disposition of most of our investment in TractManager, Inc., an investment that we account for using the cost method of accounting. TractManager, Inc. is an entity that developed an Internet-based contract imaging system for sale to real estate owners and healthcare providers.

Minority Interests

Interests in our Operating Partnership are in the form of preferred and common units. The line entitled "minority interests in income from continuing operations" includes primarily income from continuing operations allocated to preferred and common units not owned by us. Income is allocated to minority interest preferred unitholders in an amount equal to the priority return from the Operating Partnership to which they are entitled. Income is allocated to minority interest common unitholders based on the income earned by the Operating Partnership, after allocation to preferred unitholders, multiplied by the percentage of the common units in the Operating Partnership owned by those common unitholders.

As of December 31, 2008, we owned 86.2% of the outstanding common units and 95.8% of the outstanding preferred units. The percentage of the Operating Partnership owned by minority interests during the last three years decreased in the aggregate due primarily to the effect of the following transactions:

- the issuance of additional units to us as we issued new preferred shares and common shares during 2006 through 2008 due to the fact that we receive preferred units and common units in the Operating Partnership each time we issue preferred shares and common shares; and
- the exchange of common units for our common shares by certain minority interest holders of common units; offset in part by
- our issuance of common units to third parties totaling 262,165 in 2007 and 181,097 in 2006 in connection with acquisitions; and
- the redemption by us of the Series E and Series F Cumulative Redeemable Preferred Shares of beneficial interest, and the corresponding Series E and Series F Preferred Units, in 2006.

Our income from continuing operations allocated to minority interests increased by $4.2 million, or 124.8%, from 2007 to 2008 and decreased by $411,000, or 11.0%, from 2006 to 2007. These changes are due primarily to: (1) the changes in the income available to allocate to minority interests holders of common units attributable primarily to the reasons set forth above for changes in revenue and expense items; and (2) the decreasing effect of our increasing ownership of common units (from 81.6% at December 31, 2005 to 86.2% at December 31, 2008).

Discontinued Operations, Net of Minority Interests

Our discontinued operations decreased $16.2 million, or 88.0%, from 2006 to 2007 due primarily to changes in gain from sales of real estate included in discontinued operations. See Note 17 to the Consolidated Financial Statements for a summary of the components of income from discontinued operations.

Adjustments to Net Income to Arrive at Net Income Available to Common Shareholders

In 2006, we recognized a $3.9 million decrease to net income available to common shareholders pertaining to the original issuance costs incurred on the Series E and Series F Preferred Shares of beneficial interest that were redeemed in 2006.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements are for operating expenses, debt service, development of new properties, improvements to existing properties and acquisitions. While we may experience increasing challenges discussed elsewhere herein due to the current economic environment, we believe that our liquidity and capital resources are adequate for our near-term and longer-term requirements. We had cash and cash equivalents of $6.8 million and $24.6 million at December 31, 2008 and 2007, respectively. We maintain sufficient cash and cash equivalents to meet our operating cash requirements and short term investing and financing cash requirements. When we determine that the amount of cash and cash equivalents on hand is more than we need to meet such requirements, we may pay down our Revolving Credit Facility (defined below) or forgo borrowing under construction loan credit facilities to fund development activities.

We rely primarily on fixed-rate, non-recourse mortgage loans from banks and institutional lenders to finance most of our operating properties. We have also made use of the public equity and debt markets to meet our capital needs, principally to repay or refinance corporate and property secured debt and to provide funds for project development and acquisition costs. We have an unsecured revolving credit facility (the "Revolving Credit Facility") with a group of lenders that provides for borrowings of up to $600 million, $191.3 million of which was available at December 31, 2008; this facility is available through September 2011 and may be extended by one year at our option, subject to certain conditions. In addition, as discussed in greater detail below, we entered into our Revolving Construction Facility, which provides for borrowings of up to $225.0 million, $143.7 million of which was available at December 31, 2008 to fund future construction costs; this facility is available until May 2011 and may be extended by one year at our option, subject to certain conditions. Selective dispositions of operating and other properties may also provide capital resources in 2009 and in future years. We are continually evaluating sources of capital and believe that there are satisfactory sources available for meeting our capital requirements without necessitating property sales.

In our discussions of liquidity and capital resources, we describe certain of the risks and uncertainties relating to our business. Additional risks are described in Item 1A of our Annual Report on Form 10-K.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2008 (in thousands):

	For the Years Ended December 31,						
Contractual obligations(1)	2009	2010	2011	2012	2013	Thereafter	Total
Debt(2)							
Balloon payments due upon maturity	$ 93,567	$ 64,658	$738,531	$ 257,524	$ 134,843	$ 536,587	$1,825,710
Scheduled principal payments	10,415	9,375	7,550	6,076	2,875	4,121	40,412
Interest on debt(3)	76,957	73,348	64,391	46,752	34,317	81,815	377,580
Acquisitions of properties	—	—	—	—	—	4,000	4,000
New construction and development contracts and obligations(4)(5)	79,062	—	—	—	—	—	79,062
Third-party construction and development contracts(5)(6)	171,520	—	—	—	—	—	171,520
Capital expenditures for operating properties(5)(7)	3,532	—	—	—	—	—	3,532
Operating leases(8)	604	339	126	15	—	—	1,084
Other purchase obligations(9)	2,500	2,500	2,451	2,396	2,309	5,232	17,388
Total contractual cash obligations	$438,157	$150,220	$813,049	$ 312,763	$ 174,344	$ 631,755	$2,520,288

(1) The contractual obligations set forth in this table generally exclude individual contracts that had a value of less than $20,000. Also excluded are contracts associated with the operations of our properties that may be terminated with notice of one month or less, which is the arrangement that applies to most of our property operations contracts.

(2) Represents scheduled principal amortization payments and maturities only and therefore excludes a net premium of $501,000. We expect to refinance the balloon payments that are due in 2009 and 2010 using primarily a combination of borrowings from our Revolving Credit Facility and proceeds from debt refinancings. The principal maturities occurring in 2011 include $473.8 million that may be extended for one-year, subject to certain conditions.

(3) Represents interest costs for debt at December 31, 2008 for the terms of such debt. For variable rate debt, the amounts reflected above used December 31, 2008 interest rates on variable rate debt in computing interest costs for the terms of such debt.

(4) Represents contractual obligations pertaining to new construction, development and redevelopment activities. We expect to finance these costs primarily using proceeds from our Revolving Construction Facility and Revolving Credit Facility.

(5) Because of the long-term nature of certain construction and development contracts, some of these costs will be incurred beyond 2009.

(6) Represents contractual obligations pertaining to projects for which we are acting as construction manager on behalf of unrelated parties who are our clients. We expect to be reimbursed in full for these costs by our clients.

(7) Represents contractual obligations pertaining to capital expenditures for our operating properties. We expect to finance all of these costs using cash flow from operations.

(8) We expect to pay these items using cash flow from operations.

(9) Primarily represents contractual obligations pertaining to managed-energy service contracts in place for certain of our operating properties. We expect to pay these items using cash flow from operations.

Certain of our debt instruments require that we comply with a number of restrictive financial covenants, including leverage ratio, minimum net worth, minimum fixed charge coverage, minimum debt service and maximum secured indebtedness. As of December 31, 2008, we were in compliance with these financial covenants.

Other Future Cash Requirements for Investing and Financing Activities

As of December 31, 2008, we had construction activities underway on ten office properties totaling 1.2 million square feet that were 43.3% leased, or considered committed to lease (including three properties owned through joint ventures). We estimate remaining costs to be incurred will total approximately $82.4 million upon completion of these properties; we expect to incur these costs through 2010. We expect to fund these costs using primarily borrowings from our Revolving Construction Facility and Revolving Credit Facility.

As of December 31, 2008, we had development activities underway on seven new office properties estimated to total 767,000 square feet. We estimate that costs for these properties will total approximately $165.0 million. As of December 31, 2008, costs incurred on these properties totaled $17.7 million and the balance is expected to be incurred through 2012. We expect to fund most of these costs using borrowings from our Revolving Construction Facility.

We had redevelopment activities underway on one property at December 31, 2008 and expect to commence redevelopment on an additional property in 2009. We expect to incur an aggregate of approximately $40.0 million in costs in connection with these projects from 2009 to 2010.

In September 2007, the City of Colorado Springs announced that it had selected us to be the master developer for the 277-acre site located in the Colorado Springs Airport Business Park, known as Cresterra, which is located at the entrance of the Colorado Springs Airport and adjacent to Peterson Air Force Base. We are currently in the process of negotiating the development agreement and long-term ground lease with the City of Colorado Springs regarding the details of this arrangement; we expect that the terms of these agreements will be finalized in 2009. We expect that this business park can support potential development of approximately 3.5 million square feet, including office, retail, industrial, hospitality and flex space. For this project, we expect to oversee development, construction, leasing and management and have a leasehold interest in buildings.

We often use our Revolving Credit Facility initially to finance much of our investing and financing activities. We then pay down our Revolving Credit Facility using proceeds from long-term borrowings as attractive financing conditions arise and equity issuances as attractive equity market conditions arise. Amounts available under the facility are computed based on 65% of our unencumbered asset value, as defined in the agreement. As discussed above, as of December 31, 2008, the borrowing capacity under the Revolving Credit Facility was $600.0 million, of which $191.3 million was available.

As previously discussed, the United States financial markets are experiencing extreme volatility, and credit markets have tightened considerably. As a result, the level of risk that we may not be able to obtain new financing for acquisitions, development activities or other capital requirements at reasonable terms, if at all, in the near future has increased. Actions taken by us to reduce this level of risk include the following:

- we entered into the $225.0 million Revolving Construction Facility in May 2008, which we expect to use in funding much of our future development activities;
- we managed our debt to avoid significant concentrations of maturities in any particular year and have what we believe to be limited and manageable maturities over the next two years;
- we raised $139.2 million in net proceeds from the issuance of common shares in September 2008, which we used to pay down our Revolving Credit Facility in order to create borrowing capacity; and
- we entered into three new interest rate swaps to manage our exposure to increases in interest rates.

We believe that we have sufficient capacity under our Revolving Credit Facility to satisfy our 2009 debt maturities. We also believe that we have sufficient capacity under our Revolving Construction Facility to fund the construction of properties that were under construction by year end, as well as properties expected to be started in 2009. We do expect to pursue a certain amount of new permanent and medium-term debt in 2009; if we are successful in obtaining this debt, we expect to use the proceeds to pay down our Revolving Credit Facility to create additional borrowing capacity to enable us to fund future investment opportunities.

We found it increasingly difficult in 2008 to locate attractive acquisition opportunities due to a significant spread between seller expectations and prices that met our investment criteria. We are optimistic that there will be more opportunities for acquisitions in 2009.

Given the current economic climate, we are expecting that it could be more challenging in 2009 to raise capital through offerings of common and preferred shares at favorable terms than it has been historically. We also expect it to be challenging to raise capital through the sale of properties due to a lack of credit availability for potential buyers. As a result, we expect that we would likely fund any future acquisition opportunities using capacity created under our Revolving Credit Facility from new debt.

Operating Activities

Our cash flow from operations increased $44.2 million, or 32.1%, from 2007 to 2008; this increase is attributable in large part to: (1) the additional cash flow from operations generated by our property additions; and (2) the timing of cash flow associated with third-party construction projects in the current period. We expect to continue to use cash flow provided by operations to meet our short-term capital needs, including all property operating expenses, general and administrative expenses, interest expense, scheduled principal amortization of debt, dividends to our shareholders, distributions to our minority interest holders of preferred and common units in the Operating Partnership and capital improvements and leasing costs. We do not anticipate borrowing to meet these requirements.

As described previously, we expect that the effects of the global downturn on our real estate operations will make our leasing activities increasingly challenging in 2009, 2010 and perhaps beyond. As a result, there could be an increasing likelihood as leases expire of our being unsuccessful in renewing tenants or renewing on terms less favorable to us than the terms of the original leases. If a tenant leaves, we can expect to experience a vacancy for some period of time as well as higher tenant improvement and leasing costs than if a tenant renews. As a result, our cash flow of operations would be adversely affected if we experience a high volume of tenant departures at the end of their lease terms. While we believe that our largest tenants represent favorable credit risk, we believe that there may be an increased likelihood in the current economic climate of tenants encountering financial hardships; if one of our major tenants or a number of our smaller tenants were to experience financial difficulties, including bankruptcy, insolvency or general downturn of business, and as a result default in their lease obligations to us, our cash flow from operations would be adversely affected. During 2008, our cash flow from operations benefitted from a decrease in short-term interest rates; if short-term interest rates were to increase, the interest payments on our variable-rate debt would increase, which would have a decreasing effect on our cash flow from operations. These and other factors that could negatively affect our ability to generate cash flow from operations in the future are discussed in further detail in Item 1A of our 2008 Annual Report on Form 10-K.

Investing and Financing Activities During 2008

In 2008, we acquired three office properties totaling 247,000 square feet and three parcels of land that we believe can support 1.8 million developable square feet for $59.8 million. These acquisitions were financed using primarily borrowings from our Revolving Credit Facility.

We had seven newly-constructed buildings totaling 528,000 square feet (three located in Colorado Springs and two each in the Baltimore/Washington Corridor and San Antonio) become fully operational in 2008 (89,000 of these square feet were placed into service in 2007). These properties were 85.6% leased or committed as of December 31, 2008. Costs incurred on these properties through December 31, 2008 totaled $84.6 million, $13.5 million of which was incurred in 2008. We financed the 2008 costs using primarily borrowings from our Revolving Credit Facility.

During 2008, we also placed into service 59,000 square feet that were redeveloped in a property located in Northern Virginia. Most of the costs for this space, which became 100% leased subsequent to December 31, 2008, were incurred in prior years.

As discussed above, at December 31, 2008, we had construction activities underway on ten office properties totaling 1.2 million square feet that were 43.3% leased, or considered committed to lease (including 85,000 square feet already placed into service). Three of these properties are owned through consolidated joint ventures. Costs incurred on these properties through December 31, 2008 totaled approximately $174.0 million, of which approximately $121.3 million was incurred in 2008. The costs incurred in 2008 were funded using borrowings from our Revolving Credit Facility and Revolving Construction Facility and cash reserves.

In 2008, we completed the formation of M Square, a consolidated joint venture in which we hold a 50% equity interest through Enterprise Campus Developer, LLC, another consolidated joint venture in which we own a 90% interest. M Square was formed to develop and own office properties, approved for up to approximately 750,000 square feet, located in M Square Research Park in College Park, Maryland.

The table below sets forth the major components of our additions to the line entitled "Total Commercial Real Estate Properties" on our Consolidated Balance Sheet for 2008 (in thousands):

Construction, development and redevelopment	$188,460
Acquisitions	55,286
Tenant improvements on operating properties	20,280[1]
Capital improvements on operating properties	11,261
	$275,287

(1) Tenant improvement costs incurred on newly-constructed properties are classified in this table as construction, development and redevelopment.

In 2008, we sold three operating properties totaling 223,000 square feet for a total of $25.3 million, resulting in a gain of $2.6 million. The net proceeds from these sales after transaction costs totaled approximately $25.0 million. Our approximate application of the proceeds from these sales follows: $16.9 million to pay down borrowings under our Revolving Credit Facility; $5.1 million to fund an escrow that was used to fund a subsequent acquisition; and $3.0 million to fund cash reserves.

In 2008, we also completed the sale of six recently constructed office condominiums located in Northern Virginia for sale prices totaling $8.4 million in the aggregate, resulting in net proceeds of $7.8 million. We applied these proceeds to our cash operating reserves. We recognized an aggregate gain before minority interests and income taxes of $1.4 million on these sales.

On August 26, 2008, we loaned $24.8 million to the owner of a 17-story Class A+ rental office property containing 471,000 square feet in Baltimore, Maryland. We have a secured interest in the ownership of the entity that owns the property and adjacent land parcels that is subordinate to that of a first mortgage on the property. The loan, which matures on August 26, 2011, carries a primary interest rate of 16.0%, although certain additional principal fundings available under the loan agreement carry an interest rate of 20.0%. While interest is payable to us under the loan on a monthly basis, to the extent that the borrower does not have sufficient net operating cash flow (as defined in the agreement) to pay all or a portion of the interest due under the loan in a given month, such unpaid portion of the interest shall be added to the loan principal amount used to compute interest in the following month. We are obligated to fund an aggregate of up to $26.6 million under this loan, excluding any future compounding of unpaid interest. The balance of this mortgage loan receivable was $25.8 million at December 31, 2008. The first mortgage loan, which had a balance of $75.0 million at December 31, 2008, matures on August 9, 2009 and may be extended for two six-month periods, subject to certain conditions. If a default occurs under the terms of the loan with us or under the first mortgage loan, in order to protect our investment, we may need either to (1) purchase the first mortgage loan on the property or (2) foreclose on the ownership interest in the property and repay the first mortgage loan. For 2008, most of the interest that was payable under the loan due to us was not paid due to the borrower having insufficient net operating cash flow. Due to the commencement of a lease in the borrower's property in the later portion of 2008, we are expecting an improvement in the borrower's net operating cash flow that will enable them to pay the majority of interest payable under the loan for the 2009 period.

On May 2, 2008, we entered into a construction loan agreement with a group of lenders for which KeyBanc Capital Markets, Inc. acted as arranger, KeyBank National Association acted as administrative agent, Bank of America, N.A. acted as syndication agent and Manufacturers and Traders Trust Company acted as documentation agent; we refer to this loan as the "Revolving Construction Facility." The construction loan agreement provides for an aggregate commitment by the lenders of $225.0 million, with a right for us to further increase the lenders' aggregate commitment during the term to a maximum of $325.0 million, subject to certain conditions. Ownership interests in the properties for which construction costs are being financed through loans under the agreement are pledged as collateral. Borrowings are generally available for properties included in this construction loan agreement based on 85% of the total budgeted costs of construction of the applicable improvements for such properties as set forth in the properties' construction budgets, subject to certain other loan-to-value and debt coverage requirements. As loans for properties under the construction loan agreement are repaid in full and the ownership interests in such properties are no longer pledged as collateral, capacity under the construction loan agreement's aggregate commitment will be restored, giving us the ability to obtain new loans for other construction properties in which we pledge the ownership interests as collateral. The construction loan agreement matures on May 2, 2011 and may be extended by one year at our option, subject to certain conditions. The variable interest rate on each loan is based on one of the following, to be selected by us: (1) subject to certain conditions, the LIBOR rate for the interest period designated by us (customarily the one-month rate) plus 1.6% to 2.0%, as determined by our leverage levels at different points in time; or (2) the greater of (a) the prime rate of the lender then acting as agent or (b) the Federal Funds Rate, as defined in the construction loan agreement, plus 0.50%. Interest is payable at the end of each interest period (as defined in the agreement), and principal outstanding under each loan under the agreement is payable on the maturity date. The construction loan agreement also carries a quarterly fee that is based on the unused amount of the commitment multiplied by a per annum rate of 0.125% to 0.20%. At December 31, 2008, $81.3 million was outstanding under this facility and $143.7 million was available to fund future development costs.

On July 18, 2008, we borrowed $221.4 million under a mortgage loan requiring interest only payments for the term at a variable rate of LIBOR plus 225 basis points (subject to a floor of 4.25%). This loan facility has a four-year term with an option to extend by an additional year. We used $63.5 million of the proceeds from this loan to repay construction loan facilities that were due to mature in 2008, $11.8 million to repay borrowings under the Revolving Construction Facility, $142.0 million to repay borrowings under our Revolving Credit Facility and the balance to fund transaction costs.

In September 2008, we issued 3.7 million common shares at a public offering price of $39 per share, for net proceeds of $139.2 million after underwriting discount but before offering expenses. We contributed these net proceeds to our Operating Partnership in exchange for 3.7 million common units. The proceeds were then used to pay down our Revolving Credit Facility.

During 2008, we entered into the following interest rate swap agreements:

- $100.0 million notional amount on October 24, 2008 that fixes the one-month LIBOR base rate at 2.51% effective on November 3, 2008 and expiring on December 31, 2009;
- $120.0 million notional amount on December 17, 2008 that fixes the one-month LIBOR base rate at 1.76% effective on January 2, 2009 and expiring on May 1, 2012; and
- $100.0 million notional amount on December 29, 2008 that fixes the one-month LIBOR base rate at 1.975% effective on January 1, 2010 and expiring on May 1, 2012.

Analysis of Cash Flow Associated With Investing and Financing Activities

Our net cash flow used in investing activities decreased $37.6 million from 2007 to 2008. This decrease was due primarily to the following:

- a $72.5 million decrease in purchases of and additions to commercial real estate due primarily to the completion of the Nottingham Acquisition in 2007; offset in part by
- a $25.3 million mortgage loan receivable discussed above that was funded in 2008.

Our cash flow provided by financing activities decreased $116.3 million from 2007 to 2008. This decrease was due primarily to the following:

- a $429.5 million increase in balloon payments on debt due in large part to: (1) a higher level of debt refinancing activity in the current period; and (2) additional debt paid down using $139.2 million in proceeds from our issuance of common shares in September 2008; offset in part by
- a $213.2 million increase in proceeds from mortgage and other loans payable due primarily to a higher level of debt refinancing activity in the current period; and
- a $134.3 million increase in net proceeds from our issuance of common shares in September 2008.

Off-Balance Sheet Arrangements

During 2008, we owned an investment in an unconsolidated joint venture, Harrisburg Corporate Gateway Partners, L.P., for which we accounted using the equity method of accounting. This joint venture was entered into in 2005 to enable us to contribute office properties that were previously wholly owned by us into the joint venture in order to partially dispose of our interest in the properties. We managed the joint venture's property operations and any required construction projects and earned fees for these services in 2008. This joint venture has a two-member management committee that is responsible for making major decisions (as defined in the joint venture agreement) and we control one of the management committee positions.

We and our partner receive returns in proportion to our investments in the joint venture. As part of our obligations under the joint venture arrangement, we agreed to indemnify the partnership's lender for 80% of losses under standard nonrecourse loan guarantees (environmental indemnifications and guarantees against fraud and misrepresentation) during the period of time in which we manage the partnership's properties; we do not expect to incur any losses under these loan guarantees.

We have distributions in excess of our investment in this unconsolidated joint venture of $4.8 million at December 31, 2008 due to our not recognizing gain on the contribution of properties into the joint venture; we did not recognize a gain on the contribution since we have contingent obligations, as described above, remaining in effect as long as we continue to manage the joint venture's properties that may exceed our proportionate interest. We recognized a loss on our investment in this joint venture of $203,000 in 2008. We also realized a net cash inflow from this joint venture of $338,000 in 2008. In addition, we earned fees totaling $268,000 from the joint venture in 2008 for construction, asset management and property management services.

During 2008, we also owned investments in six joint ventures that we accounted for using the consolidation method of accounting. We enter into joint ventures such as these from time to time for reasons that include the following: (1) they can provide a facility to access new markets and investment opportunities while enabling us to benefit from the expertise and relationships of our partners; (2) they are an alternative source for raising capital to put towards acquisition or development activities; and (3) they can reduce our exposure to risks associated with a property and its activities. Our consolidated and unconsolidated joint ventures are discussed in Note 5 to our Consolidated Financial Statements, and certain commitments and contingencies related to these joint ventures are discussed in Note 18.

We had no other material off-balance sheet arrangements during 2008.

FUNDS FROM OPERATIONS

Funds from operations ("FFO") is defined as net income computed using GAAP, excluding gains (or losses) from sales of real estate, plus real estate-related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Gains from sales of newly-developed properties less accumulated depreciation, if any, required under GAAP are included in FFO on the basis that development services are the primary revenue generating activity; we believe that inclusion of these development gains is in accordance with the National Association of Real Estate Investment Trusts ("NAREIT") definition of FFO, although others may interpret the definition differently.

Accounting for real estate assets using historical cost accounting under GAAP assumes that the value of real estate assets diminishes predictably over time. NAREIT stated in its April 2002 White Paper on Funds from Operations that "since real estate asset values have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves." As a result, the concept of FFO was created by NAREIT for the REIT industry to "address this problem." We agree with the concept of FFO and believe that FFO is useful to management and investors as a supplemental measure of operating performance because, by excluding gains and losses related to sales of previously depreciated operating real estate properties and excluding real estate-related depreciation and amortization, FFO can help one compare our operating performance between periods. In addition, since most equity REITs provide FFO information to the investment community, we believe that FFO is useful to investors as a supplemental measure for comparing our results to those of other equity REITs. We believe that net income is the most directly comparable GAAP measure to FFO.

Since FFO excludes certain items includable in net income, reliance on the measure has limitations; management compensates for these limitations by using the measure simply as a supplemental measure that is weighed in the balance with other GAAP and non GAAP measures. FFO is not necessarily an indication of our cash flow available to fund cash needs. Additionally, it should not be used as an alternative to net income when evaluating our financial performance or to cash flow from operating, investing and financing activities when evaluating our liquidity or ability to make cash distributions or pay debt service. The FFO we present may not be comparable to the FFO presented by other REITs since they may interpret the current NAREIT definition of FFO differently or they may not use the current NAREIT definition of FFO.

Basic funds from operations ("Basic FFO") is FFO adjusted to (1) subtract (a) preferred share dividends and (b) issuance costs associated with redeemed preferred shares and (2) add back GAAP net income allocated to common units in the Operating Partnership not owned by us. With these adjustments, Basic FFO represents FFO available to common shareholders and common unitholders. Common units in the Operating Partnership are substantially similar to our common shares and are exchangeable into common shares, subject to certain conditions. We believe that Basic FFO is useful to investors due to the close correlation of common units to common shares. We believe that net income is the most directly comparable GAAP measure to Basic FFO. Basic FFO has essentially the same limitations as FFO; management compensates for these limitations in essentially the same manner as described above for FFO.

Diluted funds from operations ("Diluted FFO") is Basic FFO adjusted to add back any changes in Basic FFO that would result from the assumed conversion of securities that are convertible or exchangeable into common shares. However, the computation of Diluted FFO does not assume conversion of securities other than common units in the Operating Partnership that are convertible into common shares if the conversion of those securities would increase Diluted FFO per share in a given period. We believe that Diluted FFO is useful to investors because it is the numerator used to compute Diluted FFO per share, discussed below. In addition, since most equity REITs provide Diluted FFO information to the investment community, we believe Diluted FFO is a useful supplemental measure for comparing us to other equity REITs. We believe that the numerator for diluted EPS is the most directly comparable GAAP measure to Diluted FFO. Since Diluted FFO excludes certain items includable in the numerator to diluted EPS, reliance on the measure has limitations; management compensates for these limitations by using the measure simply as a supplemental measure that is weighed in the balance with other GAAP and non-GAAP measures. Diluted FFO is not necessarily an indication of our cash flow available to fund cash needs. Additionally, it should not be used as an alternative to net income when evaluating our financial performance or to cash flow from operating, investing and financing activities when evaluating our liquidity or ability to make cash distributions or pay debt service. The Diluted FFO that we present may not be comparable to the Diluted FFO presented by other REITs.

Diluted funds from operations per share ("Diluted FFO per share") is (1) Diluted FFO divided by (2) the sum of the (a) weighted average common shares outstanding during a period, (b) weighted average common units outstanding during a period and (c) weighted average number of potential additional common shares that would have been outstanding during a period if other securities that are convertible or exchangeable into common shares were converted or exchanged. However, the computation of Diluted FFO per share does not assume conversion of securities other than common units in the Operating Partnership that are convertible into common shares if the conversion of those securities would increase Diluted FFO per share in a given period. We believe that Diluted FFO per share is useful to investors because it provides investors with a further context for evaluating our FFO results in the same manner that investors use earnings per share ("EPS") in evaluating net income available to common shareholders. In addition, since most equity REITs provide Diluted FFO per share information to the investment community, we believe Diluted FFO per share is a useful supplemental measure for comparing us to other equity REITs. We believe that diluted EPS is the most directly comparable GAAP measure to Diluted FFO per share. Diluted FFO per share has most of the same limitations as Diluted FFO (described above); management compensates for these limitations in essentially the same manner as described above for Diluted FFO.

Our Basic FFO, Diluted FFO and Diluted FFO per share for 2004 through 2008 and reconciliations of (1) net income to FFO, (2) the numerator for diluted EPS to diluted FFO and (3) the denominator for diluted EPS to the denominator for diluted FFO per share are set forth in the following table:

	For the Years Ended December 31,				
(in thousands, except per share data)	**2008**	2007	2006	2005	2004
Net income	**$ 58,668**	$ 34,784	$ 49,227	$ 39,031	$ 37,032
Add: Real estate-related depreciation and amortization	**102,772**	106,260	78,631	62,850	51,371
Add: Depreciation and amortization on unconsolidated real estate entities	**648**	666	910	182	106
Less: Depreciation and amortization allocable to minority interests in other consolidated entities	**(270)**	(188)	(163)	(114)	(86)
Less: Gain on sales of real estate, net of taxes, excluding development portion[1]	**(2,630)**	(3,827)	(17,644)	(4,422)	(95)
Funds from operations ("FFO")	**159,188**	137,695	110,961	97,527	88,328
Add: Minority interests—common units in the Operating Partnership	**7,315**	3,682	7,276	5,889	5,659
Less: Preferred share dividends	**(16,102)**	(16,068)	(15,404)	(14,615)	(16,329)
Less: Issuance costs associated with redeemed preferred shares	**—**	—	(3,896)	—	(1,813)
Funds from Operations—basic ("Basic FFO")	**150,401**	125,309	98,937	88,801	75,845
Add: Expense on dilutive share-based compensation	**—**	—	—	—	382
Add: Convertible preferred share dividends	**—**	—	—	—	21
Funds from Operations—diluted ("Diluted FFO")	**$150,401**	$125,309	$ 98,937	$ 88,801	$ 76,248
Weighted average common shares	**48,132**	46,527	41,463	37,371	33,173
Conversion of weighted average common units	**8,107**	8,296	8,511	8,702	8,726
Weighted average common shares/units—Basic FFO	**56,239**	54,823	49,974	46,073	41,899
Dilutive effect of share-based compensation awards	**733**	1,103	1,799	1,626	1,896
Assumed conversion of weighted average convertible preferred shares	**—**	—	—	—	134
Weighted average common shares/units—Diluted FFO	**56,972**	55,926	51,773	47,699	43,929
Diluted FFO per share	**$ 2.64**	$ 2.24	$ 1.91	$ 1.86	$ 1.74
Numerator for diluted EPS	**$ 42,566**	$ 18,716	$ 29,927	$ 24,416	$ 18,911
Add: Minority interests—common units in the Operating Partnership	**7,315**	3,682	7,276	5,889	5,659
Add: Real estate-related depreciation and amortization	**102,772**	106,260	78,631	62,850	51,371
Add: Depreciation and amortization on unconsolidated real estate entities	**648**	666	910	182	106
Less: Depreciation and amortization allocable to minority interests in other consolidated entities	**(270)**	(188)	(163)	(114)	(86)
Less: Gain on sales of real estate, net of taxes, excluding development portion[1]	**(2,630)**	(3,827)	(17,644)	(4,422)	(95)
Add: Expense on dilutive share-based compensation	**—**	—	—	—	382
Diluted FFO	**$150,401**	$125,309	$ 98,937	$ 88,801	$ 76,248
Denominator for diluted EPS	**48,865**	47,630	43,262	38,997	34,982
Weighted average common units	**8,107**	8,296	8,511	8,702	8,726
Dilutive effect of share-based compensation awards	**—**	—	—	—	221
Denominator for Diluted FFO per share	**56,972**	55,926	51,773	47,699	43,929

(1) Gains from the sale of real estate, net of taxes, that are attributable to sales of non-operating properties are included in FFO. Gains from newly-developed or re-developed properties less accumulated depreciation, if any, required under GAAP are also included in FFO on the basis that development services are the primary revenue generating activity; we believe that inclusion of these development gains is in compliance with the NAREIT definition of FFO, although others may interpret the definition differently.

INFLATION

Most of our tenants are obligated to pay their share of a building's operating expenses to the extent such expenses exceed amounts established in their leases, based on historical expense levels. Some of our tenants are obligated to pay their full share of a building's operating expenses. These arrangements somewhat reduce our exposure to increases in such costs resulting from inflation. In addition, since our average lease life is approximately five years, we generally expect to be able to compensate for increased operating expenses through increased rental rates upon lease renewal or expiration.

Our costs associated with constructing buildings and completing renovation and tenant improvement work increased due to higher cost of materials. We expect to recover a portion of these costs through higher tenant rents and reimbursements for tenant improvements. The additional costs that we do not recover increase depreciation expense as projects are completed and placed into service.

RECENT ACCOUNTING PRONOUNCEMENTS

For disclosure regarding recent accounting pronouncements and the anticipated impact they will have on our operations, you should refer to Note 2 to our Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks, the most predominant of which is change in interest rates. Increases in interest rates can result in increased interest expense under our Revolving Credit Facility and our other debt carrying variable interest rate terms. Increases in interest rates can also result in increased interest expense when our debt carrying fixed interest rate terms mature and need to be refinanced. Our capital strategy favors long-term, fixed-rate, secured debt over variable-rate debt to minimize the risk of short-term increases in interest rates. As of December 31, 2008, 94.3% of our fixed-rate debt was scheduled to mature after 2009. As of December 31, 2008, 26.0% of our total debt had variable interest rates, including the effect of interest rate swaps. As of December 31, 2008, the percentage of our variable-rate debt, including the effect of interest rate swaps, relative to our total assets was 17.2%.

The following table sets forth our long-term debt obligations by scheduled maturity and weighted average interest rates at December 31, 2008 (dollars in thousands):

	For the Years Ending December 31,						
	2009	2010	2011(1)	2012	2013	Thereafter	Total
Long term debt:							
Fixed rate(2)	$63,393	$74,033	$272,314	$ 42,200	$137,718	$540,708	$1,130,366
Weighted average interest rate	6.89%	5.98%	4.30%	6.33%	5.57%	5.58%	5.40%
Variable rate	$40,589	$ —	$473,767	$221,400	$ —	$ —	$ 735,756

(1) Includes amounts outstanding at December 31, 2008 of $392.5 million under our Revolving Credit Facility and $81.3 million under our Revolving Construction Facility that may be extended for a one-year period, subject to certain conditions.

(2) Represents principal maturities only and therefore excludes net premiums of $501,000.

The fair market value of our debt was $1.71 billion at December 31, 2008 and $1.83 billion at December 31, 2007. If interest rates on our fixed-rate debt had been 1% lower, the fair value of this debt would have increased by $56.2 million at December 31, 2008 and $53.7 million at December 31, 2007.

We occasionally use derivative instruments such as interest rate swaps to further reduce our exposure to changes in interest rates. The following table sets forth information pertaining to our interest rate swap contracts in place as of December 31, 2008 and 2007, and their respective fair values (dollars in thousands):

Notional Amount	One-Month LIBOR base	Effective Date	Expiration Date	Fair Value at December 31, 2008	Fair Value at December 31, 2007
$ 50,000	5.0360%	3/28/2006	3/30/2009	$ (540)	$ (765)
25,000	5.2320%	5/1/2006	5/1/2009	(385)	(486)
25,000	5.2320%	5/1/2006	5/1/2009	(385)	(486)
50,000	4.3300%	10/23/2007	10/23/2009	(1,449)	(596)
100,000	2.5100%	11/3/2008	12/31/2009	(1,656)	N/A
120,000	1.7600%	1/2/2009	5/1/2012	(478)	N/A
100,000	1.9750%	1/1/2010	5/1/2012	(209)	N/A
				$(5,102)	$(2,333)

Based on our variable-rate debt balances, including the effect of interest rate swap contracts in place, our interest expense would have increased by $4.8 million in 2008 and $3.0 million in 2007 if short-term interest rates were 1% higher. Interest expense in 2008 was more sensitive to a change in interest rates than 2007 due primarily to our having a higher average variable-rate debt balance in 2008.

management's report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2008. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and trustees; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 based upon criteria in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, management determined that our internal control over financial reporting was effective as of December 31, 2008 based on the criteria in *Internal Control—Integrated Framework* issued by the COSO.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

To the Board of Trustees and Shareholders of Corporate Office Properties Trust:

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Corporate Office Properties Trust and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express opinions on these financial statements, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 27, 2009

consolidated balance sheets

(Dollars in thousands)	December 31, 2008	December 31, 2007
ASSETS		
Properties, net:		
Operating properties, net	$2,283,806	$2,192,939
Projects under construction or development	493,083	396,012
Property held for sale	—	14,988
Total properties, net	2,776,889	2,603,939
Cash and cash equivalents	6,775	24,638
Restricted cash	13,745	15,121
Accounts receivable, net	13,684	24,831
Deferred rent receivable	64,131	53,631
Intangible assets on real estate acquisitions, net	91,848	108,661
Deferred charges, net	52,006	49,051
Prepaid expenses and other assets	93,789	51,981
Total assets	$3,112,867	$2,931,853
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Mortgage and other loans payable	$1,704,123	$1,625,842
3.5% Exchangeable Senior Notes	162,500	200,000
Accounts payable and accrued expenses	93,625	75,535
Rents received in advance and security deposits	30,464	31,234
Dividends and distributions payable	25,794	22,441
Deferred revenue associated with acquired operating leases	10,816	11,530
Distributions in excess of investment in unconsolidated real estate joint venture	4,770	4,246
Other liabilities	9,596	8,288
Total liabilities	2,041,688	1,979,116
Minority interests:		
Common units in the Operating Partnership	118,810	114,127
Preferred units in the Operating Partnership	8,800	8,800
Other consolidated real estate joint ventures	10,255	7,168
Total minority interests	137,865	130,095
Commitments and contingencies (Note 18)		
Shareholders' equity:		
Preferred Shares of beneficial interest with an aggregate liquidation preference of $216,333 at December 31, 2008 and 2007 (Note 11)	81	81
Common Shares of beneficial interest ($0.01 par value; 75,000,000 shares authorized, shares issued and outstanding of 51,790,442 at December 31, 2008 and 47,366,475 at December 31, 2007)	518	474
Additional paid-in capital	1,091,890	950,615
Cumulative distributions in excess of net income	(154,426)	(126,156)
Accumulated other comprehensive loss	(4,749)	(2,372)
Total shareholders' equity	933,314	822,642
Total liabilities and shareholders' equity	$3,112,867	$2,931,853

See accompanying notes to consolidated financial statements.

consolidated statements of operations

(Dollars in thousands, except per share data)	For the Years Ended December 31, 2008	2007	2006
Revenues			
Rental revenue	$336,942	$314,696	$253,021
Tenant recoveries and other real estate operations revenue	62,691	51,218	38,423
Construction contract revenues	186,608	37,074	52,182
Other service operations revenues	1,777	4,151	7,902
Total revenues	588,018	407,139	351,528
Expenses			
Property operating expenses	141,139	123,258	93,088
Depreciation and other amortization associated with real estate operations	102,720	104,700	76,344
Construction contract expenses	182,111	35,723	49,961
Other service operations expenses	2,031	4,070	7,384
General and administrative expenses	25,329	21,704	18,048
Total operating expenses	453,330	289,455	244,825
Operating income	134,688	117,684	106,703
Interest expense	(83,646)	(85,576)	(72,984)
Interest and other income	2,070	3,030	1,077
Gain on early extinguishment of debt	10,376	—	—
Income from continuing operations before equity in loss of unconsolidated entities, income taxes and minority interests	63,488	35,138	34,796
Equity in loss of unconsolidated entities	(147)	(224)	(92)
Income tax expense	(201)	(569)	(887)
Income from continuing operations before minority interests	63,140	34,345	33,817
Minority interests in income from continuing operations			
Common units in the Operating Partnership	(6,772)	(2,793)	(3,218)
Preferred units in the Operating Partnership	(660)	(660)	(660)
Other	(56)	122	136
Income from continuing operations	55,652	31,014	30,075
Discontinued operations, net of minority interests and taxes	2,179	2,210	18,420
Income before gain on sales of real estate	57,831	33,224	48,495
Gain on sales of real estate, net of minority interests and taxes	837	1,560	732
Net income	58,668	34,784	49,227
Preferred share dividends	(16,102)	(16,068)	(15,404)
Issuance costs associated with redeemed preferred shares	—	—	(3,896)
Net income available to common shareholders	$ 42,566	$ 18,716	$ 29,927
Basic earnings per common share			
Income from continuing operations	$ 0.84	$ 0.35	$ 0.28
Discontinued operations	0.04	0.05	0.44
Net income available to common shareholders	$ 0.88	$ 0.40	$ 0.72
Diluted earnings per common share			
Income from continuing operations	$ 0.83	$ 0.35	$ 0.27
Discontinued operations	0.04	0.04	0.42
Net income available to common shareholders	$ 0.87	$ 0.39	$ 0.69
Dividends declared per common share	$ 1.425	$ 1.300	$ 1.180

See accompanying notes to consolidated financial statements.

consolidated statements of shareholders' equity

(Dollars in thousands)	Preferred Shares	Common Shares	Additional Paid-in Capital	Cumulative Distributions in Excess of Net Income	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2005 (39,927,316 common shares outstanding)	$ 67	$ 399	$ 650,226	$ (67,697)	$ (482)	$ 582,513
Conversion of common units to common shares (245,793 shares)	—	3	11,075	—	—	11,078
Common shares issued to the public (2,000,000 shares)	—	20	82,413	—	—	82,433
Series J Preferred Shares issued to the public (3,390,000 shares)	34	—	81,823	—	—	81,857
Series E Preferred Shares redemption	(11)	—	(28,739)	—	—	(28,750)
Series F Preferred Shares redemption	(14)	—	(35,611)	—	—	(35,625)
Decrease in fair value of derivatives	—	—	—	—	(211)	(211)
Reversal of unearned restricted common share grants upon adoption of SFAS 123(R)	—	1	1,944	—	—	1,945
Exercise of share options (581,932 shares)	—	6	6,761	—	—	6,767
Share-based compensation	—	—	3,833	—	—	3,833
Adjustments to minority interests resulting from changes in ownership of Operating Partnership by COPT	—	—	(16,255)	—	—	(16,255)
Increase in tax benefit from share-based compensation	—	—	562	—	—	562
Net income	—	—	—	49,227	—	49,227
Dividends	—	—	—	(65,071)	—	(65,071)
Balance at December 31, 2006 (42,897,639 common shares outstanding)	76	429	758,032	(83,541)	(693)	674,303
Conversion of common units to common shares (554,221 shares)	—	6	25,402	—	—	25,408
Common shares issued in connection with acquisition of properties, net of transaction costs (3,161,000 shares)	—	32	156,619	—	—	156,651
Series K Preferred Shares issued in connection with acquisition of properties, net of transaction costs (531,667 shares)	5	—	26,562	—	—	26,567
Exercise of share options (620,858 shares)	—	6	7,470	—	—	7,476
Share-based compensation	—	1	6,642	—	—	6,643
Restricted common share redemptions (6,685 shares)	—	—	(351)	—	—	(351)
Adjustments to minority interests resulting from changes in ownership of Operating Partnership by COPT	—	—	(29,761)	—	—	(29,761)
Decrease in fair value of derivatives	—	—	—	—	(1,679)	(1,679)
Net income	—	—	—	34,784	—	34,784
Dividends	—	—	—	(77,399)	—	(77,399)
Balance at December 31, 2007 (47,366,475 common shares outstanding)	81	474	950,615	(126,156)	(2,372)	822,642
Conversion of common units to common shares (258,917 shares)	—	3	7,505	—	—	7,508
Common shares issued to the public (3,737,500 shares)	—	37	138,886	—	—	138,923
Exercise of share options (180,239 shares)	—	2	2,833	—	—	2,835
Share-based compensation	—	2	9,034	—	—	9,036
Restricted common share redemptions (61,258 shares)	—	—	(1,320)	—	—	(1,320)
Adjustments to minority interests resulting from changes in ownership of Operating Partnership by COPT	—	—	(16,716)	—	—	(16,716)
Decrease in fair value of derivatives	—	—	—	—	(2,377)	(2,377)
Increase in tax benefit from share-based compensation	—	—	1,053	—	—	1,053
Net income	—	—	—	58,668	—	58,668
Dividends	—	—	—	(86,938)	—	(86,938)
Balance at December 31, 2008 (51,790,442 common shares outstanding)	$ 81	$ 518	$ 1,091,890	$(154,426)	$(4,749)	$933,314

See accompanying notes to consolidated financial statements.

consolidated statements of cash flows

(Dollars in thousands)	2008	2007	2006
	For the Years Ended December 31,		
Cash flows from operating activities			
Net income	$ 58,668	$ 34,784	$ 49,227
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interests	8,147	4,220	7,800
Depreciation and other amortization	104,968	107,625	80,074
Amortization of deferred financing costs	3,955	3,676	2,981
Amortization of deferred market rental revenue	(2,064)	(1,985)	(1,904)
Gain on sales of real estate	(4,208)	(6,979)	(17,920)
Other gain on sales	(49)	(1,033)	—
Gain on redemption of 3.5% Exchangeable Senior Notes	(10,376)	—	—
Share-based compensation	9,036	6,643	3,833
Excess income tax benefits from share-based compensation	(1,053)	—	(562)
Other	(999)	(546)	(157)
Changes in operating assets and liabilities:			
Increase in deferred rent receivable	(10,594)	(11,988)	(10,004)
Decrease (increase) in accounts receivable	11,128	1,544	(10,844)
Increase in restricted cash and prepaid and other assets	(15,061)	(5,040)	(7,098)
Increase (decrease) in accounts payable, accrued expenses, and other liabilities	31,136	(3,250)	13,544
(Decrease) increase in rents received in advance and security deposits	(770)	10,030	4,181
Net cash provided by operating activities	181,864	137,701	113,151
Cash flows from investing activities			
Purchases of and additions to commercial real estate properties	(279,959)	(352,427)	(282,099)
Proceeds from sales of properties	33,412	21,684	46,704
Proceeds from sale of non-real estate investment	91	2,526	—
Mortgage loan receivable funded	(25,251)	—	—
Proceeds from sale of unconsolidated real estate joint venture	—	—	1,524
Acquisition of partner interests in consolidated joint ventures	(115)	(1,262)	(5,250)
Leasing costs paid	(7,670)	(12,182)	(10,480)
(Increase) decrease in restricted cash associated with investing activities	(842)	16,018	5,260
Purchases of furniture, fixtures and equipment	(3,581)	(1,663)	(8,109)
Other	(6,227)	(408)	(1,384)
Net cash used in investing activities	(290,142)	(327,714)	(253,834)
Cash flows from financing activities			
Proceeds from mortgage and other loans payable	1,080,999	867,842	673,176
Proceeds from 3.5% Exchangeable Senior Notes	—	—	200,000
Repayments of debt			
Balloon payments	(988,945)	(559,467)	(743,274)
Scheduled principal amortization	(13,668)	(19,928)	(19,316)
Repurchase of 3.5% Exchangeable Senior Notes	(26,890)	—	—
Deferred financing costs paid	(6,461)	(4,171)	(6,605)
Net proceeds from issuance of common shares	141,758	7,446	89,202
Net proceeds from issuance of preferred shares	—	—	81,857
Redemption of preferred shares	—	—	(64,375)
Dividends paid	(83,753)	(74,277)	(62,845)
Distributions paid	(12,002)	(11,188)	(10,422)
Excess income tax benefits from share-based compensation	1,053	—	562
Restricted share redemptions	(1,320)	(351)	—
Other	(356)	822	(138)
Net cash provided by financing activities	90,415	206,728	137,822
Net (decrease) increase in cash and cash equivalents	(17,863)	16,715	(2,861)
Cash and cash equivalents			
Beginning of period	24,638	7,923	10,784
End of period	$ 6,775	$ 24,638	$ 7,923

See accompanying notes to consolidated financial statements.

(Dollars in thousands, except per share data)

1. ORGANIZATION AND BUSINESS

Corporate Office Properties Trust ("COPT") and subsidiaries (collectively, the "Company") is a fully-integrated and self-managed real estate investment trust ("REIT") that focuses primarily on strategic customer relationships and specialized tenant requirements in the United States Government, defense information technology and data sectors. We acquire, develop, manage and lease properties that are typically concentrated in large office parks primarily located adjacent to government demand drivers and/or in demographically strong markets possessing growth opportunities. As of December 31, 2008, our investments in real estate included the following:

- 238 wholly owned operating properties totaling 18.5 million square feet;
- 14 wholly owned properties under construction or development that we estimate will total approximately 1.6 million square feet upon completion;
- wholly owned land parcels totaling 1,611 acres that we believe are potentially developable into approximately 14.0 million square feet; and
- partial ownership interests in a number of other real estate projects in operations, under construction or redevelopment or held for future development.

We conduct almost all of our operations through our operating partnership, Corporate Office Properties, L.P. (the "Operating Partnership"), for which we are the managing general partner. The Operating Partnership owns real estate both directly and through subsidiary partnerships and limited liability companies ("LLCs"). A summary of our Operating Partnership's forms of ownership and the percentage of those ownership forms owned by COPT as of December 31, 2008 and 2007 follows:

	December 31,	
	2008	2007
Common Units	**86%**	85%
Series G Preferred Units	**100%**	100%
Series H Preferred Units	**100%**	100%
Series I Preferred Units	**0%**	0%
Series J Preferred Units	**100%**	100%
Series K Preferred Units	**100%**	100%

Three of our trustees controlled, either directly or through ownership by other entities or family members, an additional 12% of the Operating Partnership's common units.

In addition to owning real estate, the Operating Partnership also owns 100% of a number of entities that provide real estate services such as property management, construction and development and heating and air conditioning services primarily for our properties but also for third parties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of COPT, the Operating Partnership, their subsidiaries and other entities in which we have a majority voting interest and control. We also consolidate certain entities when control of such entities can be achieved through means other than voting rights ("variable interest entities" or "VIEs") if we are deemed to be the primary beneficiary of such entities. We eliminate all significant intercompany balances and transactions in consolidation.

We use the equity method of accounting when we own an interest in an entity and can exert significant influence over the entity's operations but cannot control the entity's operations. We use the cost method of accounting when we own an interest in an entity and cannot exert significant influence over its operations.

Use of Estimates in the Preparation of Financial Statements

We make estimates and assumptions when preparing financial statements under generally accepted accounting principles ("GAAP"). These estimates and assumptions affect various matters, including:

- the reported amounts of assets and liabilities in our Consolidated Balance Sheets at the dates of the financial statements;
- the disclosure of contingent assets and liabilities at the dates of the financial statements; and
- the reported amounts of revenues and expenses in our Consolidated Statements of Operations during the reporting periods.

Significant estimates are inherent in the presentation of our financial statements in a number of areas, including the evaluation of the collectability of accounts and notes receivable, the allocation of real estate acquisition costs, the determination of estimated useful lives of assets, the evaluation of impairment of long-lived assets and the level of expense recognized in connection with share-based compensation. Actual results could differ from these and other estimates.

Acquisitions of Real Estate

We allocate the purchase price of acquired properties to tangible and identified intangible assets based on their relative fair values at the date of acquisition. In making estimates of fair values for purposes of allocating a purchase price, we use a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We allocate the costs of real estate acquisitions to the following components:

- properties based on a valuation of the acquired property performed with the assumption that the property is vacant upon acquisition (the "if-vacant value"). The if-vacant value is allocated between land, buildings, tenant improvements and equipment based on our estimates of the relative fair values;
- above-market and below-market lease intangible assets or liabilities based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be received pursuant to the in-place leases and (ii) our estimate of fair market lease rates for the corresponding space, measured over a period equal to the remaining non-cancelable term of the lease (including those under bargain renewal options). The capitalized above- and below-market lease values are amortized as adjustments to rental revenue over the remaining terms of the respective leases (including periods under bargain renewal options);
- in-place lease value based on our estimates of carrying costs during the expected lease-up periods and costs to execute similar leases. Our estimate of carrying costs includes real estate taxes, insurance and other operating expenses and lost rentals during the expected lease-up periods considering current market conditions. Our estimate of costs to execute similar leases includes leasing commissions, legal and other related costs;
- tenant relationship value based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. Characteristics we consider in determining these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors; and
- market concentration premium based on our estimate of the additional amount that we pay for a property over the fair value of assets in connection with our strategy of increasing our presence in regional submarkets.

Properties

We report properties to be developed or held and used in operations at our depreciated cost, reduced for impairment losses, where appropriate. The amounts reported for our properties include our costs of:

- acquisitions;
- development and construction;
- building and land improvements; and
- tenant improvements paid by us.

We capitalize interest expense, real estate taxes, direct internal labor (including allocable overhead costs) and other costs associated with real estate undergoing construction and development activities to the cost of such activities. The preconstruction stage of development of an operating property (or an expansion of an existing property) includes efforts and related costs to secure land control and zoning, evaluate feasibility and complete other initial tasks which are essential to development. We continue to capitalize these costs while construction and development activities are underway until a property becomes "operational," which occurs upon the earlier of when leases commence on space or one year after the cessation of major construction activities. When leases commence on portions of a newly-constructed property's space in the period prior to one year from the cessation of major construction activities, we consider that property to be "partially operational." When a property is partially operational, we allocate the costs associated with the property between the portion that is operational and the portion under construction. We start depreciating newly-constructed properties as they become operational.

We depreciate our assets evenly over their estimated useful lives as follows:

• Buildings and building improvements	10–40 years
• Land improvements	10–20 years
• Tenant improvements on operating properties	Related lease terms
• Equipment and personal property	3–10 years

If events or circumstances indicate that a property to be held and used may be impaired, we perform a recoverability analysis based on the estimated undiscounted cash flows to be generated by the property. If the analysis indicates that the carrying value of the property is not recoverable from future cash flows, the property is written down to fair value and an impairment loss is recognized. Fair values are determined based on appraisals and/or estimated future cash flows using appropriate discount and capitalization rates.

When we determine that a real estate asset will be held for sale, we discontinue the recording of depreciation expense of the asset and estimate the sales price, net of selling costs; if we then determine that the estimated sales price, net of selling costs, is less than the net book value of the asset, we recognize an impairment loss equal to the difference and reduce the carrying amounts of assets.

When we sell an operating property, or determine that an operating property is held for sale, and determine that we have no significant continuing involvement in such property, we classify the results of operations for such property as discontinued operations. Interest expense that is specifically identifiable to properties included in discontinued operations is used in the computation of interest expense attributable to discontinued operations. When properties classified as discontinued operations are included in computations that determine the amount of our borrowing capacity under certain debt instruments (including our Revolving Credit Facility), we allocate a portion of such debt instruments' interest expense to discontinued operations; we compute this allocation based on the percentage that the related properties represent of all properties included in determining the amount of our borrowing capacity under such debt instruments.

We expense property maintenance and repair costs when incurred.

Sales of Interests in Real Estate

We recognize gains from sales of interests in real estate using the full accrual method, provided that various criteria relating to the terms of sale and any subsequent involvement by us with the real estate sold are met. We recognize gains relating to transactions that do not meet the requirements of the full accrual method of accounting when the full accrual method of accounting criteria are met.

Cash and Cash Equivalents

Cash and cash equivalents include all cash and liquid investments that mature three months or less from when they are purchased. Cash equivalents are reported at cost, which approximates fair value. We maintain our cash in bank accounts in amounts that may exceed Federally insured limits at times. We have not experienced any losses in these accounts in the past and believe that we are not exposed to significant credit risk because our accounts are deposited with major financial institutions.

Accounts Receivable

Our accounts receivable are reported net of an allowance for bad debts of $1,455 at December 31, 2008 and $448 at December 31, 2007. We use judgment in estimating the uncollectability of our accounts receivable based primarily upon the payment history and credit status of the entities associated with the individual accounts.

Revenue Recognition

We recognize minimum rental revenue on a straight-line basis over the non-cancelable term of tenant leases. The non-cancelable term of a lease includes periods when a tenant: (1) may not terminate its lease obligation early; or (2) may terminate its lease obligation early in exchange for a fee or penalty that we consider material enough such that termination would not be probable. We report the amount by which our minimum rental revenue recognized on a straight-line basis under leases exceeds the contractual rent billings associated with such leases as deferred rent receivable on our Consolidated Balance Sheets.

We recognize tenant recovery revenue in the same periods in which we incur the related expenses. Tenant recovery revenue includes payments from tenants as reimbursement for property taxes, utilities and other property operating expenses.

We recognize fees received for lease terminations as revenue and write off against such revenue any (1) deferred rents receivable and (2) deferred revenue and intangible assets that are amortizable into rental revenue associated with the leases; the resulting net amount is the net revenue from the early termination of the leases. When a tenant's lease for space in a property is terminated early but the tenant continues to lease such space under a new or modified lease in the property, the net revenue from the early termination of the lease is generally recognized evenly over the remaining life of the new or modified lease in place on that property.

We recognize fees for services provided by us once services are rendered, fees are determinable and collectability is assured. We recognize revenue under construction contracts using the percentage of completion method when the revenue and costs for such contracts can be estimated with reasonable accuracy; when these criteria do not apply to a contract, we recognize revenue on that contract using the completed contract method. Under the percentage of completion method, we recognize a percentage of the total estimated revenue on a contract based on the cost of services provided on the contract as of a point in time relative to the total estimated costs on the contract.

Intangible Assets and Deferred Revenue on Real Estate Acquisitions

We capitalize intangible assets and deferred revenue on real estate acquisitions as described in the section above entitled "Acquisitions of Real Estate." We amortize the intangible assets and deferred revenue as follows:

• Above- and below-market leases	Related lease terms
• In-place lease assets	Related lease terms
• Tenant relationship value	Estimated period of time that tenant will lease space in property
• Market concentration premium	40 years

We recognize the amortization of acquired above-market and below-market leases as adjustments to rental revenue; we refer to this amortization as amortization of deferred market rental revenue. We recognize the amortization of other intangible assets on real estate acquisitions as amortization expense.

Deferred Charges

We defer costs that we incur to obtain new tenant leases or extend existing tenant leases. We amortize these costs evenly over the lease terms. When tenant leases are terminated early, we expense any unamortized deferred leasing costs associated with those leases.

We also defer costs for long-term financing arrangements and recognize these costs as interest expense over the related loan terms on a straight-line basis, which approximates the amortization that would occur under the effective interest method of amortization. We expense any unamortized loan costs when loans are retired early.

When the costs of acquisitions exceed the fair value of tangible and identifiable intangible assets and liabilities, we record goodwill in connection with such acquisitions. We test goodwill annually for impairment and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. We recognize an impairment loss when the discounted expected future cash flows associated with the related reporting unit are less than its unamortized cost.

Derivatives

We are exposed to the effect of interest rate changes in the normal course of business. We use interest rate swap, interest rate cap and forward starting swap agreements in order to attempt to reduce the impact of such interest rate changes. Interest rate differentials that arise under interest rate swap and interest rate cap contracts are recognized in interest expense over the life of the respective contracts. Interest rate differentials that arise under forward starting swaps are recognized in interest expense over the life of the respective loans for which such swaps are obtained. We do not use such derivatives for trading or speculative purposes. We manage counter-party risk by only entering into contracts with major financial institutions based upon their credit ratings and other risk factors.

We recognize all derivatives as assets or liabilities in the balance sheet at fair value with the offset to:

- the accumulated other comprehensive loss component of shareholders' equity ("AOCL"), net of the share attributable to minority interests, for any derivatives designated as cash flow hedges to the extent such derivatives are deemed effective in hedging risks (risk in the case of our existing derivatives being defined as changes in interest rates);
- interest expense on our Statements of Operations for any derivatives designated as cash flow hedges to the extent such derivatives are deemed ineffective in hedging risks; or
- other revenue on our Statements of Operations for any derivatives designated as fair value hedges.

We use standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost and termination cost in computing the fair value of derivatives at each balance sheet date.

Minority Interests

As discussed previously, we consolidate the accounts of our Operating Partnership and its subsidiaries into our financial statements. However, we do not own 100% of the Operating Partnership. We also do not own 100% of certain consolidated real estate joint ventures. The amounts reported for minority interests on our Consolidated Balance Sheets represent the portion of these consolidated entities' equity that we do not own. The amounts reported for minority interests on our Consolidated Statements of Operations represent the portion of these consolidated entities' net income not allocated to us.

Common units of the Operating Partnership ("common units") are substantially similar economically to our common shares of beneficial interest ("common shares"). Common units not owned by us are also exchangeable into our common shares, subject to certain conditions.

The Operating Partnership has 352,000 Series I Preferred Units issued to an unrelated party that have a liquidation preference of $25.00 per unit, plus any accrued and unpaid distributions of return thereon (as described below), and may be redeemed for cash by the Operating Partnership at our option any time after September 22, 2019. The owner of these units is entitled to a priority annual cumulative return equal to 7.5% of their liquidation preference through September 22, 2019; the annual cumulative preferred return increases for each subsequent five-year period, subject to certain maximum limits. These units are convertible into common units on the basis of 0.5 common units for each Series I Preferred Unit; the resulting common units would then be exchangeable for common shares in accordance with the terms of the Operating Partnership's agreement of limited partnership.

Earnings Per Share ("EPS")

We present both basic and diluted EPS. We compute basic EPS by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year. Our computation of diluted EPS is similar except that:

- the denominator is increased to include: (1) the weighted average number of potential additional common shares that would have been outstanding if securities that are convertible into our common shares were converted; and (2) the effect of dilutive potential common shares outstanding during the period attributable to share-based compensation using the treasury stock method; and
- the numerator is adjusted to add back any convertible preferred dividends and any other changes in income or loss that would result from the assumed conversion into common shares that we added to the denominator.

Our computation of diluted EPS does not assume conversion of securities into our common shares if conversion of those securities would increase our diluted EPS in a given year. A summary of the numerator and denominator for purposes of basic and diluted EPS calculations is set forth below (in thousands, except per share data):

	For the Years Ended December 31,		
	2008	2007	2006
Numerator:			
Income from continuing operations	**$ 55,652**	$ 31,014	$ 30,075
Add: Gain on sales of real estate, net	**837**	1,560	732
Less: Preferred share dividends	**(16,102)**	(16,068)	(15,404)
Less: Issuance costs associated with redeemed preferred shares	**—**	—	(3,896)
Numerator for basic and diluted EPS from continuing operations	**40,387**	16,506	11,507
Add: Income from discontinued operations, net	**2,179**	2,210	18,420
Numerator for basic and diluted EPS on net income available to common shareholders	**$ 42,566**	$ 18,716	$ 29,927
Denominator (all weighted averages):			
Denominator for basic EPS (common shares)	**48,132**	46,527	41,463
Dilutive effect of share-based compensation awards	**733**	1,103	1,799
Denominator for diluted EPS	**48,865**	47,630	43,262
Basic EPS:			
Income from continuing operations	**$ 0.84**	$ 0.35	$ 0.28
Income from discontinued operations	**0.04**	0.05	0.44
Net income available to common shareholders	**$ 0.88**	$ 0.40	$ 0.72
Diluted EPS:			
Income from continuing operations	**$ 0.83**	$ 0.35	$ 0.27
Income from discontinued operations	**0.04**	0.04	0.42
Net income available to common shareholders	**$ 0.87**	$ 0.39	$ 0.69

Our diluted EPS computations do not include the effects of the following securities since the conversions of such securities would increase diluted EPS for the respective periods:

	Weighted Average Shares Excluded from Denominator for the Years Ended December 31,		
	2008	2007	2006
Conversion of common units	**8,107**	8,296	8,511
Conversion of convertible preferred units	**176**	176	176
Conversion of convertible preferred shares	**434**	425	N/A
Anti-dilutive share-based compensation awards	**1,142**	695	387

As discussed in Note 9, the Operating Partnership has outstanding 3.50% Exchangeable Senior Notes that are due in 2026. The notes have an exchange settlement feature that provides that the notes may, under certain circumstances, be exchangeable for cash (up to the principal amount of the notes) and, with respect to any excess exchange value, may be exchangeable into (at our option) cash, our common shares or a combination of cash and our common shares at an exchange rate of 18.6947 shares per one thousand dollar principal amount of the notes (exchange rate is as of December 31, 2008 and is equivalent to an exchange price of $53.49 per common share). The Exchangeable Senior Notes did not affect our diluted EPS reported above since the weighted average closing price of our common shares during each of the periods was less than the exchange price per common share applicable for such periods.

Share-Based Compensation

We have historically issued two forms of share-based compensation: options to purchase common shares ("options") and restricted common shares ("restricted shares"). We account for our share-based compensation in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The statement requires us to measure the cost of employee services received in exchange for an award of equity instruments based generally on the fair value of the award on the grant date; such cost is then recognized over the period during which the employee is required to provide service in exchange for the award (generally the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS 123(R) also requires that share-based compensation be computed based on awards that are ultimately expected to vest; as a result, future forfeitures of awards are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We capitalize costs associated with share-based compensation attributable to employees engaged in construction and development activities.

When we adopted SFAS 123(R), we elected to adopt the alternative transition method for calculating the tax effects of share-based compensation. The alternative transition method enabled us to use a simplified method to establishing the beginning balance of the additional paid-in capital pool related to the tax effects of employee share-based compensation, which was available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R).

We compute the fair value of share options under SFAS 123(R) using the Black-Scholes option-pricing model. Under that model, the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected option life is based on our historical experience of employee exercise behavior. Expected volatility is based on historical volatility of our common shares. Expected dividend yield is based on the average historical dividend yield on our common shares over a period of time ending on the grant date of the options.

Fair Value of Financial Instruments

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Statement does not require or permit any new fair value measurements but does apply under other accounting pronouncements that require or permit fair value measurements. The changes to current practice resulting from the Statement relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. With respect to SFAS 157, the FASB also issued FASB Staff Position SFAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP FAS 157-1") and FASB Staff Position SFAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-1 amends SFAS 157 to exclude from the scope of SFAS 157 certain leasing transactions accounted for under Statement of Financial Accounting Standards No. 13, "Accounting for Leases." FSP FAS 157-2 amends SFAS 157 to defer the effective date of SFAS 157 for all non-financial assets and non-financial liabilities except those that are recognized or disclosed at fair value in the financial statements on a recurring basis to fiscal years beginning after November 15, 2008. Effective January 1, 2008, we adopted, on a prospective basis, the portions of SFAS 157 not deferred by FSP FAS 157-2; this adoption did not have a material effect on our financial position, results of operations or cash flows. We do not expect that the adoption of SFAS 157 for our non-financial assets and non-financial liabilities on January 1, 2009 will have a material effect on our financial position, results of operations or cash flows.

We also adopted FASB Staff Position SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active" ("FSP FAS-157-3"), effective upon its issuance by the FASB on October 10, 2008. The adoption of FSP FAS-157-3 did not have a material effect on our financial position, results of operations or cash flows.

Under SFAS 157, fair value is defined as the exit price, or the amount that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. SFAS 157 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy of these inputs is broken down into three levels: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs include (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in markets that are not active and (3) inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly; and Level 3 inputs are unobservable inputs for the asset or liability. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The assets held in connection with our non-qualified elective deferred compensation plan and the corresponding liability to the participants are measured at fair value on a recurring basis on our consolidated balance sheet using quoted market prices. The assets are treated as trading securities for accounting purposes and included in restricted cash on our consolidated balance sheet. The offsetting liability is adjusted to fair value at the end of each accounting period based on the fair value of the plan assets and reported in other liabilities in our consolidated balance sheet. The assets and corresponding liability of our non-qualified elective deferred compensation plan are classified in Level 1 of the fair value hierarchy.

The valuation of our derivatives is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate market data and implied volatilities in such interest rates. While we determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy under SFAS 157, the credit valuation adjustments associated with our derivatives also utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default. However, as of December 31, 2008, we assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivatives and determined that these adjustments are not significant to the overall valuation of our derivatives. As a result, we determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The table below sets forth our financial assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2008:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Deferred compensation plan assets[1]	$4,549	$ —	$—	$4,549
Liabilities:				
Deferred compensation plan liability[2]	$4,549	$ —	$—	$4,549
Interest rate swap contracts[2]	—	5,102	—	5,102
Liabilities	$4,549	$5,102	$—	$9,651

(1) Included in the line entitled "restricted cash" on our Consolidated Balance Sheet.

(2) Included in the line entitled "other liabilities" on our Consolidated Balance Sheet.

The carrying values of cash and cash equivalents, restricted cash, accounts receivables, other assets (excluding mortgage loans receivable) and accounts payable and accrued expenses are reasonable estimates of their fair values because of the short maturities of these instruments. We estimated the fair values of our mortgage loans receivable by using discounted cash flow analyses based on an appropriate market rate for a similar type of instrument. We estimated fair values of our debt based on quoted market prices for publicly-traded debt and on the discounted estimated future cash payments to be made for other debt; the discount rates used approximate current market rates for loans, or groups of loans, with similar maturities and credit quality, and the estimated future payments include scheduled principal and interest payments. Fair value estimates are made at a specific point in time, are subjective in nature and involve uncertainties and matters of significant judgment. Settlement of such fair value amounts may not be possible and may not be a prudent management decision.

For additional fair value information, please refer to Note 8 for mortgage loans receivable, Note 9 for debt and Note 10 for derivatives.

Reclassification

We reclassified certain amounts from the prior periods to conform to the current period presentation of our Consolidated Financial Statements. These reclassifications did not affect previously reported consolidated net income or shareholders' equity.

Recent Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. We adopted SFAS 159 on a prospective basis effective January 1, 2008. Our adoption of SFAS 159 did not have a material effect on our financial position, results of operations or cash flows since we did not elect to apply the fair value option for any of our eligible financial instruments or other items on the January 1, 2008 effective date.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transactions; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for us beginning on January 1, 2009. SFAS 141(R) will require us to expense transaction costs associated with property acquisitions occurring subsequent to the pronouncement's effective date, which is a significant change since our current practice is to capitalize such costs into the cost of the acquisitions. Other than the effect this change will have in connection with future acquisitions, we do not believe that our adoption of SFAS 141(R) will have a material effect on our financial position, results of operations or cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. SFAS 160 is effective for us beginning on January 1, 2009. We believe that SFAS 160 will primarily affect how we present minority interests on our consolidated balance sheets, statements of operations and cash flows but will not otherwise have a material effect on our financial position, results of operations or cash flows.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). This new standard expands the disclosure requirements for derivative instruments and for hedging activities in order to provide users of financial statements with an enhanced understanding of: (1) how and why an entity uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" and its related interpretations; and (3) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is to be applied prospectively for the first annual reporting period beginning on or after November 15, 2008. We believe that SFAS 160 will lead to additional disclosure regarding derivatives in our notes to future financial statements but will not otherwise affect our financial position, results of operations or cash flows.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB-14-1"). FSP APB-14-1 requires that the initial proceeds from convertible debt instruments that may be settled in cash, including partial cash settlements, be allocated between a liability component and an equity component associated with the embedded conversion option. This pronouncement's objective is to require the liability and equity components of convertible debt to be separately accounted for in order to enable interest expense to be recorded at a rate that would reflect the issuer's conventional debt borrowing rate (previously, interest expense on such debt was recorded based on the contractual rate of interest under the debt). Under this pronouncement, the liability component is recorded at its fair value, as calculated based on the present value of its cash flows discounted using the issuer's conventional debt borrowing rate. The equity component is recorded based on the difference between the debt proceeds and the fair value of the liability. The difference between the liability's principal amount and fair value is reported as a debt discount and amortized as interest expense over the debt's expected life using the effective interest method. The provisions of FSP APB-14-1 will be effective beginning January 1, 2009 and are to be applied retrospectively to all periods presented. While we are in the process of evaluating FSP APB-14-1, we currently believe that this pronouncement will affect the accounting for our 3.5% Exchangeable Senior Notes primarily by: (1) resulting in our recognition of additional interest expense, net of capitalized amounts, of approximately $3,200 in 2008, $3,100 in 2007 and $1,000 in 2006; and (2) decrease the amount of gain that we recognized on our repurchase of a $37,500 aggregate principal amount of such notes in 2008 by approximately $2,300.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 requires that all unvested share-based payment awards that contain nonforfeitable rights to dividends be considered participating securities and therefore shall be included in the computation of EPS pursuant to the two-class method. The two-class method is an earnings allocation formula that determines EPS for each class of common shares and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. FSP EITF 03-6-1 is effective for us beginning January 1, 2009, and interim periods within that year, and the EPS of prior periods will be adjusted retrospectively. We believe that upon our adoption of FSP EITF 03-6-1, we will be required to include a larger number of shares in our denominator for EPS attributable to our weighted average unvested restricted shares outstanding, which will have a decreasing effect to our EPS; however, we do not believe that this decreasing effect to our EPS from the larger number of shares will be material.

3. CONCENTRATION OF RENTAL REVENUE

We derived large concentrations of our revenue from real estate operation from certain tenants during the periods set forth in our Consolidated Statements of Operations. The following table summarizes the percentage of our rental revenue (which excludes tenant recoveries and other real estate operations revenue) earned from (1) individual tenants that accounted for at least 5% of our rental revenue from continuing and discontinued operations and (2) the aggregate of the five tenants from which we recognized the most rental revenue in the respective years:

	For the Years Ended December 31,		
	2008	2007	2006
United States Government	**15%**	13%	13%
Northrop Grumman Corporation[1]	**8%**	9%	N/A
Booz Allen Hamilton, Inc.	**6%**	7%	7%
Five largest tenants	**35%**	32%	32%

(1) Includes affiliated organizations and agencies and predecessor companies.

We also derived in excess of 80% of our construction contract revenue from the United States Government in each of the years set forth on the Consolidated Statements of Operations.

In addition, we derived large concentrations of our total revenue from real estate operations (defined as the sum of rental revenue and tenant recoveries and other real estate operations revenue) from certain geographic regions. These concentrations are set forth in the segment information provided in Note 15. Several of these regions, including the Baltimore/Washington Corridor, Northern Virginia, Suburban Baltimore, Maryland ("Suburban Baltimore"), Suburban Maryland and St. Mary's & King George Counties, are within close proximity to each other, and all but two of our regions (Colorado Springs, Colorado ("Colorado Springs") and San Antonio, Texas ("San Antonio")) are located in the Mid-Atlantic region of the United States.

4. COMMERCIAL REAL ESTATE PROPERTIES

Operating properties consisted of the following:

	December 31, 2008	December 31, 2007
Land	$ 423,985	$ 413,779
Buildings and improvements	2,202,931	2,064,960
	2,626,916	2,478,739
Less: accumulated depreciation	(343,110)	(285,800)
	$2,283,806	$2,192,939

As of December 31, 2007, an office property located in Dayton, New Jersey was classified as held for sale. We completed the sale of this property on January 31, 2008.

Projects we had under construction or development consisted of the following:

	December 31, 2008	December 31, 2007
Land	$220,863	$214,696
Construction in progress	272,220	181,316
	$493,083	$396,012

2008 Acquisitions

We acquired the following office properties in 2008:

Project Name	Location	Date of Acquisition	Number of Buildings	Total Rentable Square Feet	Acquisition Cost
3535 Northrop Grumman Point	Colorado Springs, CO	6/10/2008	1	124,305	$23,240
1560 Cable Ranch Road (Buildings A and B)	San Antonio, TX	6/19/2008	2	122,975	17,317
			3	247,280	$40,557

The table below sets forth the allocation of the acquisition costs of these properties:

Land, operating properties	$ 3,396
Building and improvements	32,478
Intangible assets on real estate acquisitions	7,631
Total assets	43,505
Below-market leases	(2,948)
Total acquisition cost	$40,557

Intangible assets recorded in connection with the above acquisitions included the following:

		Weighted Average Amortization Period (in Years)
In-place lease value	$6,094	10
Tenant relationship value	1,537	12
	$7,631	11

We also completed the following acquisitions in 2008:

- a 107-acre land parcel in Frederick, Maryland that we believe can support approximately 1.0 million developable square feet for $8,703 (Frederick, Maryland is located in our Suburban Maryland region); and
- land parcels totaling 46 acres located in San Antonio that we believe can support approximately 750,000 developable square feet for $10,570.

2008 Construction and Development Activities

During 2008, we had seven newly-constructed buildings totaling 528,000 square feet (three located in Colorado Springs and two each in the Baltimore/Washington Corridor and San Antonio) become fully operational (89,000 of these square feet were placed into service in 2007) and placed into service 85,000 square feet in two partially operational properties (one each located in Suburban Maryland and Colorado Springs). We also placed into service 59,000 redeveloped square feet in a property located in Northern Virginia.

As of December 31, 2008, we had construction underway on four new buildings each in the Baltimore/Washington Corridor and Colorado Springs and two in Suburban Maryland (including the 85,000 square feet in operational properties described above). We also had development activities underway on three new buildings in the Baltimore/Washington Corridor and two each in Suburban Baltimore and San Antonio. In addition, we had redevelopment underway on one property located in the Baltimore/Washington Corridor.

2008 Dispositions

We sold the following operating properties in 2008:

Project Name	Location	Date of Sale	Number of Buildings	Total Rentable Square Feet	Sale Price	Gain on Sale
429 Ridge Road	Dayton, New Jersey	1/31/2008	1	142,385	$17,000	$1,365
7253 Ambassador Road	Woodlawn, Maryland	6/2/2008	1	38,930	5,100	1,278
47 Commerce Road	Cranbury, New Jersey	4/1/2008	1	41,398	3,150	—
			3	222,713	$25,250	$2,643

The gain from these sales is included on the line of our Consolidated Statements of Operations entitled "income from discontinued operations, net of minority interests."

During 2008, we also completed the sale of six recently constructed office condominiums located in Herndon, Virginia (located in the Northern Virginia region) for sale prices totaling $8,388 in the aggregate. We recognized an aggregate gain before minority interests and taxes of $1,368 on these sales, which is included on the line of our Consolidated Statements of Operations entitled "gain on sales of real estate, net."

2007 Acquisitions

On January 9 and 10, 2007, we completed a series of transactions that resulted in the acquisition of 56 operating properties totaling approximately 2.4 million square feet and land parcels totaling 187 acres. We refer to these transactions collectively as the Nottingham Acquisition. All of the acquired properties are located in Maryland, with 36 of the operating properties, totaling 1.6 million square feet, and land parcels totaling 175 acres, located in White Marsh, Maryland (located in the Suburban Baltimore region and the remaining properties and land parcels located in other regions in Northern Baltimore County and the Baltimore/Washington Corridor). We believe that the land parcels can support at least 2.0 million developable square feet.

We completed the Nottingham Acquisition for an aggregate cost of $366,852. The table below sets forth the allocation of the acquisition costs of the Nottingham Acquisition:

Land, operating properties	$ 70,754
Land, construction or development	37,309
Building and improvements	210,264
Intangible assets on real estate acquisitions	53,214
Total assets	371,541
Below-market leases	(4,689)
Total acquisition cost	$366,852

Intangible assets recorded in connection with the Nottingham Acquisition included the following:

		Weighted Average Amortization Period (in Years)
Tenant relationship value	$25,778	8
In-place lease value	23,631	4
Above-market leases	3,805	4
	$53,214	6

Other acquisitions completed in 2007 included the following:

- the remaining 50% undivided interest in a 132-acre parcel of land located in Colorado Springs that we believe can support approximately 1.9 million developable square feet of office space for $13,586; and
- a 56-acre parcel of land located in Aberdeen, Maryland that we believe can support up to 800,000 developable square feet for $10,455 (Aberdeen, Maryland is located in our Suburban Baltimore region). The property is located adjacent to Aberdeen Proving Ground, a United States Government installation.

In addition, we acquired a 23-acre parcel of land located in Hanover, Maryland, with a fair value upon our acquisition of $9,829 (including improvements thereon contributed by us), through Arundel Preserve #5, LLC, a consolidated joint venture in which we own a 50% interest (Hanover, Maryland is located in our Baltimore/Washington Corridor region). The joint venture is completing the construction of an office property on the land parcel totaling approximately 152,000 square feet, and we believe the land parcel can support up to 303,000 additional developable square feet. We discuss joint ventures further in Note 5.

2007 Construction and Development Activities

During 2007, we had five properties totaling 568,433 square feet (three located in the Baltimore/Washington Corridor and two in our Other region) become fully operational (68,196 of these square feet were placed into service in 2006) and placed into service 48,377 square feet in a partially operational property located in the Baltimore/Washington Corridor.

As of December 31, 2007, we had construction underway on four new buildings in the Baltimore/Washington Corridor (including the partially operational property discussed above and one property owned through Arundel Preserve #5, LLC), four in Colorado Springs and two in San Antonio. We also had development activities underway on four new buildings located in the Baltimore/Washington Corridor, two each in Colorado Springs and Suburban Baltimore and one each in Suburban Maryland and King George County, Virginia. In addition, we had redevelopment underway on one wholly owned existing building located in Colorado Springs and three properties owned by joint ventures (two are located in Northern Virginia and one in the Baltimore/Washington Corridor).

2007 Dispositions

We sold the following operating properties in 2007:

Project Name	Location	Date of Sale	Number of Buildings	Total Rentable Square Feet	Sale Price	Gain on Sale
2 and 8 Centre Drive	Monroe, New Jersey	9/7/2007	2	32,331	$ 6,000	$1,931
7321 Parkway Drive	Hanover, Maryland	9/7/2007	1	39,822	5,000	855
10552 Philadelphia Road	White Marsh, Maryland	12/27/2007	1	56,000	6,800	1,127 (1)
			4	128,153	$17,800	$3,913

(1) Excluding income tax of $44 on this gain.

We also sold three parcels of land in our Suburban Baltimore region totaling 16 acres developable into approximately 230,000 square feet for an aggregate of $8,687, resulting in a gain of $3,002 (excluding income tax of $1,069).

5. REAL ESTATE JOINT VENTURES

During the periods included herein, we had an investment in one unconsolidated real estate joint venture accounted for using the equity method of accounting. Information pertaining to this joint venture investment is set forth below:

	Investment Balance at December 31,		Date Acquired	Ownership	Nature of Activity	Total Assets at 12/31/2008	Maximum Exposure to Loss[1]
	2008	2007					
Harrisburg Corporate Gateway Partners, L.P.	**$(4,770)[2]**	$(4,246)[2]	9/29/05	20%	Operates 16 buildings[3]	$69,838	$—

(1) Derived from the sum of our investment balance and maximum additional unilateral capital contributions or loans required from us. Not reported above are additional amounts that we and our partner are required to fund when needed by this joint venture; these funding requirements are proportional to our respective ownership percentages. Also not reported above are additional unilateral contributions or loans from us, the amounts of which are uncertain, which we would be required to make if certain contingent events occur (see Note 18).

(2) The carrying amount of our investment in this joint venture was lower than our share of the equity in the joint venture by $5,196 at December 31, 2008 and 2007 due to our deferral of gain on the contribution by us of real estate into the joint venture upon its formation. A difference will continue to exist to the extent the nature of our continuing involvement in the joint venture remains the same.

(3) This joint venture's property is located in Greater Harrisburg, Pennsylvania.

A two-member management committee is responsible for making major decisions (as defined in the joint venture agreement) for Harrisburg Corporate Gateway Partners, L.P., and we control one of its management committee positions. Net cash flows of the joint venture are distributed to the partners in proportion to their respective ownership interests. We earned fees from the joint venture totaling $268 in 2008, $458 in 2007 and $619 in 2006 for property management, construction and leasing services. We believe that this entity is a VIE under FIN 46(R), but we do not believe that we are the primary beneficiary of the VIE due primarily to our partner's: (1) greater exposure to economic risks as a result of the magnitude of its investment in comparison to ours; and (2) rights to control the activities of the entity.

The following table sets forth condensed balance sheets for Harrisburg Corporate Gateway Partners, L.P.:

	December 31,	
	2008	2007
Commercial real estate property	**$62,308**	$63,773
Other assets	**7,530**	9,051
Total assets	**$69,838**	$72,824
Liabilities	**$67,725**	$67,991
Owners' equity	**2,113**	4,833
Total liabilities and owners' equity	**$69,838**	$72,824

The following table sets forth combined condensed statements of operations for the two unconsolidated real estate joint ventures we owned from January 1, 2006 through December 31, 2008, which included Harrisburg Corporate Gateway Partners, L.P. and Route 46 Partners, a joint venture that was dissolved on July 26, 2006:

	For the Years Ended December 31,		
	2008	2007	2006
Revenues	**$ 9,593**	$ 9,795	$11,521
Property operating expenses	**(3,371)**	(3,467)	(4,067)
Interest expense	**(3,943)**	(4,099)	(4,224)
Depreciation and amortization expense	**(3,291)**	(3,397)	(4,464)
Gain on sale	**—**	—	4,032
Net (loss) income	**$(1,012)**	$(1,168)	$ 2,798

We acquired the following interests in consolidated real estate joint ventures in 2007 and 2008:

- a 45% economic interest in M Square Associates, LLC ("M Square") on January 29, 2008. We acquired this interest through our 90% ownership interest in Enterprise Campus Developer, LLC ("Enterprise Campus"), which in turn owns a 50% interest in M Square. M Square was created to ground lease, develop and manage office properties, approved for up to approximately 750,000 square feet, located in M Square Research Park in College Park, Maryland (in the Suburban Maryland region). Enterprise Campus's partner in M Square received a capital credit for the value of the land that it leased to the joint venture. Enterprise Campus is responsible for funding and obtaining financing for all development and construction activities; its members expect to fund a portion of the costs through capital contributions in proportion to their respective ownership interests, and the remaining costs for which third party financing cannot be obtained will be funded through loans from us. Net cash flows of M Square will be distributed to the partners as follows: (1) member loans and accrued interest; (2) Enterprise Campus's preferred return and capital contributions used to fund infrastructure costs; (3) the partners' preferred returns and capital contributions used to fund all other costs, including the base land value credit, in proportion to the accrued returns and capital accounts; and (4) residual amounts distributed 50% to each member. Net cash flows of Enterprise Campus will then be distributed to its members as follows: (1) a $250 priority preferred return to us representing a return on a deposit we paid in lieu of a development bond on behalf of the joint venture; (2) the partners' preferred returns and capital investments in proportion to the partners' respective ownership interests; and (3) residual amounts according to a waterfall distribution schedule defined in the joint venture agreement under which our partner, who is acting as manager of day-to-day construction activities of the project, receives returns incrementally higher than its ownership percentage as net cash flows to the joint venture increase;
- a 50% interest in Arundel Preserve #5, LLC, on July 2, 2007. The joint venture owns a land parcel located in Hanover, Maryland on which it is constructing an office property totaling approximately 152,000 square feet. We believe the land parcel can support up to 303,000 additional developable square feet. Our partner received a capital credit for its contribution of the land to the joint venture, and we are responsible for funding all development and construction costs for which financing is not obtained. Net cash flows will be distributed to the partners as follows: (1) preferred returns in proportion to the partners' respective capital accounts; (2) repayment of any building operating reserves funded by us; and (3) residual cash flows in proportion to the partners' respective ownership interests; and
- a 92.5% interest in 13849 Park Center Road, LLC, a joint venture formed in 2007 to own property undergoing redevelopment that was previously owned by COPT Opportunity Invest I, LLC. This joint venture constructed office condominium units in Herndon, Virginia and, during 2008, sold six such units, as discussed in Note 4. Net cash flows of the joint venture were distributed to the partners in proportion to and to the extent of their capital accounts. On December 31, 2008, we acquired our partner's 7.5% interest in this joint venture.

The table below sets forth information pertaining to our investments in consolidated joint ventures at December 31, 2008:

	Date Acquired	Ownership % at 12/31/2008	Nature of Activity	Total Assets at 12/31/2008	Collateralized Assets at 12/31/2008
M Square Associates, LLC	6/26/2007	45.0%	Developing land parcels(1)	$31,569	$—
COPT Opportunity Invest I, LLC	12/20/2005	92.5%	Redeveloping one property(2)	27,992	—
Arundel Preserve #5, LLC	7/2/2007	50.0%	Developing land parcel(3)	27,820	—
COPT-FD Indian Head, LLC	10/23/2006	75.0%	Developing land parcel(4)	5,243	—
MOR Forbes 2 LLC	12/24/2002	50.0%	Operates one building(5)	4,530	—
				$97,154	$—

(1) This joint venture is developing land parcels located in College Park, Maryland. We own a 90% interest in Enterprise Campus Developers, LLC, which in turn owns a 50% interest in M Square.

(2) This joint venture owns a property in the Baltimore/Washington Corridor region. On December 31, 2008, we acquired our partner's interest in an affiliate of this joint venture that owns a property in the Northern Virginia region.

(3) This joint venture is developing a land parcel located in Hanover, Maryland.

(4) This joint venture's property is located in Charles County, Maryland (located in our "Other" business segment).

(5) This joint venture's property is located in Lanham, Maryland (located in the Suburban Maryland region).

For COPT Opportunity Invest I, LLC and MOR Forbes 2 LLC, net cash flows will be distributed to the partners in proportion to and to the extent of (1) their preferred returns (as defined in the joint venture agreements) and (2) their capital accounts, and any residual amounts according to a waterfall distribution schedule defined in the joint venture agreements under which our partners, who are acting as managers of day-to-day construction activities of the projects, receive returns incrementally higher than their ownership percentages as net cash flows to the joint venture increase. For COPT-FD Indian Head, LLC, net cash flows will be distributed to the partners in proportion to their respective ownership interest.

We determined that all of our consolidated joint ventures were VIEs under FIN 46(R) and that we are the primary beneficiary of each VIE because of factors relating to our exposure to the potential economic risks of the ventures due primarily to: (1) the magnitude of our investment in comparison to our partners'; and/or (2) our responsibility to obtain financing and/or fund the activities of the ventures.

Our commitments and contingencies pertaining to our real estate joint ventures are disclosed in Note 18.

6. INTANGIBLE ASSETS ON REAL ESTATE ACQUISITIONS

Intangible assets on real estate acquisitions consisted of the following:

	December 31, 2008			December 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
In-place lease value	$118,235	$53,213	$65,022	$142,471	$67,132	$ 75,339
Tenant relationship value	33,768	11,336	22,432	35,189	7,892	27,297
Above-market leases	8,817	5,542	3,275	14,428	9,555	4,873
Market concentration premium	1,333	214	1,119	1,333	181	1,152
	$162,153	$70,305	$91,848	$193,421	$84,760	$108,661

Amortization of the intangible asset categories set forth above totaled $24,030 in 2008, $32,157 in 2007 and $20,675 in 2006. The approximate weighted average amortization periods of the categories set forth above follow: in-place lease value: nine years; tenant relationship value: seven years; above-market leases: four years; and market concentration premium: 34 years. The approximate weighted average amortization period for all of the categories combined is eight years. Estimated amortization expense associated with the intangible asset categories set forth above is: $18,762 for 2009; $14,457 for 2010; $11,693 for 2011; $9,523 for 2012; and $7,068 for 2013.

7. DEFERRED CHARGES

Deferred charges consisted of the following:

	December 31, 2008	December 31, 2007
Deferred leasing costs	$ 69,529	$ 63,052
Deferred financing costs	21,805	32,617
Goodwill	1,853	1,853
Deferred other	131	155
	93,318	97,677
Accumulated amortization	(41,312)	(48,626)
Deferred charges, net	$ 52,006	$ 49,051

8. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consisted of the following:

	December 31, 2008	December 31, 2007
Mortgage loans receivable[1]	$29,380	$ 3,582
Construction contract costs incurred in excess of billings	21,934	19,425
Prepaid expenses	18,357	13,907
Furniture, fixtures and equipment	12,819	11,410
Other assets	11,299	3,657
Prepaid expenses and other assets	$93,789	$51,981

(1) On August 26, 2008, we loaned $24,813 to the owner of a 17-story Class A+ rental office property containing 471,000 square feet in Baltimore, Maryland. We have a secured interest in the ownership of the entity that owns the property and adjacent land parcels that is subordinate to that of a first mortgage on the property. The loan, which matures on August 26, 2011, carries a primary interest rate of 16.0%, although certain additional principal fundings available under the loan agreement carry an interest rate of 20.0%. While interest is payable to us under the loan on a monthly basis, to the extent that the borrower does not have sufficient net operating cash flow (as defined in the agreement) to pay all or a portion of the interest due under the loan in a given month, such unpaid portion of the interest shall be added to the loan principal amount used to compute interest in the following month. We are obligated to fund an aggregate of up to $26,550 under this loan, excluding any future compounding of unpaid interest. Our maximum exposure to loss under this loan is equal to any outstanding principal, including any unpaid compounded interest. The balance of this mortgage loan receivable was $25,797 at December 31, 2008.

The fair value of our mortgage loans receivable totaled $28,951 at December 31, 2008 and $3,582 at December 31, 2007.

9. DEBT

Our debt consisted of the following:

	Maximum Principal Amount Under Debt at December 31, 2008	Carrying Value at December 31, 2008	Carrying Value at December 31, 2007	Stated Interest Rates at December 31, 2008	Scheduled Maturity Dates at December 31, 2008
Mortgage and other loans payable:					
Revolving Credit Facility	$600,000	$ 392,500	$ 361,000	LIBOR + 0.75% to 1.25%(1)	September 30, 2011(2)
Mortgage and Other Secured Loans					
Fixed rate mortgage loans(3)	N/A	967,617	1,124,551	5.20%–8.63%(4)	2009–2034(5)
Revolving Construction Facility(6)	225,000	81,267	—	LIBOR + 1.60% to 2.00%	May 2, 2011(2)
Other variable rate secured loans	N/A	221,400	34,500	LIBOR + 2.25%(7)	August 1, 2012(2)
Other construction loan facilities	48,000	40,589	104,089	LIBOR + 1.50%(8)	2009
Total mortgage and other secured loans		1,310,873	1,263,140		
Note Payable					
Unsecured seller notes	N/A	750	1,702	5.95%	2016
Total mortgage and other loans payable		1,704,123	1,625,842		
3.5% Exchangeable Senior Notes	N/A	162,500	200,000	3.50%	September 2026(9)
Total debt		$1,866,623	$1,825,842		

(1) The weighted average interest rate on the Revolving Credit Facility was 1.49% at December 31, 2008.

(2) These loans may be extended for a one-year period at our option, subject to certain conditions.

(3) Several of the fixed rate mortgages carry interest rates that were above or below market rates upon assumption and therefore are recorded at their fair value based on applicable effective interest rates. The carrying values of these loans reflect net premiums totaling $501 at December 31, 2008 and $605 at December 31, 2007.

(4) The weighted average interest rate on these loans was 5.72% at December 31, 2008.

(5) A loan with a balance of $4,742 at December 31, 2008 that matures in 2034 may be repaid in March 2014, subject to certain conditions.

(6) This loan is described in further detail below. The weighted average interest rate on this loan was 2.25% at December 31, 2008

(7) The one loan in this category at December 31, 2008 is subject to a floor of 4.25%, which was the interest rate in effect at December 31, 2008.

(8) The weighted average interest rate on these loans was 2.86% at December 31, 2008.

(9) Refer to the paragraph below for descriptions of provisions for early redemption and repurchase of these notes.

On October 1, 2007, we amended and restated the credit agreement on our Revolving Credit Facility with a group of lenders for which KeyBanc Capital Markets and Wachovia Capital Markets, LLC acted as co-lead arrangers, KeyBank National Association acted as administrative agent and Wachovia Bank, National Association acted as syndication agent. The amended and restated credit agreement increased the amount of the lenders' aggregate commitment under the facility from $500,000 to $600,000, which includes a $50,000 letter of credit subfacility and a $50,000 swingline facility (same-day draw requests), with a right for us to further increase the lenders' aggregate commitment during the term to a maximum of $800,000, subject to certain conditions. Amounts available under the facility are computed based on 65% of our unencumbered asset value, as defined in the agreement. The facility matures on September 30, 2011, and may be extended by one year at our option, subject to certain conditions. The variable interest rate on the facility is based on one of the following, to be selected by us: (1) the LIBOR rate for the interest period designated by us (customarily the one-month rate) plus 0.75% to 1.25%, as determined by our leverage levels at different points in time; or (2) the greater of (a) the prime rate of the lender then acting as the administrative agent or (b) the Federal Funds Rate, as defined in the credit agreement, plus 0.50%. Interest is payable at the end of each interest period (as defined in the agreement), and principal outstanding under the facility is payable on the maturity date. The facility also carries a quarterly fee that is based on the unused amount of the facility multiplied by a per annum rate of 0.125% to 0.20%. As of December 31, 2008, the maximum amount of borrowing capacity under this line of credit totaled $600,000, of which $191,250 was available.

On May 2, 2008, we entered into a construction loan agreement with a group of lenders for which KeyBanc Capital Markets, Inc. acted as arranger, KeyBank National Association acted as administrative agent, Bank of America, N.A. acted as syndication agent and Manufacturers and Traders Trust Company acted as documentation agent; this loan is referred to in the table above as the "Revolving Construction Facility." The construction loan agreement provides for an aggregate commitment by the lenders of $225,000, with a right for us to further increase the lenders' aggregate commitment during the term to a maximum of $325,000, subject to certain conditions. Ownership interests in the properties for which construction costs are being financed through loans under the agreement are pledged as collateral. Borrowings are generally available for properties included in this construction loan agreement based on 85% of the total budgeted costs of construction of the applicable improvements for such properties as set forth in the properties' construction budgets, subject to certain other loan-to-value and debt coverage requirements. As loans for properties under the construction loan agreement are repaid in full and the ownership interests in such properties are no longer pledged as collateral, capacity under the construction loan agreement's aggregate commitment will be restored, giving us the ability to obtain new loans for other construction properties in which we pledge the ownership interests as collateral. The construction loan agreement matures on May 2, 2011 and may be extended by one year at our option, subject to certain conditions. The variable interest rate on each loan is based on one of the following, to be selected by us: (1) subject to certain conditions, the LIBOR rate for the interest period designated by us (customarily the one-month rate) plus 1.6% to 2.0%, as determined by our leverage levels at different points in time; or (2) the greater of (a) the prime rate of the lender then acting as agent or (b) the Federal Funds Rate, as defined in the construction loan agreement, plus 0.50%. Interest is payable at the end of each interest period (as defined in the agreement), and principal outstanding under each loan under the agreement is payable on the maturity date. The construction loan agreement also carries a quarterly fee that is based on the unused amount of the commitment multiplied by a per annum rate of 0.125% to 0.20%.

On July 18, 2008, we borrowed $221,400 under a mortgage loan requiring interest only payments for the term at a variable rate of LIBOR plus 225 basis points, subject to a floor of 4.25%. This loan facility has a four-year term with an option to extend by an additional year.

In 2006, our Operating Partnership issued a $200,000 aggregate principal amount of 3.50% Exchangeable Senior Notes due 2026. Interest on the notes is payable on March 15 and September 15 of each year. The notes have an exchange settlement feature that provides that the notes may, under certain circumstances, be exchangeable for cash (up to the principal amount of the notes) and, with respect to any excess exchange value, may be exchangeable into (at our option) cash, our common shares or a combination of cash and our common shares at an exchange rate (subject to adjustment) of 18.6947 shares per one thousand dollar principal amount of the notes (exchange rate is as of December 31, 2008 and is equivalent to an exchange price of $53.49 per common share). On or after September 20, 2011, the Operating Partnership may redeem the notes in cash in whole or in part. The holders of the notes have the right to require us to repurchase the notes in cash in whole or in part on each of September 15, 2011, September 15, 2016 and September 15, 2021, or in the event of a "fundamental change," as defined under the terms of the notes, for a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest. Prior to September 11, 2011, subject to certain exceptions, if (1) a "fundamental change" occurs as a result of certain forms of transactions or series of transactions and (2) a holder elects to exchange its notes in connection with such "fundamental change," we will increase the applicable exchange rate for the notes surrendered for exchange by a number of additional shares of our common shares as a "make whole premium." The notes are general unsecured senior obligations of the Operating Partnership and rank equally in right of payment with all other senior unsecured indebtedness of the Operating Partnership. The Operating Partnership's obligations under the notes are fully and unconditionally guaranteed by us. In November 2008, we repurchased a $37,500 aggregate principal amount of our 3.5% Exchangeable Senior Notes for $26,654 from which we recognized a gain of $10,376, net of unamortized loan issuance costs.

In the case of each of our mortgage loans, we have pledged certain of our real estate assets as collateral. Many of our real estate properties were pledged on loan obligations as of December 31, 2008. Certain of our debt instruments require that we comply with a number of restrictive financial covenants, including adjusted consolidated net worth, minimum property interest coverage, minimum property hedged interest coverage, minimum consolidated interest coverage, maximum consolidated unhedged floating rate debt and maximum consolidated total indebtedness. As of December 31, 2008, we were in compliance with these financial covenants.

Our debt matures on the following schedule:

2009	$103,982
2010	74,033
2011	746,081
2012	263,600
2013	137,718
Thereafter	540,708
Total	$1,866,122[1]

(1) Represents scheduled principal amortization and maturities only and therefore excludes net premiums of $501.

Weighted average borrowings under our Revolving Credit Facility totaled $412,718 in 2008 and $298,901 in 2007. The weighted average interest rate on this credit facility was 4.33% in 2008 and 6.45% in 2007.

We capitalized interest costs of $17,632 in 2008, $19,274 in 2007 and $14,559 in 2006.

The following table sets forth information pertaining to the fair value of our debt:

	December 31, 2008		December 31, 2007	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Fixed-rate debt	$1,130,867	$1,010,127	$1,326,253	$1,326,884
Variable-rate debt	735,756	702,092	499,589	499,589
	$1,866,623	$1,712,219	$1,825,842	$1,826,473

10. DERIVATIVES

The following table sets forth the key terms and fair values of our interest rate swap contracts:

Notional Amount	One-Month LIBOR base	Effective Date	Expiration Date	Fair Value at December 31, 2008	Fair Value at December 31, 2007
$ 50,000	5.0360%	3/28/2006	3/30/2009	$ (540)	$ (765)
25,000	5.2320%	5/1/2006	5/1/2009	(385)	(486)
25,000	5.2320%	5/1/2006	5/1/2009	(385)	(486)
50,000	4.3300%	10/23/2007	10/23/2009	(1,449)	(596)
100,000	2.5100%	11/3/2008	12/31/2009	(1,656)	N/A
120,000	1.7600%	1/2/2009	5/1/2012	(478)	N/A
100,000	1.9750%	1/1/2010	5/1/2012	(209)	N/A
				$(5,102)	$(2,333)

These amounts are included on our Consolidated Balance Sheets as other liabilities.

We designated these derivatives as cash flow hedges. These contracts hedge the risk of changes in interest rates on certain of our one-month LIBOR-based variable rate borrowings.

The table below sets forth our accounting application of changes in derivative fair values:

	For the Years Ended December 31,		
	2008	2007	2006
Decrease in fair value applied to AOCL[1] and minority interests	**$(2,769)**	$(2,025)	$(308)

(1) AOCL is defined in Note 2.

11. SHAREHOLDERS' EQUITY

Preferred Shares

At December 31, 2008, we had 15.0 million preferred shares of beneficial interest ("preferred shares") authorized at $0.01 par value. The table below sets forth additional information pertaining to our preferred shares of beneficial interest:

Series	# of Shares Issued	Aggregate Liquidation Preference	Month of Issuance	Annual Dividend Yield	Annual Dividend Per Share	Earliest Redemption Date
Series G	2,200,000	$ 55,000	August 2003	8.000%	$ 2.00000	8/11/2008
Series H	2,000,000	50,000	December 2003	7.500%	$ 1.87500	12/18/2008
Series J	3,390,000	84,750	July 2006	7.625%	$ 1.90625	7/20/2011
Series K	531,667	26,583	January 2007	5.600%	$ 2.80000	1/9/2017
	8,121,667	$216,333				

Each series of preferred shares is nonvoting and redeemable for cash in the amount of its liquidation preference at our option on or after the earliest redemption date. Holders of all preferred shares are entitled to cumulative dividends, payable quarterly (as and if declared by the Board of Trustees). In the case of each series of preferred shares, there is a series of preferred units in the Operating Partnership owned by us that carries substantially the same terms.

On January 9, 2007, we issued the Series K Cumulative Redeemable Preferred Shares ("Series K Preferred Shares") in the Nottingham Acquisition at a value of, and liquidation preference equal to, $50 per share. Series K Preferred Shares are nonvoting and are convertible, subject to certain conditions, into common shares on the basis of 0.8163 common shares for each preferred share, in accordance with the terms of the Articles Supplementary describing the Series K Preferred Shares.

Common Shares

In connection with the Nottingham Acquisition in January 2007, we issued 3.2 million common shares at a value of $49.57 per share.

In September 2008, we issued 3.7 million common shares at a public offering price of $39 per share. We contributed the net proceeds after underwriting discount but before offering costs totaling $139,203 to our Operating Partnership in exchange for 3.7 million common units.

Common units in our Operating Partnership were converted into common shares on the basis of one common share for each common unit in the amount of 258,917 in 2008, 554,221 in 2007 and 245,793 in 2006.

Accumulated Other Comprehensive Loss

The table below sets forth activity in the accumulated other comprehensive loss component of shareholders' equity:

	For the Years Ended December 31,		
	2008	2007	2006
Beginning balance	**$ (2,372)**	$ (693)	$ (482)
Unrealized loss on derivatives, net of minority interests	**(2,430)**	(1,731)	(262)
Realized loss on derivatives, net of minority interests	**53**	52	51
Ending balance	**$ (4,749)**	$ (2,372)	$ (693)

The table below sets forth our comprehensive income:

	For the Years Ended December 31,		
	2008	2007	2006
Net income	**$58,668**	$34,784	$49,227
Unrealized loss on derivatives, net of minority interests	**(2,430)**	(1,731)	(262)
Realized loss on derivatives, net of minority interests	**53**	52	51
Total comprehensive income	**$56,291**	$33,105	$49,016

12. SHARE-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS

Share-Based Compensation Plans

In 1993, we adopted a plan for our Trustees under which we have 75,000 options reserved for issuance. As of December 31, 2007, there were no remaining awards available for future grant under this plan.

In March 1998, we adopted a long-term incentive plan for our Trustees and employees. This plan, which expired in March 2008, provided for the award of options, restricted shares and dividend equivalents. We were authorized to issue awards under the plan amounting to no more than 13% of the total of (1) our common shares outstanding plus (2) the number of shares that would be outstanding upon redemption of all units of the Operating Partnership or other securities that are convertible into our common shares.

At our 2008 Annual Meeting of Shareholders held on May 22, 2008, our shareholders approved the 2008 Omnibus Equity and Incentive Plan, under which we may issue equity-based awards to officers, employees, non-employee trustees and any other key persons of us and our subsidiaries, as defined in the plan. The plan provides for a maximum of 2,900,000 common shares of beneficial interest to be issued in the form of share options, share appreciation rights, deferred share awards, restricted share awards, unrestricted share awards, performance shares, dividend equivalent rights and other equity-based awards and for the granting of cash-based awards. This plan expires on May 22, 2018.

Trustee options under these plans become exercisable beginning on the first anniversary of their grant. The vesting periods for employees' options under this plan vary from award to award. Options expire ten years after the date of grant. Restricted shares vest based on increments and over periods of time set forth under the terms of the respective awards. Shares for each of our share-based compensation plans are issued under registration statements on Form S-8 that became effective upon filing with the Securities and Exchange Commission.

The following table summarizes option transactions under the plans described above:

	Shares	Range of Exercise Price per Share	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	2,709,927	$5.63–$36.08	$ 14.41		
Granted—2006	503,800	$36.24–$50.59	$ 42.84		
Forfeited/Expired—2006	(68,107)	$13.60–$47.79	$ 33.43		
Exercised—2006	(589,101)	$5.63–$34.76	$ 11.49		
Outstanding at December 31, 2006	2,556,519	$7.38–$50.59	$ 20.18		
Granted—2007	297,691	$42.40–$57.00	$ 47.87		
Forfeited/Expired—2007	(99,177)	$20.34–$53.16	$ 42.31		
Exercised—2007	(613,689)	$5.25–$44.73	$ 12.18		
Outstanding at December 31, 2007	2,141,344	$7.38–$57.00	$ 25.29	6	$ 22,639
Granted—2008	**40,000**	**$37.81**	**$37.81**		
Forfeited/Expired—2008	**(51,786)**	**$8.00–$53.16**	**$43.07**		
Exercised—2008	**(180,239)**	**$7.63–$34.76**	**$15.72**		
Outstanding at December 31, 2008	**1,949,319**	**$7.38–$57.00**	**$25.96**	**5**	**$18,744**
Exercisable at December 31, 2006	1,753,428	(1)	$ 12.65		
Exercisable at December 31, 2007	1,507,876	(2)	$ 18.05		
Exercisable at December 31, 2008	**1,657,956**	**(3)**	**$22.60**	**5**	**$18,744**
Options expected to vest	272,240	$36.24–$57.00	$ 45.00	8	$ —

(1) 234,082 of these options had an exercise price ranging from $7.38 to $7.99; 754,068 had an exercise price ranging from $8.00 to $10.99; 456,732 had an exercise price ranging from $11.00 to $16.99; 198,241 had an exercise price ranging from $17.00 to $25.99; and 110,305 had an exercise price range of $26.00 to $36.08.

(2) 232,982 of these options had an exercise price ranging from $7.38 to $7.99; 291,762 had an exercise price ranging from $8.00 to $10.99; 406,211 had an exercise price ranging from $11.00 to $16.99; 237,382 had an exercise price ranging from $17.00 to $25.99; 163,648 had an exercise price ranging from $26.00 to $34.99; 130,265 had an exercise price ranging from $35.00 to $43.99; and 45,626 had an exercise price ranging from $44.00 to $52.99.

(3) 228,732 of these options had an exercise price ranging from $7.38 to $7.99; 195,950 had an exercise price ranging from $8.00 to $10.99; 395,217 had an exercise price ranging from $11.00 to $16.99; 226,805 had an exercise price ranging from $17.00 to $25.99; 210,373 had an exercise price ranging from $26.00 to $34.99; 242,082 had an exercise price ranging from $35.00 to $43.99; and 158,797 had an exercise price ranging from $44.00 to $57.00.

The aggregate intrinsic value of options exercised was $3,682 in 2008, $23,627 in 2007 and $19,748 in 2006.

We computed share-based compensation expense under the fair value method using the Black-Scholes option-pricing model; the weight average assumptions we used in that model are set forth below:

	For the Years Ended December 31,		
	2008[4]	2007	2006
Weighted average fair value of grants on grant date	**$8.00**	$9.58	$8.99
Risk-free interest rate[1]	**3.62%**	4.64%	4.91%
Expected life-years	**6.52**	6.15	6.82
Expected volatility[2]	**24.22%**	21.46%	23.69%
Expected dividend yield[3]	**3.07%**	3.24%	3.82%

(1) Ranged from 4.53% to 4.91% in 2007 and from 4.38% to 5.30% in 2006.

(2) Ranged from 21.28% to 21.75% in 2007 and from 22.37% to 25.11% in 2006.

(3) Ranged from 3.12% to 3.35% in 2007 and from 3.36% to 4.25% in 2006.

(4) Since one group of grants sharing the same terms took place in 2008, the assumptions used for such grants were uniform.

The following table summarizes restricted share transactions under the plans described above:

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2005	395,609	$ 19.88
Granted	163,420	$ 42.65
Forfeited	(20,822)	$ 23.67
Vested	(124,517)	$ 17.16
Unvested at December 31, 2006	413,690	$ 29.51
Granted	141,359	$ 49.50
Forfeited	(1,917)	$ 50.57
Vested	(137,227)	$ 22.54
Unvested at December 31, 2007	415,905	$ 38.50
Granted	308,569	$ 31.76
Forfeited	(19,851)	$ 36.07
Vested	(142,195)	$ 35.32
Unvested at December 31, 2008	**562,428**	**$35.69**
Restricted shares expected to vest	535,721	

The fair value of restricted shares that vested was $5,023 in 2008, $6,938 in 2007 and $5,319 in 2006.

We realized windfall tax benefits of $1,053 in 2008 and $562 in 2006 on options exercised and vesting restricted shares in connection with employees of our subsidiaries that are subject to income tax. We did not realize a windfall tax benefit in 2007 because COMI had a net operating loss carryforward for tax purposes; had COMI not had a net operating loss carryforward in 2007, we would have recognized a windfall tax benefit of $1,691 in 2007.

The table below sets forth information relating to expenses from share-based compensation included in our Consolidated Statements of Operations:

	For the Years Ended December 31,		
	2008	2007	2006
Increase in general and administrative expenses	**$ 6,324**	$4,461	$2,659
Increase in construction contract and other service operations expenses	**1,943**	1,749	964
Share-based compensation expense	**8,267**	6,210	3,623
Income taxes	**(45)**	(150)	(107)
Minority interests	**(1,224)**	(946)	(617)
Net share-based compensation expense	**$ 6,998**	$5,114	$2,899

We also capitalized share-based compensation costs of approximately $769 in 2008, $433 in 2007 and $212 in 2006.

The amounts included in our Consolidated Statements of Operations for share-based compensation reflected an estimate of pre-vesting forfeitures of 7% for options and a range of 2% to 5% for restricted shares for 2008 and 2007 and 5% for all share-based awards in 2006.

As of December 31, 2008, there was $1,300 of unrecognized compensation cost related to unvested options that is expected to be recognized over a weighted average period of approximately one year. As of December 31, 2008, there was $12,929 of unrecognized compensation cost related to unvested restricted shares that is expected to be recognized over a weighted average period of approximately two years.

401(k) Plan

We have a 401(k) defined contribution plan covering substantially all of our employees that permits participants to defer up to a maximum of 15% of their compensation. We match a participant's contribution in an amount equal to 50% of the participant's elective deferral for the plan year up to a maximum of 6% of a participant's annual compensation. Employees' contributions are fully vested and our matching contributions vest in annual one-third increments. Once an employee has been with us for three years, all matching contributions are fully vested. We fund all contributions with cash. Our matching contributions under the plan totaled approximately $641 in 2008, $442 in 2007 and $538 in 2006. The 401(k) plan is fully funded at December 31, 2008.

Deferred Compensation Plan

We have a non-qualified elective deferred compensation plan for certain members of our management team that permits participants to defer up to 100% of their compensation on a pre-tax basis and receive a tax-deferred return on such deferrals. We match the participant's contribution in an amount equal to 50% of the participant's elective deferral for the plan year up to a maximum of 6% of a participant's annual compensation after deducting contributions, if any, made under our 401(k) plan. Deferred compensation related to an employee contribution is charged to expense and is fully vested. Deferred compensation related to the Company's matching contribution is charged to expense and vests in annual one-third increments. Once an employee has been with us for three years, all matching contributions are fully vested. The balance of the plan, which was fully funded, totaled $4,549 at December 31, 2008 and $6,014 at December 31, 2007, and is included in the accompanying Consolidated Balance Sheets.

13. OPERATING LEASES

We lease our properties to tenants under operating leases with various expiration dates extending to the year 2025. Gross minimum future rentals on noncancelable leases in our consolidated properties at December 31, 2008 were as follows:

For the Years Ended December 31,	
2009	$ 321,815
2010	270,435
2011	228,894
2012	192,495
2013	146,578
Thereafter	506,733
Total	$1,666,950

We consider a lease to be noncancelable when a tenant (1) may not terminate its lease obligation early or (2) may terminate its lease obligation early in exchange for a fee or penalty that we consider material enough such that termination would be highly unlikely.

14. SUPPLEMENTAL INFORMATION TO STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2008	2007	2006
Interest paid, net of capitalized interest	**$ 82,015**	$ 84,278	$68,617
Income taxes paid	**$ 1,115**	$ 123	$ 54
Supplemental schedule of non-cash investing and financing activities:			
Debt assumed in connection with acquisitions	**$ —**	$ 38,996	$39,011
Issuance of common shares in connection with acquisition of properties (before transaction costs)	**$ —**	$156,691	$ —
Issuance of preferred shares in connection with acquisition of properties (before transaction costs)	**$ —**	$ 26,583	$ —
Proceeds from sales of properties invested in restricted cash account	**$ —**	$ 701	$33,730
Restricted cash used in connection with acquisitions of properties	**$ —**	$ 20,827	$ —
Issuance of common units in the Operating Partnership in connection with acquisition of properties (before transaction costs)	**$ —**	$ 12,125	$ 7,497
Note receivable assumed upon sale of real estate property	**$ —**	$ 3,582	$ —
(Decrease) increase in accrued capital improvements and leasing costs	**$(14,799)**	$ 8,638	$18,181
Consolidation of real estate joint venture:			
Real estate assets	**$ 14,208**	$ 3,864	$ —
Prepaid and other assets	**(10,859)**	1,021	—
Minority interest	**(3,349)**	(4,885)	—
Net adjustment	**$ —**	$ —	$ —
Reclassification of operating assets to investment assets in connection with consolidation of real estate joint ventures	**$ —**	$ 16,725	$ —
Property acquired through lease arrangement included in rents received in advance and security deposits	**$ —**	$ 711	$ 1,282
Decrease in fair value of derivatives applied to AOCL and minority interests	**$ (2,769)**	$ (2,025)	$ (308)
Adjustments to minority interests resulting from changes in ownership of Operating Partnership by COPT	**$ 16,716**	$ 29,761	$16,255
Dividends/distribution payable	**$ 25,794**	$ 22,441	$19,164
Decrease in minority interests and increase in shareholders' equity in connection with the conversion of common units into common shares	**$ 7,508**	$ 25,408	$11,078

15. INFORMATION BY BUSINESS SEGMENT

As of December 31, 2008, we had nine primary office property segments: Baltimore/Washington Corridor; Northern Virginia; Suburban Baltimore; Colorado Springs; Suburban Maryland; Greater Philadelphia; St. Mary's & King George Counties; San Antonio; and Northern/Central New Jersey.

The table below reports segment financial information. Our segment entitled "Other" includes assets and operations not specifically associated with the other defined segments, including corporate assets and investments in unconsolidated entities. We measure the performance of our segments based on total revenues less property operating expenses, a measure we define as net operating income ("NOI"). We believe that NOI is an important supplemental measure of operating performance for a REIT's operating real estate because it provides a measure of the core operations that is unaffected by depreciation, amortization, financing and general and administrative expenses; this measure is particularly useful in our opinion in evaluating the performance of geographic segments, same-office property groupings and individual properties.

	Baltimore/ Washington Corridor	Northern Virginia	Suburban Baltimore	Colorado Springs	Suburban Maryland	Greater Philadelphia	St. Mary's & King George Counties	San Antonio	Northern/ Central New Jersey	Other	Intersegment Eliminations	Total
Year Ended December 31, 2008												
Revenues	$ 186,459	$ 77,017	$ 54,799	$ 20,372	$ 19,346	$10,025	$12,939	$ 9,311	$ 2,567	$ 10,708	$(3,552)	$ 399,991
Property operating expenses	65,474	29,520	23,978	7,284	7,102	202	3,245	2,425	344	3,192	(1,417)	141,349
NOI	$ 120,985	$ 47,497	$ 30,821	$ 13,088	$ 12,244	$ 9,823	$ 9,694	$ 6,886	$ 2,223	$ 7,516	$(2,135)	$ 258,642
Additions to commercial real estate properties	$ 87,246	$ 5,449	$ 17,132	$ 73,526	$ 39,468	$ 1,575	$ 2,801	$34,973	$ 43	$ 13,146	$ (72)	$ 275,287
Segment assets at December 31, 2008	$1,264,170	$464,202	$438,818	$252,129	$154,983	$95,783	$95,244	$96,643	$21,179	$230,711	$ (995)	$3,112,867
Year Ended December 31, 2007												
Revenues	$ 173,509	$ 72,402	$ 54,570	$ 15,304	$ 16,675	$ 10,025	$ 12,665	$ 7,370	$ 4,846	$ 5,586	$ (3,430)	$ 369,522
Property operating expenses	56,871	25,893	22,034	5,912	6,681	131	3,064	1,578	2,053	4,774	(3,862)	125,129
NOI	$ 116,638	$ 46,509	$ 32,536	$ 9,392	$ 9,994	$ 9,894	$ 9,601	$ 5,792	$ 2,793	$ 812	$ 432	$ 244,393
Additions to commercial real estate properties	$ 159,759	$ 23,645	$ 280,234	$ 49,924	$ 2,927	$ 1,236	$ 1,040	$ 3,204	$ 647	$ 61,046	$ (1,955)	$ 581,707
Segment assets at December 31, 2007	$ 1,215,497	$ 482,570	$ 448,093	$ 181,641	$ 116,812	$ 96,051	$ 95,208	$ 59,295	$ 40,672	$ 197,002	$ (988)	$ 2,931,853
Year Ended December 31, 2006												
Revenues	$ 147,630	$ 63,516	$ 28,571	$ 9,774	$ 15,316	$ 10,025	$ 12,087	$ 7,441	$ 12,296	$ 581	$ (2,522)	$ 304,715
Property operating expenses	45,708	22,729	11,896	3,663	5,720	174	3,125	1,535	3,313	2,243	(3,741)	96,365
NOI	$ 101,922	$ 40,787	$ 16,675	$ 6,111	$ 9,596	$ 9,851	$ 8,962	$ 5,906	$ 8,983	$ (1,662)	$ 1,219	$ 208,350
Additions to commercial real estate properties	$ 191,999	$ 21,640	$ 4,250	$ 66,628	$ 4,664	$ 1,202	$ 1,823	$ 8,814	$ 1,398	$ 39,464	$ (1,720)	$ 340,162
Segment assets at December 31, 2006	$ 1,084,348	$ 473,539	$ 159,771	$ 135,115	$ 117,573	$ 97,792	$ 97,661	$ 52,661	$ 48,499	$ 155,083	$ (2,441)	$ 2,419,601

The following table reconciles our segment revenues to total revenues as reported on our Consolidated Statements of Operations:

	For the Years Ended December 31,		
	2008	2007	2006
Segment revenues	**$399,991**	$369,522	$304,715
Construction contract revenues	**186,608**	37,074	52,182
Other service operations revenues	**1,777**	4,151	7,902
Less: Revenues from discontinued operations (Note 17)	**(358)**	(3,608)	(13,271)
Total revenues	**$588,018**	$407,139	$351,528

The following table reconciles our segment property operating expenses to property operating expenses as reported on our Consolidated Statements of Operations:

	For the Years Ended December 31,		
	2008	2007	2006
Segment property operating expenses	**$141,349**	$125,129	$ 96,365
Less: Property expenses from discontinued operations (Note 17)	**(210)**	(1,871)	(3,277)
Total property operating expenses	**$141,139**	$123,258	$ 93,088

As previously discussed, we own 100% of a number of entities that provide real estate services such as property management, construction and development and heating and air conditioning services primarily for our properties but also for third parties. The revenues and costs associated with these services include subcontracted costs that are reimbursed to us by the customer at no mark up. As a result, the operating margins from these operations are small relative to the revenue. We use the net of such revenues and expenses to evaluate the performance of our service operations since we view such service operations to be an ancillary component of our overall operations that we expect to continue to be a small contributor to our operating income relative to our real estate operations. The table below sets forth the computation of our income from service operations:

	For the Years Ended December 31,		
	2008	2007	2006
Construction contract revenues	**$186,608**	$ 37,074	$ 52,182
Other service operations revenues	**1,777**	4,151	7,902
Construction contract expenses	**(182,111)**	(35,723)	(49,961)
Other service operations expenses	**(2,031)**	(4,070)	(7,384)
Income from service operations	**$ 4,243**	$ 1,432	$ 2,739

The following table reconciles our NOI for reportable segments and income from service operations to income from continuing operations as reported on our Consolidated Statements of Operations:

	For the Years Ended December 31,		
	2008	2007	2006
NOI for reportable segments	$ 258,642	$ 244,393	$208,350
Income from service operations	4,243	1,432	2,739
Interest and other income	2,070	3,030	1,077
Gain on early extinguishment of debt	10,376	—	—
Equity in loss of unconsolidated entities	(147)	(224)	(92)
Income tax expense	(201)	(569)	(887)
Other adjustments:			
Depreciation and other amortization associated with real estate operations	(102,720)	(104,700)	(76,344)
General and administrative expenses	(25,329)	(21,704)	(18,048)
Interest expense on continuing operations	(83,646)	(85,576)	(72,984)
Minority interests in continuing operations	(7,488)	(3,331)	(3,742)
NOI from discontinued operations	(148)	(1,737)	(9,994)
Income from continuing operations	$ 55,652	$ 31,014	$ 30,075

The accounting policies of the segments are the same as those previously disclosed for Corporate Office Properties Trust and subsidiaries, where applicable. We did not allocate interest expense, amortization of deferred financing costs and depreciation and other amortization to segments since they are not included in the measure of segment profit reviewed by management. We also did not allocate construction contract revenues, other service operations revenues, construction contract expenses, other service operations expenses, equity in loss of unconsolidated entities, general and administrative expense, income taxes and minority interests because these items represent general corporate items not attributable to segments.

16. INCOME TAXES

Corporate Office Properties Trust elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our adjusted taxable income to our shareholders. As a REIT, we generally will not be subject to Federal income tax on taxable income that we distribute to our shareholders. If we fail to qualify as a REIT in any tax year, we will be subject to Federal income tax on our taxable income at regular corporate rates and may not be able to qualify as a REIT for four subsequent tax years.

The differences between taxable income reported on our income tax return (estimated 2008 and actual 2007 and 2006) and net income as reported on our Consolidated Statements of Operations are set forth below:

	For the Years Ended December 31,		
	2008	2007	2006
	(Estimated)		
Net income	$ 58,668	$ 34,784	$ 49,227
Adjustments:			
Rental revenue recognition	(13,458)	(6,128)	(8,186)
Compensation expense recognition	2,053	(18,685)	(17,079)
Operating expense recognition	1,007	194	(118)
Gain on sales of properties	(831)	6,451	(10,690)
Losses from service operations	(2,398)	(1,476)	(2,288)
Income tax expense	779	572	887
Depreciation and amortization	36,717	44,215	26,554
Income from unconsolidated entities	277	342	709
Minority interests, gross	(973)	(1,119)	1,862
Other	(2,674)	(1,233)	696
Taxable income	$ 79,167	$ 57,917	$ 41,574

For Federal income tax purposes, dividends to shareholders may be characterized as ordinary income, capital gains or return of capital. The characterization of dividends declared on our common and preferred shares during each of the last three years was as follows:

	Common Shares			Preferred Shares		
	For the Years Ended December 31,			For the Years Ended December 31,		
	2008	2007	2006	**2008**	2007	2006
Ordinary income	**94.0%**	59.5%	50.3%	**98.4%**	78.4%	87.4%
Long term capital gain	**1.5%**	16.4%	7.2%	**1.6%**	21.6%	12.6%
Return of capital	**4.5%**	24.1%	42.5%	**0.0%**	0.0%	0.0%

We distributed all of our REIT taxable income in 2008, 2007 and 2006 and, as a result, did not incur Federal income tax in those years on such income. However, we did incur income tax totaling $1,112 in 2007 on built-in gain on properties, which is included in the Consolidated Statements of Operations as follows: $1,068 in gain in sales of real estate, net of minority interests and income taxes; and $44 in discontinued operations net of minority interests and income taxes.

We own a taxable REIT subsidiary ("TRS") that is subject to Federal and state income taxes. Our TRS had income before income taxes under GAAP of $2,015 in 2008, $1,476 in 2007 and $2,288 in 2006. Our TRS' provision for income tax consisted of the following:

	For the Years Ended December 31,		
	2008	2007	2006
Deferred			
Federal	**$352**	$468	$641
State	**26**	104	141
	378	572	782
Current			
Federal	**328**	—	86
State	**73**	—	19
	401	—	105
Total income tax expense	**$779**	$572	$887
Reported on line entitled income taxes	**$201**	$569	$887
Reported on line entitled gain on sales of real estate, net	**578**	3	—
Total income tax expense	**$779**	$572	$887

A reconciliation of our TRS' Federal statutory rate to the effective tax rate for income tax reported on our Statements of Operations is set forth below:

	For the Years Ended December 31,		
	2008	2007	2006
Income taxes at U.S. statutory rate	**34.0%**	34.0%	34.0%
State and local, net of U.S. Federal tax benefit	**4.6%**	4.6%	4.6%
Other	**0.6%**	0.1%	0.2%
Effective tax rate	**39.2%**	38.7%	38.8%

Items in our TRS contributing to temporary differences that lead to deferred taxes include net operating losses that are not deductible until future periods, depreciation and amortization, share-based compensation, certain accrued compensation and compensation paid in the form of contributions to a deferred nonqualified compensation plan.

We are subject to certain state and local income and franchise taxes. The expense associated with these state and local taxes is included in general and administrative expense on our Consolidated Statements of Operations. We did not separately state these amounts on our Consolidated Statements of Operations because they are insignificant.

17. DISCONTINUED OPERATIONS

Income from discontinued operations includes revenues and expenses associated with the following:

- two Lakeview at the Greens properties that were sold on February 6, 2006;
- 68 Culver Road property that was sold on March 8, 2006;
- 710 Route 46 property that was sold on July 26, 2006;
- 230 Schilling Circle property that was sold on August 9, 2006;
- 7 Centre Drive property that was sold on August 30, 2006;
- Brown's Wharf property that was sold on September 28, 2006;
- 2 and 8 Centre Drive properties that were sold on September 7, 2007;
- 7321 Parkway property that was sold on September 7, 2007;
- 10552 Philadelphia Road property that was sold on December 27, 2007;
- 429 Ridge Road property that was sold on January 31, 2008 (this property was classified as held for sale as of December 31, 2007);
- 47 Commerce Drive property that was sold on April 1, 2008; and
- 7253 Ambassador Road property that was sold on June 2, 2008.

Certain reclassifications have been made in prior periods to reflect discontinued operations consistent with the current period presentation. The table below sets forth the components of income from discontinued operations:

	For the Years Ended December 31,		
	2008	2007	2006
Revenue from real estate operations	**$ 358**	$ 3,608	$13,271
Expenses from real estate operations:			
Property operating expenses	**210**	1,871	3,277
Depreciation and amortization	**52**	1,560	2,287
Interest expense	**51**	1,382	2,417
Other	**—**	—	—
Expenses from real estate operations	**313**	4,813	7,981
Income from discontinued operations before gain on sales of real estate and minority interests	**45**	(1,205)	5,290
Gain on sales of real estate	**2,526**	3,871	17,031
Income taxes	**—**	(44)	—
Minority interests in discontinued operations	**(392)**	(412)	(3,901)
Income from discontinued operations, net of minority interests	**$2,179**	$ 2,210	$18,420

18. COMMITMENTS AND CONTINGENCIES

In the normal course of business, we are involved in legal actions arising from our ownership and administration of properties. Management does not anticipate that any liabilities that may result will have a materially adverse effect on our financial position, operations or liquidity. We are subject to various Federal, state and local environmental regulations related to our property ownership and operation. We have performed environmental assessments of our properties, the results of which have not revealed any environmental liability that we believe would have a materially adverse effect on our financial position, operations or liquidity.

Acquisitions

At December 31, 2008, we were obligated to make an additional cash payment of up to $4,000 in a future year in connection with our acquisition of the land at the former Fort Ritchie United States Army base in Cascade, Washington County, Maryland. This payment could be reduced by a range of $750 to the full $4,000 depending on (1) defined levels of job creation resulting from the future development of the property taking place and (2) future real estate taxes generated by the property.

Joint Ventures

As part of our obligations under the partnership agreement of Harrisburg Corporate Gateway Partners, LP, we agreed to indemnify the partnership's lender for 80% of losses under standard nonrecourse loan guarantees (environmental indemnifications and guarantees against fraud and misrepresentation) during the period of time in which we manage the partnership's properties; we do not expect to incur any losses under these loan guarantees.

We are party to a contribution agreement that formed a joint venture relationship with a limited partnership to develop up to 1.8 million square feet of office space on 63 acres of land located in Hanover, Maryland. Under the contribution agreement, we agreed to fund up to $2,200 in pre-construction costs associated with the property. As we and the joint venture partner agree to proceed with the construction of buildings in the future, our joint venture partner would contribute land into newly-formed entities and we would make additional cash capital contributions into such entities to fund development and construction activities for which financing is not obtained. We owned a 50% interest in one such joint venture as of December 31, 2008.

We may be required to make our pro rata share of additional investments in our real estate joint ventures (generally based on our percentage ownership) in the event that additional funds are needed. In the event that the other members of these joint ventures do not pay their share of investments when additional funds are needed, we may then deem it appropriate to make even larger investments in these joint ventures.

Office Space Operating Leases

We are obligated as lessee under three operating leases for office space. Future minimum rental payments due under the terms of these leases as of December 31, 2008 follow:

2009	$178
2010	135
2011	57
	$370

Other Operating Leases

We are obligated under various leases for vehicles and office equipment. Future minimum rental payments due under the terms of these leases as of December 31, 2008 follow:

2009	$426
2010	204
2011	69
2012	15
	$714

Environmental Indemnity Agreement

We agreed to provide certain environmental indemnifications in connection with a lease of three properties in our New Jersey region. The prior owner of the properties, a Fortune 100 company which is responsible for groundwater contamination at such properties, previously agreed to indemnify us for (1) direct losses incurred in connection with the contamination and (2) its failure to perform remediation activities required by the State of New Jersey, up to the point that the state declares the remediation to be complete. Under the lease agreement, we agreed to the following:

- to indemnify the tenant against losses covered under the prior owner's indemnity agreement if the prior owner fails to indemnify the tenant for such losses. This indemnification is capped at $5,000 in perpetuity after the State of New Jersey declares the remediation to be complete;
- to indemnify the tenant for consequential damages (e.g., business interruption) at one of the buildings in perpetuity and another of the buildings for 15 years after the tenant's acquisition of the property from us, if such acquisition occurs. This indemnification is capped at $12,500; and
- to pay 50% of additional costs related to construction and environmental regulatory activities incurred by the tenant as a result of the indemnified environmental condition of the properties. This indemnification is capped at $300 annually and $1,500 in the aggregate.

19. QUARTERLY DATA (UNAUDITED)

The tables below set forth selected quarterly information for the years ended December 31, 2008 and 2007. Certain of the amounts below have been reclassified to conform to the current period presentation of our Consolidated Financial Statements. In addition, revenues for the three months ended March 31, 2008 and June 30, 2008 include adjustments of $1,622 and $7,280, respectively, representing increases to construction contract revenues that were offset by an equal dollar amount of increases to construction contract expenses; these adjustments did not affect the operating income or net income previously reported on the Forms 10-Q filed with respect to such periods and are not material to the financial statements.

	For the Year Ended December 31, 2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$107,616	$120,370	$191,088	$168,944
Operating income	$ 31,742	$ 33,496	$ 35,891	$ 33,559
Income from continuing operations	$ 9,521	$ 11,707	$ 12,953	$ 21,471
Income (loss) from discontinued operations	$ 1,072	$ 1,115	$ (8)	$ —
Net income	$ 11,395	$ 12,853	$ 12,949	$ 21,471
Preferred share dividends	(4,025)	(4,026)	(4,025)	(4,026)
Net income available to common shareholders	$ 7,370	$ 8,827	$ 8,924	$ 17,445
Basic earnings per share:				
Income from continuing operations	$ 0.13	$ 0.16	$ 0.19	$ 0.34
Net income available to common shareholders	$ 0.16	$ 0.19	$ 0.19	$ 0.34
Diluted earnings per share:				
Income from continuing operations	$ 0.13	$ 0.16	$ 0.19	$ 0.34
Net income available to common shareholders	$ 0.15	$ 0.18	$ 0.19	$ 0.34

	For the Year Ended December 31, 2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 98,705	$ 101,321	$ 104,263	$ 102,850
Operating income	$ 26,429	$ 28,867	$ 30,605	$ 31,783
Income from continuing operations	$ 5,411	$ 8,112	$ 8,347	$ 9,144
Income (loss) from discontinued operations	$ 136	$ (396)	$ 2,046	$ 424
Net income	$ 5,547	$ 7,877	$ 11,431	$ 9,929
Preferred share dividends	(3,993)	(4,025)	(4,025)	(4,025)
Net income available to common shareholders	$ 1,554	$ 3,852	$ 7,406	$ 5,904
Basic earnings per share:				
Income from continuing operations	$ 0.03	$ 0.09	$ 0.11	$ 0.12
Net income available to common shareholders	$ 0.03	$ 0.08	$ 0.16	$ 0.13
Diluted earnings per share:				
Income from continuing operations	$ 0.03	$ 0.09	$ 0.11	$ 0.11
Net income available to common shareholders	$ 0.03	$ 0.08	$ 0.15	$ 0.12

market for registrant's common equity

Related Stockholder Matters and Issuer Repurchases of Equity Securities

MARKET INFORMATION

Our common shares trade on the New York Stock Exchange ("NYSE") under the symbol "OFC." The table below shows the range of the high and low sale prices for our common shares as reported on the NYSE, as well as the quarterly common share dividends per share declared:

	Price Range		Dividends
2007	Low	High	Per Share
First Quarter	$ 44.85	$ 56.45	$ 0.3100
Second Quarter	$ 40.47	$ 48.81	$ 0.3100
Third Quarter	$ 35.21	$ 44.63	$ 0.3400
Fourth Quarter	$ 30.81	$ 45.39	$ 0.3400

	Price Range		**Dividends**
2008	**Low**	**High**	**Per Share**
First Quarter	**$25.43**	**$36.16**	**$0.3400**
Second Quarter	**$33.65**	**$40.00**	**$0.3400**
Third Quarter	**$32.00**	**$43.50**	**$0.3725**
Fourth Quarter	**$20.39**	**$39.84**	**$0.3725**

The number of holders of record of our common shares was 619 as of December 31, 2008. This number does not include shareholders whose shares are held of record by a brokerage house or clearing agency, but does include any such brokerage house or clearing agency as one record holder.

We will pay dividends at the discretion of our Board of Trustees. Our ability to pay cash dividends will be dependent upon: (i) the income and cash flow generated from our operations; (ii) cash generated or used by our financing and investing activities; and (iii) the annual distribution requirements under the REIT provisions of the Code described above and such other factors as the Board of Trustees deems relevant. Our ability to make cash dividends will also be limited by the terms of our Operating Partnership Agreement and our financing arrangements, as well as limitations imposed by state law and the agreements governing any future indebtedness.

common shares performance graph

The graph and the table set forth below assume $100 was invested on December 31, 2003 in the common shares of Corporate Office Properties Trust. The graph and the table compare the cumulative return (assuming reinvestment of dividends) of this investment with a $100 investment at that time in the S&P 500 Index or the All Equity REIT Index of the National Association of Real Estate Investment Trusts ("NAREIT"):

TOTAL RETURN PERFORMANCE



$300
250
200
150
100
50
0
Index Value
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
Corporate Office Properties Trust
NAREIT All Equity REIT Index
S&P 500

	Value at					
Index	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	**12/31/08**
Corporate Office Properties Trust	100.00	145.16	181.97	265.27	171.13	**174.16**
S&P 500	100.00	110.88	116.33	134.70	142.10	**89.53**
NAREIT All Equity REIT Index	100.00	131.58	147.58	199.32	168.05	**104.65**

RECONCILIATION OF DILUTED FFO PER SHARE COMPONENTS TO DILUTED EPS COMPONENTS (UNAUDITED)

	Years Ended December 31,										
(Dollars and shares in thousands, except per share data)	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	**2008**
Numerator for diluted EPS	$ 8,952	$14,788	$11,332	$13,573	$13,711	$ 7,650	$18,911	$24,416	$29,927	$ 18,716	**$ 42,566**
Add: Minority interests-common units in the Operating Partnership	—	3,449	6,322	6,592	5,800	6,712	5,659	5,889	7,276	3,682	**7,315**
Add: Real estate-related depreciation and amortization	6,238	11,987	16,887	20,558	30,832	36,681	51,371	62,850	78,631	106,260	**102,772**
Add: Depreciation and amortization on unconsolidated real estate entities	—	—	—	144	165	295	106	182	910	666	**648**
Less: Depreciation and amortization allocable to minority interests in other consolidated entities	—	—	—	—	—	—	(86)	(114)	(163)	(188)	**(270)**
Less: Gain on sales of real estate, net of taxes, excluding development portion	—	(1,140)	(107)	(416)	(268)	(2,897)	(95)	(4,422)	(17,644)	(3,827)	**(2,630)**
Add: Convertible preferred share dividends	327	1,353	677	—	—	544	—	—	—	—	—
Add: Preferred unit distributions	—	61	2,240	2,287	2,287	1,049	—	—	—	—	—
Add: Expense on dilutive share-based compensation	—	—	—	—	327	10	382	—	—	—	—
Add: Repurchase of preferred units in excess of recorded book value	—	—	—	—	—	11,224	—	—	—	—	—
Add: Cumulative effect of accounting change	—	—	—	263	—	—	—	—	—	—	—
Numerator for diluted FFO per share	$15,517	$30,498	$37,351	$43,001	$52,854	$61,268	$76,248	$88,801	$98,937	$125,309	**$150,401**
Denominator for diluted EPS	19,237	22,574	19,213	21,623	24,547	28,021	34,982	38,997	43,262	47,630	**48,865**
Weighted average common units	—	4,883	9,652	9,437	9,282	8,932	8,726	8,702	8,511	8,296	**8,107**
Assumed conversion of weighted average convertible preferred shares	449	1,845	918	—	—	1,197	—	—	—	—	—
Assumed conversion of weighted average convertible preferred units	—	70	2,371	2,421	2,421	1,101	—	—	—	—	—
Dilutive effect of share-based compensation awards	—	—	—	—	384	43	221	—	—	—	—
Denominator for diluted FFO per share	19,686	29,372	32,154	33,481	36,634	39,294	43,929	47,699	51,773	55,926	**56,972**
Diluted EPS	$ 0.47	$ 0.66	$ 0.59	$ 0.63	$ 0.56	$ 0.27	$ 0.54	$ 0.63	$ 0.69	$ 0.39	**$ 0.87**
Diluted FFO per share	$ 0.79	$ 1.04	$ 1.16	$ 1.28	$ 1.44	$ 1.56	$ 1.74	$ 1.86	$ 1.91	$ 2.24	**$ 2.64**

corporate information

EXECUTIVE OFFICERS
Randall M. Griffin
President and Chief Executive Officer

Roger A. Waesche, Jr.
Executive Vice President and
Chief Operating Officer

Stephen E. Riffee
Executive Vice President and
Chief Financial Officer

Karen M. Singer
Senior Vice President, General
Counsel and Secretary

SERVICE COMPANY
EXECUTIVE OFFICER
Wayne H. Lingafelter
President, COPT Development &
Construction Services, LLC

EXECUTIVE OFFICES
Corporate Office Properties Trust
6711 Columbia Gateway Drive,
Suite 300
Columbia, Maryland 21046
Telephone: (443) 285-5400
Facsimile: (443) 285-7650

REGISTRAR AND
TRANSFER AGENT
Shareholders with questions concerning stock certificates, account information, dividend payments or stock transfers should contact our transfer agent:
Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
Toll-free: (800) 468-9716
www.wellsfargo.com/shareownerservices

LEGAL COUNSEL
Morgan, Lewis & Bockius
1701 Market Street
Philadelphia, Pennsylvania 19103

INDEPENDENT AUDITORS
PricewaterhouseCoopers LLP
100 East Pratt Street, Suite 1900
Baltimore, Maryland 21202

DIVIDEND REINVESTMENT PLAN
Registered shareholders may reinvest dividends through the Company's dividend reinvestment plan. For more information, please contact Wells Fargo Shareowner Services at (800) 468-9716.

ANNUAL MEETING
The annual meeting of the shareholders will be held at 9:30 a.m. on Thursday, May 14, 2009, at the corporate headquarters of Corporate Office Properties Trust at 6711 Columbia Gateway Drive, Suite 300, Columbia, Maryland 21046.

INVESTOR RELATIONS
For help with questions about the Company, or for additional corporate information, please contact:
Mary Ellen Fowler
Senior Vice President and Treasurer
Corporate Office Properties Trust
6711 Columbia Gateway Drive,
Suite 300
Columbia, Maryland 21046
Telephone: (443) 285-5450
Facsimile: (443) 285-7640
Email: ir@copt.com

SHAREHOLDER INFORMATION
As of March 16, 2009, the Company had approximately 54,367,000 outstanding common shares owned by approximately 670 shareholders of record. The number of shareholders does not include the number of persons whose shares are held in nominee or "street name" accounts through brokers or clearing agencies.

COMMON AND
PREFERRED SHARES
The common and preferred shares of Corporate Office Properties Trust are traded on the New York Stock Exchange. Common shares are traded under the symbol OFC, and preferred shares are traded under the symbols OFCPrG, OFCPrH or OFCPrJ.

WEBSITE
For additional information on the Company, visit our website at www.copt.com.

FORWARD-LOOKING
INFORMATION
This report contains forward-looking information based upon the Company's current best judgment and expectations. Actual results could vary from those presented herein. The risks and uncertainties associated with the forward-looking information include the strength of the commercial office real estate market in which the Company operates, competitive market conditions, general economic growth, interest rates and capital market conditions. For further information, please refer to the Company's filings with the Securities and Exchange Commission.

CORPORATE GOVERNANCE
CERTIFICATION
The Company submitted to the New York Stock Exchange in 2008 the Annual CEO Certification required by Section 303A.12 of the New York Stock Exchange corporate governance rules.

SARBANES-OXLEY ACT
SECTION 302 CERTIFICATION
The Company filed with the Securities and Exchange Commission, as an exhibit to its Form 10-K for the year ended December 31, 2008, the Sarbanes-Oxley Act Section 302 certification regarding the quality of the Company's public disclosure.

OFC
LISTED
NYSE

board of trustees





6711 Columbia Gateway Drive, Columbia, Maryland 21046 443-285-5400
www.copt.com

COPT

CORPORATE OFFICE
PROPERTIES TRUST